7/9

Follow-Up Materials

Follow-Up Materials

08004809

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hindalco Industries

*CURRENT ADDRESS

PROCESSED

SEP 10 2008

THOMSON REUTERS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 03428 FISCAL YEAR 3-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dw

DAT : 9/9/08

NEW HORIZONS. NEW FRONTIERS.



082-03428

3-31-08
AR/S

HINDALCO
ADITYA BIRLA GROUP
Hindalco Industries Limited

ANNUAL REPORT 2007-08



Mr. G. D. Birla and Mr. Aditya Birla, our founding fathers.

We live by their values.

Integrity, Commitment, Passion, Seamlessness and Speed

HINDALCO INDUSTRIES LIMITED

Registered Office: "Century Bhavan", Third Floor, Dr. Annie Besant Road, Worli, Mumbai 400 030.

NOTICE is hereby given that the **Forty-Ninth Annual General Meeting** of the Shareholders of Hindalco Industries Limited will be held at **Ravindra Natya Mandir, P.L. Deshpande Maharashtra Kala Academy, Prabhadevi, Mumbai 400025** on Friday, the 19th September 2008 at **3.30 P.M.**, to transact, with or without modification(s) as may be permissible, the following business:

1. To receive, consider and adopt the audited Balance Sheet as at 31st March, 2008 and Profit and Loss Account for the year ended on that date, the Report of the Directors and the Auditors thereon.

2. To declare and sanction the payment of Dividend on preference shares and equity shares of the Company for the financial year 2007-2008.

3. To appoint a Director in place of **Mr. S.S. Kothari**, who retires from office by rotation and being eligible, offers himself for re-appointment.

4. To appoint a Director in place of **Mr. M.M. Bhagat**, who retires from office by rotation and being eligible, offers himself for re-appointment.

5. To appoint a Director in place of **Mr. C.M. Maniar**, who retires from office by rotation and being eligible, offers himself for re-appointment.

6. To appoint Auditors of the Company to hold office from the conclusion of this Meeting till the conclusion of the next Annual General Meeting of the Company and to fix their remuneration, and for the purpose, to pass the following Resolution, which will be proposed as an **Ordinary Resolution**:

   "**RESOLVED** that pursuant to the provisions of Section 224 and other applicable provisions, if any, of the Companies Act, 1956, Messrs Singhi & Company, Chartered Accountants, Kolkata, the retiring Auditors, be and are hereby re-appointed as the Auditors of the Company to hold office from the conclusion of this Meeting till the conclusion of the next Annual General Meeting of the Company and that the Board of Directors of the Company be and is hereby authorized to fix their remuneration for the said period and reimbursement of actual out of pocket expenses, as may be incurred in the performance of their duties."

7. To consider and if thought fit, to pass the following Resolution as a Special Resolution.

   "RESOLVED that pursuant to provisions of Section 61 and other applicable provisions, if any, of the Companies Act, 1956, and all other applicable guidelines issued by SEBI from time to time, consent of the Company be and is hereby accorded to the Board to use / deploy unutilized funds out of the proceeds of Rights issue of its Equity Shares made in 2006, which stood at Rs.17,894 million as on March 31, 2008, for the repayment of the bridge loan taken to meet the costs of acquisition of Novelis Inc, Canada, and other general corporate purposes, in addition to the utilization of Issue proceeds as discussed in the Rights offer document."

8. To consider and if thought fit, to pass the following Resolution which will be proposed as a Special Resolution:

   "RESOLVED that in partial modification of the relevant resolutions passed at the Forty-Fifth and Forty-Seventh Annual General Meetings held on 31st July 2004 and 28th July 2006 respectively and pursuant to the provisions of

Sections 198, 309, 310, Schedule XIII and other applicable provisions, if any, of the Companies Act, 1956, including any statutory modification or re-enactment thereof, the Company hereby approves of the payment of the revised remuneration to Mr. D. Bhattacharya, Managing Director, as per the details provided in the Explanatory Statement in relation to this Resolution, for the remaining period of his tenure of office i.e. up to 1st October, 2008 with liberty to the Board of Directors to revise his remuneration from time to time as it deems fit within the limits of Schedule XIII of the Companies Act, 1956."

By Order of the Board of Directors

Place: Mumbai **Anil Malik**
Date: 20th June 2008 **Company Secretary**

NOTE FOR MEMBERS' ATTENTION

1. A MEMBER ENTITLED TO ATTEND AND VOTE IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF/HERSELF AND THE PROXY NEED NOT BE A MEMBER OF THE COMPANY.

   THE INSTRUMENT APPOINTING A PROXY SHOULD HOWEVER BE DEPOSITED AT THE REGISTERED OFFICE OF THE COMPANY NOT LESS THAN FORTY-EIGHT HOURS BEFORE THE COMMENCEMENT OF THE MEETING.

   NOTICE is also hereby given that the Register of Members and Transfer Books in respect of Equity Shares of the Company will remain closed on Friday, the 5th September 2008.

2. The relevant Explanatory Statement pursuant to section 173(2) of the Companies Act, 1956 in respect of item Nos. 7 & 8 of the Notice set out above, is annexed hereto.

3. Members are hereby informed that Dividend which remains unclaimed / un-encashed over a period of 7 years, has to be transferred as per the provisions of Section 205A of the Companies Act, 1956, by the Company to "The Investor Education & Protection Fund", constituted by the Central Government under Section 205C of the Companies Act, 1956.

   Hereunder are the details of Dividends paid by the Company and their respective due dates of transfer of unclaimed/un-encashed dividends to the designated fund of the Central Government:

Date of Declaration of Dividend	Dividend for the year	Due date of transfer to the Government
1st August, 2001	2000-01	September, 2008
31st July, 2002	2001-02	August, 2009
31st July, 2003	2002-03	August, 2010
31st July, 2004	2003-04	August, 2011
12th July, 2005	2004-05	August, 2012
28th July, 2006	2005-06	August, 2013
12th March, 2007	2006-07	April, 2014

   It may please be noted that once the unclaimed / un-encashed dividend is transferred to "The Investor Education & Protection Fund", as above, no claim shall lie in respect of such amount by the shareholder.

4. *The Company has listed its Shares at:*

   a) Bombay Stock Exchange Limited, Phiroze Jeejeebhoy Towers, Dalal Street, Mumbai – 400 001.

   b) The National Stock Exchange of India Limited, 5th Floor, Exchange Plaza,Plot No. C/1, G Block, Bandra-Kurla Complex, Bandra (E), Mumbai – 400 051.

   The listing fees of these Exchanges have been paid in time.

5 Members desirous of making nomination as permitted under Section 109A of the Companies Act, 1956 in respect of the shares held by them in the Company, can make the nomination in Form 2B.

6. As per the requirement of clause 49 of the listing agreement on Corporate Governance for appointment of the Directors/ re-appointment of the retiring Directors, a statement containing details of the concerned Directors is attached herewith.

7. As per the approval granted by the Central Government under Section 212 (8) of the Companies Act, 1956, copy of the Balance Sheet, Profit and Loss account, Report of the Board of Directors and the Report of the Auditors of the Subsidiary Companies are not attached with the Annual Report of the Company. However the Annual Reports of all the Subsidiary Companies are available for inspection at Registered Office of the Company to any member/investor of the Company. Further the Company will make available these documents to any member/investor upon request.

8. The Annual Report of the Company for the year 2007-08 circulated to the members of the Company, will also be made available on the Company's website (www.hindalco.com) and also be uploaded to website (www.sebiedifar.nic.in).

9. All the documents referred to in the accompanying Notice and Explanatory Statement are available for inspection at the Registered office of the Company on all working days between 2 p.m. to 4 p.m. up to the date of Annual General Meeting.

ANNEXURE TO NOTICE

Explanatory Statement pursuant to the provisions of Section 173(2) of the Companies Act, 1956.

Item no. 7

The Company had come out with a Rights offer of 231,936,993 equity shares in 2006 for an amount aggregating Rs. 22,266 Million to the existing shareholders in the ratio of one equity share for every four equity shares held by the shareholders. The Rights issue was made to meet the costs for expansion of the Company's existing facilities at Muri, Belgaum and Hirakud and setting – up Greenfield projects namely Aditya Aluminium/ Alumina and Utkal Alumina besides meeting issue related expenses.

However, considering the change in the business plans over a period of time to the benefit of the Company, including acquisition of Novelis Inc. Canada, it is felt that more flexibility be accorded for utilization of part of the said Rights issue proceeds. In terms of the provisions of Section 61 of the Companies Act, 1956, a company has to obtain the consent of the Shareholders in general meeting to vary the terms of a contract referred to in the document relating to the rights offer. It is in view of the above that it is deemed appropriate to seek approval of members for use / deployment of the unutilized part of the Rights issue proceeds, for repayment also of the bridge loan availed by A.V. Minerals BV, Netherlands, a wholly owned subsidiary of the Company for the acquisition of Novelis Inc, Canada and other general corporate purposes, in addition to the Objects of the Issue stated in the Letter of Offer. The Board accordingly recommends this resolution for the approval of the shareholders.

Item no. 8

Mr. D Bhattacharya was appointed as the Managing Director of the Company by the Board which appointment was confirmed by a Special Resolution passed by the members at the Annual General meeting held on 31st July 2004.

The shareholders whilst approving payment of remuneration to Mr. D Bhattacharya at the aforesaid Annual General Meeting of the Company had also authorized the Board of Directors to revise the same from time to time: The Board of Directors accordingly, considering the immense contribution of Mr. Bhattacharya and in line with prevailing corporate practice, made a revision in the terms of his remuneration with effect from 1st July 2007 for the remaining period of his current tenure of office expiring on 1st October, 2008 as set out below:

1. Special allowance increased from Rs. 92,93,400 p.a. (Ninety Two Lacs Ninety Three Thousand Four Hundred only) to Rs. 1,56,00,000 p.a. (One Crore Fifty Six Lacs only)
2. Performance Linked Incentive Pay increased from Rs. 1,18,45,000 p.a. to Rs. 2,57,00,000 p.a.

   The other components of his remuneration remain the same as approved by the Members at the Annual General Meetings held on 31st July 2004 and 28th July 2006.

Approval of the Members is now sought to the above upward revision in the remuneration payable to Mr. D Bhattacharya, which is in line with the modern corporate trend, particularly, considering Mr Bhattacharya's immense contribution to the Company. It is in above circumstances that the Resolution mentioned in this item of the Notice is proposed to be passed and is commended for your acceptance.

Mr. D. Bhattacharya is interested in the resolution.

This may also be treated as an abstract of variation in the terms of the remuneration payable to Mr. D. Bhattacharya as the Managing Director of the Company under Section 302 of the Companies Act, 1956.

By Order of the Board of Directors

Place: Mumbai
Date: 20th June 2008.

Anil Malik
Company Secretary

Details of Directors seeking re-appointment in Annual General Meeting fixed on 19th September 2008.

Name of Director	Mr. S.S. Kothari	Mr. M.M. Bhagat	Mr. C.M. Maniar
Date of Birth	28/12/1921	21/08/1933	04/12/1935
Date of Appointment	22/12/1988	15/03/1996	08/03/1982
Expertise in specific functional areas	Businessman	Insurance Consultant	Solicitor and Advocate
Qualifications	B.Sc.	B.Com, A.C.I.I. (London), A.I.I.I. Passed Part- I of Fellowship Exams of Chartered Insurance Institute, London, Passed Intermediate Exam of Chartered Institute of Secretary, London	B.Com, M.A., L.L.B.
List of outside Directorships held excluding Alternate Directorship and Private Companies	NIL	1. Birla Insurance Advisory Services Limited. 2. Zenith Exports Limited. 3. VCK Share & Stock Broking Services Limited. 4. VCK Capital Market Services Limited.	1. Chemtex Engineering of India Limited. 2. Food & Inns Limited. 3. Godfrey Phillips India Limited. 4. Gujarat Ambuja Exports Limited. 5. Indian Card Clothing Company Limited. 6. Indo Euro Investment Company Limited. 7. Multi Commodity Exchange of India Limited. 8. Pioneer Investcorp Limited. 9. Sudal Industries Limited. 10. Twenty First Century Printers Limited. 11. Vadilal Industries Limited. 12. Varun Shipping Company Limited.
Chairman/ Member of the Committee of the Board of Directors of the Company	NIL	1. Audit Committee (Chairman)	1. Audit Committee (Member) 2. Investor Grievances Committee (Member)
Chairman/ Member of the Committee of the Board of Directors of other companies in which he/she is a Director a. Audit Committee	NIL	1. Zenith Export Limited. 2. VCK Capital Market Services Limited.	1. Varun Shipping Company Limited. 2. Twenty First Century Printers Limited. 3. Pioneer Investcorp Limited.
b. Investor Grievances Committee	NIL	NIL	1. Pioneer Investcorp Limited. 2. Godfrey Philip India Limited. 3. Twenty First Century Printers Limited. 4. Varun Shipping Company Limited. (Chairman)
c. Banking & Finance/ Remuneration Committee	NIL	1. Zenith Exports Limited. (Chairman)	NIL
d. Personnel Committee	NIL	NIL	NIL
e. Securities Committee	NIL	NIL	NIL
No. of Shares Held in the Company	47,179	3,472	39,565

"FORM 2B"
(See rules 4CCC and 5D)

NOMINATION FORM

(To be filled in by individual(s) applying singly or jointly)

I/We.. ....the holders of Shares/Debentures/Deposit Receipt bearing number(s)...........................of M/s..wish to make a nomination and do hereby nominate the following person(s) in whom all rights of transfer and/or amount payable in respect of shares/debentures/deposits shall vest in the event of my/our death.

Name(s) and Address (es) of Nominee(s)

Name..

Address... ....

Date of Birth*................................. ....

(* To be furnished in case the nominee is a minor)

** The Nominee is a minor whose guardian is...

Name and Address..

(** To be deleted if not applicable)

Signature..

Name..

Address..

Date...

Signature..

Name..

Address....... ....

Date...

Signature..

Name.......... ....

Address..

Date...

Signature of two Witnesses

Name and Address	Signature with date
1..	....
2..	....

Instructions:

1. The Nomination can be made by individuals only applying/holding shares/debentures on their own behalf singly or jointly upto two persons. Non-Indiv duals including society, trust, body corporate, partnership firm, Karta of Hindu undivided Family, holder of power of attorney cannot nominate. If the shares are held jointly all joint holders will sign the nomination form. Space is provided as a Specimen, if there are more joint holders more sheets can be added for signatures of holders of shares/debentures and witness.
2. A minor can be nominated by a holder of shares/debentures/deposits and in that event the name and address of the Guardian shall be given by the holder.
3. The nominee shall not be a trust, society, body corporate, partnership firm, Karta of Hindu Undivided Family or a power of attorney holder. A non-resident Indian can be a nominee on re-patriable basis.
4. Nomination stand rescinded upon transfer of shares/debentures or repayment/renewal of deposits made.
5. Transfer of share/debenture in favour of a nominee and repayment of amount of deposit to nominee shall be valid discharge by a company against the legal heir.
6. The intimation regarding nomination/nomination form shall be filed in duplicate with company/Registrar and share transfer agents of the company who will return one copy thereof to the share or debenture or deposit holder.

Please submit the aforesaid form in duplicate

ATTENDANCE SLIP

HINDALCO INDUSTRIES LIMITED

Registered Office : "Century Bhavan", Third Floor, Dr. Annie Besant Road, Worli, Mumbai 400 030.

Please complete this attendance slip and hand it over at the entrance of the Hall.

Full Name of Shareholder in Block Letters:..

No of shares held: ....   Folio No...

I hereby record my presence at the Forty-Ninth Annual General Meeting of the Company at **Ravindra Natya Mandir, P.L. Deshpande Maharashtra Kala Academy, Prabhadevi, Mumbai 400025** on Friday, the 19th September 2008 at 3.30 P.M.

____

Signature of Shareholder.

NOTE: Only Shareholders of the Company or their proxies will be allowed to attend the Meeting.

— — — — — — — — — — — Tear Here — — — — — — — — — — —

PROXY FORM

HINDALCO INDUSTRIES LIMITED

Registered Office : "Century Bhavan", Third Floor, Dr. Annie Besant Road, Worli, Mumbai 400 030.

Folio No:...

No. of shares held:..

I/We...of.....................being a Member/Members of the above named Company, hereby appoint Mr...of........................ or failing him Mr...................................... ....of....................or failing him Mr...of........................as my/our proxy to vote for me/us on my/our behalf at the Forty-Ninth Annual General Meeting of the Company to be held on Friday, the 19th September 2008 at 3.30 P.M. and any adjournment thereof.

As witness my/our hand(s) this ....day of.....................2008.

Affix
Re. 1/-
Revenue Stamp
Here

Signature.......................

NOTE: The Proxy must be deposited at the Registered Office of the Company not less than 48 hours before the time for holding the Meeting.

46 Operations in 13 countries


EUROPE
NETHERLANDS
UK
GERMANY
ITALY
JAPAN
AUSTRALIA

Locations

- Bauxite
- Alumina
- Primary
- Rolled Products
- Extrusion
- Recycling
- Wheels
- Power
- Coke
- Regional Office
- Executive Office
- Sales Center
- Research and Development
- Copper Mines
- Copper Smelter

At the turn of the century, Hindalco was an integrated aluminium producer with two manufacturing facilities in India and a vision "TO BE A PREMIUM METALS MAJOR, GLOBAL IN SIZE AND REACH, WITH A PASSION FOR EXCELLENCE".

Today, Hindalco has a global manufacturing presence, and end-products made with Hindalco materials reach customers virtually everywhere on the globe. In India, Hindalco has presence in the entire aluminium value chain, backed with power plants, coal mines and bauxite mines. Our Copper Smelter on the Gujarat coastline is one of the world's largest single location custom smelter supported by a captive jetty. Our subsidiary ABML owns 2 copper mines in Australia, and Novelis is the world's largest producer of aluminium rolled products.

Hindalco has a committed team of individuals striving passionately to deliver excellence to all our stakeholders, and to keep Hindalco's growth momentum going.





HINDALCO - OUR VISION
To be a premium metals major, global in size and reach, with a passion for excellence.



CONTENTS

HINDALCO INDUSTRIES LIMITED

BOARD OF DIRECTORS

Non Executive Directors

Mr. Kumar Mangalam Birla
Chairman

Mrs. Rajashree Birla

Mr. A.K. Agarwala

Mr. E.B. Desai

Mr. S.S. Kothari

Mr. C.M. Maniar

Mr. M.M. Bhagat

Mr. K.N. Bhandari

Mr. N.J. Jhaveri

Executive Director

Mr. D. Bhattacharya
Managing Director

CHIEF FINANCIAL OFFICER

Mr. S. Talukdar
Group Executive President & CFO

CORPORATE

Mr. R. Ram, *Senior President (Corporate Project)*

Mr. Pratik Roy, *Chief People Officer*

ADVISORS

Mr. R.K. Kasliwal
Mr. Amit Basu

COMPANY SECRETARY

Mr. Anil Malik

KEY EXECUTIVES

ALUMINIUM BUSINESS

Mr. R.S. Dhulkhed, *President (Operations)*

Mr. Shashi K. Maudgal, *Chief Marketing Officer*

Mr. Shankar Ray, *President (Chemicals & International Trade)*

Mr. S.M. Bhatia, *President (Foil & Wheel)*

Renukoot Unit

Mr. D.K. Kohly, *Chief Operating Officer*

Mr. R.P. Shah, *Executive President & Chief Manufacturing Officer*

Mr. Ashok Machher, *Joint President (F&C)*

Mr. J. Bhaumik, *President (Renusagar Power)*

Aditya Aluminium

Mr. S.N. Bontha, *CEO*

Mr. S.N. Jena, *Chief Operating Officer*

COPPER BUSINESS

Mr. Dilip Gaur, *Group Executive President*

Mr. N.M. Patnaik, *Joint President (Finance & Commercial)*

Mr. J.P. Paliwal, *Joint Executive President (Commercial)*

Mr. B.M. Sharma, *Chief Marketing Officer*

AUDITORS

Singhi & Co., Kolkata

COST AUDITORS

R. Nanabhoy & Co., Mumbai

Mani & Co., Kolkata

THE CHAIRMAN'S LETTER TO SHAREHOLDERS



Dear Fellow Shareholders,

India continues on its growth trajectory. Since the year 2003-04, our GDP growth has exceeded 8% year on year. Today we can take justifiable pride in having joined the ranks of the US$ trillion economies of the world. I do believe India will continue its momentum despite some strong headwinds. For instance inflation – where the Government is trying to pull out all stops to stem it. Additionally we have to contend with the hardening interest rates and the volatility in global financial markets, consequent to the sub prime crises.

That despite these adverse factors enveloping the business environment, India continues to grow is a validation of the inherent fundamental strengths of our economy. This bodes well for your Company.

With the acquisition of Novelis, your company has become the world's largest rolling company. Hindalco is now a global player with a strong presence in five continents and is in the league of the top 7 global players.

Your Company's performance has been remarkable. Its net consolidated revenues registered a quantum leap, touching US$ 15 billion (Rs. 60,013 crores), up by 211% and EBITDA at US $ 1.8 billion (Rs. 7,291crores) rose by 50%. Of the revenues, over US$ 12 billion (Rs. 47,000 crores) came from the aluminium business while copper accounted for US $ 3 billion (Rs. 12,340 crores).

As the Management Discussion and Analysis gives an in-depth review of the various projects and initiatives, taken by your company during the year, I will provide you with just a snapshot.

With the acquisition of Novelis, your company has become the world's largest rolling company. Hindalco is now a global player with a strong presence in five continents and is in the league of the top 7 global players. Its product portfolio is a natural hedge against the volatility of the LME.

A strong operational focus, capacity expansions in the fast growing markets of Asia and South America and a reduction in corporate costs have been the drivers. Novelis' exposure to contracts with metal price ceiling has also been considerably scaled down. While the integration of Novelis continues to be a focus area, your company would be executing

While the integration of Novelis continues to be a focus area, your company would be executing multi-location expansion programmes aggregating to USD 8.5 billion over the next three years.

multi-location expansion programmes aggregating to USD 8.5 billion over the next three years.

Interestingly, with Novelis we have added several Hindalcos in size at one go. The expansions at Hindalco means that we would add about 50% of the Hindalco - Novelis combine in the next 3-4 years.

Your company's Australian operations put up a sterling performance. The Nifty Sulphide Copper Mining Project in Australia ramped up to a capacity of 60000 TPA, this year, marking the completion of the project in a record global benchmark time and capital cost. This is the largest underground Copper mine commissioned in the last decade anywhere in the world.

I believe, your Company is well poised to grow to greater heights in the foreseeable future.

Outlook

I believe our people – our human capital is our key resource and we owe a large part of our success to them. We have thought leaders across the

I believe our people – our human capital is our key resource and we owe a large part of our success to them. We have thought leaders across the Company. A majority of our people tap into each others knowledge-base and collaborate effectively to achieve a shared vision.

Company. A majority of our people tap into each others knowledge-base and collaborate effectively to achieve a shared vision.

The Aditya Birla Group : In Perspective

We are moving in sync with our vision to be a premium global conglomerate with a clear focus at each business level. Our Group is now a US$ 28 billion meritocratic Corporation, and a 100,000 strong human capital belonging to 25 nationalities, spanning 20 countries across 5 continents. Our values – Integrity, Commitment, Passion, Seamlessness and Speed bind us all together regardless of geographies and nationalities.

Our HR strategy ongoingly focuses on enhancing stakeholder value through superior organisation and people capability. Today, more than ever before, talent is at a premium, thanks to globalisation and the multi-polar world, both of which afford unique opportunities. At our Group attracting the best talent and engaging them continues to be a key priority. We have made huge investments in not only attracting but developing and retaining our human capital over the long term.

At our Group attracting the best talent and engaging them continues to be a key priority. We have made huge investments in not only attracting but developing and retaining our human capital over the long term.

To arrive at an employee proposition that would draw more talent to our Group, we conducted an indepth research aimed at finding out what is our DNA as an employer and what does our employer brand connote. Apart from trust and

To arrive at an employee proposition that would draw more talent to our Group, we conducted an indepth research aimed at finding out what is our DNA as an employer and what does our employer brand connote. Apart from trust and admiration for the Group as a professional values-driven organisation, what also emerged strikingly was the fact of our diversity – the number of countries and businesses in which we are engaged, that is an enduring characteristic of our Group.

admiration for the Group as a professional values-driven organisation, what also emerged strikingly was the fact of our diversity – the number of countries and businesses in which we are engaged, that is an enduring characteristic of our Group.

We have therefore positioned ourselves as an employer that offers "a world of opportunities", other factors being a given in our case. I am happy to share with you that our employer brand has attracted more than 50 top-notch professionals from India and across the globe. To provide cross-functional, cross-cultural and cross-country agility and learnings, as well as to strengthen our leadership pipeline, more than 100 colleagues from middle management to senior management have been job-rotated.

A Performance Management Centre at our Group's Headquarters has been set up with dedicated resources to sharpen our high performance culture. This team's sole responsibility is to assist in Institutionalising world-class performance framework and leadership processes.

As in the past our high-calibre Management talent have been put through our Development Assessment Centres and their professional development plans drawn up.

Gyanodaya, our Institute of Management Learning continues to provide a good base for new learnings for our people, and honing competencies. Up until now more than 4,500 colleagues have participated in its programmes.

We had said last year that we would introduce ESOP schemes during the course of the year. In this year, we covered 700 employees under ESOP schemes, a significant move, for the first time in the history of our Group. We will cover many more from now on.

Going forward in the next five years, I see our workforce mix expanding to over 100 nationalities and our senior management team becoming even more global. I visualise a multi-generational workforce able to overcome generational barriers, and effectively, feeding on each one's core offerings of experience, raw energy, risk taking and organisational knowledge. Enhancing our attractiveness as an employer also calls for creating a workspace that accepts and encourages the existence of a sharp sense of individual identity, even within the strong organisational brand and cultural fabric. We want to create top-notch leaders on virtually an assembly-line scale. And lastly, we want to be in that enviable position where the best talent globally wants to join us, just as much as we seek them.

Best Regards,

Yours sincerely,



20th June, 2008

Kumar Mangalam Birla

FINANCIAL HIGHLIGHTS - STANDALONE

(Rs. in Million)

	2007-08 USD in Mn *	2007-08	2006-07	2005-06	2004-05	2003-04	2002-03	2001-02	2000-01	1999-00	1998-99
PROFITABILITY											
Net Sales and Operating Revenues	4,804	192,010	183,130	113,965	95,231	62,084	49,856	23,314	22,754	20,312	17,670
Cost of Sales	3,953	157,999	142,980	87,914	72,467	47,081	37,406	13,373	12,225	10,911	9,893
Operating Profit	851	34,011	40,150	26,051	22,765	15,003	12,451	9,940	10,529	9,401	7,777
Depreciation and Impairment	147	5,878	6,380	5,211	4,633	3,175	2,642	1,543	1,424	1,354	1,246
Other Income	123	4,929	3,701	2,439	2,700	2,400	2,184	2,109	1,315	1,387	1,445
Interest and Finance Charges	70	2,806	2,424	2,252	1,700	1,772	1,365	456	619	597	836
Profit before Tax and Exceptional Items	757	30,256	35,046	21,027	19,133	12,457	10,627	10,050	9,801	8,837	7,139
Exceptional Items (Net)	-	-	-	(30)	91	-	1,633	-	-	228	-
Profit before Tax	757	30,256	35,046	21,057	19,042	12,457	8,994	10,050	9,801	8,609	7,139
Tax for current year	176	7,053	9,403	4,501	5,748	4,067	3,173	3,190	3,020	2,485	1,470
Tax adjustment for earlier years (Net)	(135)	(5,407)	-	-	-	-	-	-	-	-	-
Net Profit	716	28,609	25,643	16,556	13,294	8,389	5,821	6,860	6,781	6,124	5,669
FINANCIAL POSITION											
Gross Fixed Assets (including CWIP)	3,435	137,283	127,291	112,512	100,958	71,262	64,704	37,358	30,511	27,594	26,196
Depreciation and Impairment	1,201	47,991	42,459	36,355	31,693	19,183	16,070	10,407	8,991	7,585	6,246
Net Fixed Assets	2,234	89,292	84,831	76,157	69,265	52,079	48,634	26,951	21,520	20,009	19,950
Investments	3,530	141,080	86,753	39,713	37,021	33,772	26,484	19,853	19,175	11,328	10,628
Net Current Assets	1,013	40,509	37,415	41,500	19,582	18,325	19,233	13,032	10,241	12,409	8,851
Capital Employed	6,777	270,881	208,999	157,370	125,869	104,176	94,351	59,836	50,935	43,746	39,429
Loan Funds	2,084	83,286	73,592	49,034	38,000	25,646	23,950	9,577	7,147	5,754	6,870
Deferred Tax Liability (Net)	331	13,237	11,258	12,334	11,297	9,951	8,490	4,443	-	-	-
Net Worth	4,362	174,358	124,149	96,003	76,572	68,579	61,911	45,816	43,788	37,992	32,559
Net Worth represented by :											
Share Capital	31	1,226	1,043	986	928	925	925	745	745	745	745
Share Warrants/ Suspense	35	1,395	-	-	-	-	-	-	-	-	-
Reserves and Surplus #	4,297	171,737	123,105	95,017	75,644	67,654	60,986	45,071	43,044	37,247	31,814
	4,362	174,358	124,149	96,003	76,572	68,579	61,911	45,816	43,788	37,992	32,559
Dividend											
Preference Shares (including Tax)	0.01	0.28	-	-	-	-	-	-	-	-	-
Equity Shares (including Tax)	66.41	2,655	2,022	2,473	2,120	1,721	1,408	1,005	985	691	532

	Unit	2007-08	2006-07	2005-06	2004-05	2003-04	2002-03	2001-02	2000-01	1999-00	1998-99
RATIOS & STATISTICS											
Operating Margin	%	17.71	21.92	22.86	23.90	24.17	24.97	42.64	46.27	46.28	44.01
Net Margin	%	14.90	14.00	14.53	13.96	13.51	11.68	29.42	29.80	30.15	32.08
Gross Interest Cover	Times	6.08	10.50	11.19	12.47	8.77	7.51	13.50	14.92	17.76	10.70
Net Interest Cover	Times	13.88	18.09	12.65	14.98	9.82	10.72	26.43	19.14	18.08	11.03
ROCE	%	12.21	17.93	14.79	16.55	13.66	12.71	17.56	20.46	21.56	20.23
ROE	%	16.41	20.66	17.24	17.36	12.23	9.40	14.97	15.49	16.12	17.41
Basic EPS $	Rs.	24.51	25.52	16.79	13.48	8.53	5.92	8.67	8.57	7.74	7.16
Diluted EPS $	Rs.	24.38	25.52	16.79	13.48	8.53	5.92	8.67	8.57	7.74	7.16
Cash EPS $	Rs.	29.55	31.87	22.07	18.18	11.76	8.61	10.62	10.37	9.45	8.74
Dividend per Share	%	185	170	220	200	165	135	135	120	80	65
Capital Expenditure	Rs. in Mn	10,485	15,157	11,875	10,971	6,690	10,373	7,009	2,995	1,474	2,311
Foreign Exchange earning on Export	Rs. in Mn	64,343	69,732	36,433	26,052	12,951	10,283	3,374	3,763	3,123	1,655
Debt Equity Ratio	Times	0.48	0.59	0.51	0.50	0.37	0.39	0.21	0.16	0.15	0.21
Book Value per Share $	Rs.	142.09	118.97	97.40	82.54	74.16	66.95	61.53	58.81	51.02	43.73
Market Capitalisation	Rs. in Mn	202,599	139,627	191,957	120,018	112,556	49,428	57,338	57,442	54,736	34,698
Number of Equity Shareholders	Nos.	335,337	520,019	396,766	117,721	117,124	153,606	35,955	37,925	39,769	38,780
Number of Employees	Nos.	19,667	20,366	19,593	19,687	13,675	13,752	12,955	12,892	12,964	12,968
Average Cash LME (Aluminium)	USD	2,623	2,663	2,028	1,779	1,496	1,354	1,395	1,533	1,473	1,291
Average Cash LME (Copper)	USD	7,521	6,985	4,099	3,000	2,046	1,586	-	-	-	-

* 1 USD = Rs. 39.97

Net of Miscellaneous Expenditure

$ Figures recomputed for all the years prior to 2005-06 for stock split in the ratio of 10 : 1 (Face value Rs. 10/- to Re. 1/-) effected in 2005-06.

Figures for 2002-03 onwards include figures relating to the copper business of Indo Gulf Corporation Limited acquired pursuant to Scheme of Arrangement with effect from 01.04.2002.

Figures for 2004-05 onwards include figures relating to de-merged Units of Indian Aluminium Company, Limited acquired pursuant to Scheme of Arrangement with effect from 01.04.2004.

Figures for 2007-08 include figures of Indian Aluminium Company, Limited amalgamated pursuant to Scheme of Amalgamation with effect from 01.04.2007.

FINANCIAL HIGHLIGHTS - CONSOLIDATED

(Rs. in Million)

	2007-08	2007-08	2006-07	2005-06	2004-05	2003-04	2002-03	2001-02
PROFITABILITY	USD in Mn *							
Net Sales and Operating Revenues	15,014	600,128	193,161	121,197	101,053	82,233	64,009	35,652
Cost of Sales	13,354	533,778	148,855	92,748	76,748	62,677	48,988	23,647
Operating Profit	1,660	66,351	44,306	28,449	24,306	19,555	15,021	12,005
Depreciation and Impairment	615	24,565	8,646	7,959	6,325	5,140	3,711	2,175
Other Income	164	6,560	4,091	2,805	2,779	2,795	2,407	2,384
Interest and Finance Charges	463	18,491	3,135	3,014	2,159	2,346	1,902	808
Profit before Tax and Exceptional Items	747	29,855	36,616	20,281	18,600	14,865	11,815	11,406
Exceptional Items (Net)	-	-	-	(23)	131	10	1,613	72
Profit before Tax	747	29,855	36,616	20,304	18,470	14,854	10,202	11,334
Tax for current year	228	9,098	9,585	4,403	6,228	4,871	3,497	3,549
Tax adjustment for earlier years (Net)	(137)	(5,481)	1	(1)	(716)	9	(0)	-
Profit before Minority Interest	656	26,238	27,030	15,902	12,958	9,975	6,705	7,785
Minority Interest	55	2,206	161	106	110	40	48	295
Share in Profit/ (Loss) of Associates (Net)	4	159	12	-	-	-	-	-
Net Profit	597	23,873	26,858	15,796	12,848	9,935	6,657	7,490
FINANCIAL POSITION								
Gross Fixed Assets (including CWIP)	11,378	454,770	161,879	144,835	125,919	109,701	95,543	55,585
Depreciation and Impairment	1,845	73,733	50,346	46,002	39,065	30,413	24,945	16,082
Net Fixed Assets	9,533	381,037	111,533	98,834	86,854	79,288	70,598	39,504
Investments	3,476	138,922	78,741	31,632	29,559	18,656	11,868	12,406
Net Current Assets	1,068	42,706	42,575	39,671	21,610	22,485	23,051	16,068
Capital Employed	14,077	562,664	232,849	170,137	138,023	120,429	105,517	67,978
Loan Funds	8,094	323,524	84,429	62,790	49,308	37,237	33,041	13,951
Minority Interest	404	16,166	8,567	1,295	858	932	357	1,989
Deferred Tax Liability (Net)	1,239	49,514	11,716	12,281	11,342	11,953	10,259	5,980
Net Worth	4,340	173,461	128,138	93,770	76,514	70,308	61,861	46,059
Net Worth represented by :								
Share Capital	31	1,226	1,043	1,474	1,416	1,413	1,305	745
Share Warrants/ Suspense	35	1,395	-	-	-	-	113	-
Reserves and Surplus #	4,274	170,840	127,094	92,296	75,098	68,895	60,443	45,315
	4,340	173,461	128,138	93,770	76,514	70,308	61,861	46,059
Dividend								
Preference Shares (including Tax)	0.01	0.28	-	-	-	-	-	-
Equity Shares (including Tax)	67	2,676	2,044	2,486	2,131	1,728	1,408	1,005

RATIOS AND STATISTICS

	Unit	2007-08	2006-07	2005-06	2004-05	2003-04	2002-03	2001-02
Operating Margin	%	11.06	22.94	23.47	24.05	23.78	23.47	33.67
Net Margin	%	3.98	13.90	13.03	12.71	12.08	10.40	21.01
Gross Interest Cover	Times	3.30	9.91	8.87	10.32	8.60	6.89	11.41
Net Interest Cover	Times	3.94	15.44	10.37	12.54	9.53	9.16	17.81
ROCE	%	8.59	17.07	13.69	15.04	14.29	13.00	17.97
ROE	%	13.76	20.96	16.85	16.79	14.13	10.76	16.26
Basic EPS $	Rs.	20.45	26.73	16.02	13.03	10.11	6.77	9.46
Diluted EPS $	Rs.	20.34	26.73	16.02	13.03	10.11	6.77	9.46
Cash EPS $	Rs.	41.50	35.33	24.09	19.44	15.33	10.54	12.21
Capital Expenditure	Rs. in Mn	29,894	23,487	17,583	15,647	11,770	12,564	7,933
Debt Equity Ratio	Times	1.87	0.66	0.67	0.64	0.53	0.53	0.30
Book value per Share $	Rs.	141.36	122.79	95.14	82.47	76.03	66.89	61.86

* 1 USD = Rs. 39.97

Net of Miscellaneous Expenditure

$ Figures recomputed for all the years prior to 2005-06 for stock split in the ratio of 10 : 1 (Face value Rs. 10/- to Re. 1/-) effected in 2005-06.

Figures for 2003-04 onwards include the figures of Bihar Caustic and Chemicals Limited which has become subsidiary of the Company with effect from 07.05.2003.

Figures for 2007-08 include the figures of Novelis Inc., a foreign subsidiary, acquired by the Company on 16.05.2007 through its wholly-owned overseas subsidiaries.



MANAGEMENT DISCUSSION AND ANALYSIS

Business Overview:

This has been a momentous year for your Company as it embarks on its journey to be a global integrated non ferrous major. Your Company successfully completed the acquisition of Novelis, the world's leading Aluminium rolling company. Your Company is now a USD 17.5 billion multinational with footprints in five continents across the globe.

The year was an extremely challenging one with unprecedented economic volatility in commodity and money markets. This was triggered by the sub-prime crisis, concerns about US recession and runaway increase in oil prices. On this backdrop, your Company's performance has been truly impressive. Exponential growth was what we targeted and achieved. Consolidated sales grew from Rs.19316 crores in FY07 to Rs.60013 crores which, in turn, drove an EBITDA increase from Rs.4840 crores to Rs.7291 crores. Net profit was flat (Rs.2387 crores in FY08 vis-à-vis Rs.2686 crores in FY07) mainly because of the interest servicing charges on the debt funded acquisition of Novelis with an enterprise value of USD 6 billion. The sharp increase in interest cost during the year under review is likely to be moderated as we replace the bridge financing with a permanent capital structure.

We have reported, for the first time, consolidated financial results post the Novelis acquisition. The Novelis SEC filing is also in the public domain. Novelis has reported significant improvement in their financial results :

- Normalised operating EBIT increase by 62% driven by :
  - ❑ Reduced exposure to price ceiling contracts
  - ❑ Improved pricing and mix
  - ❑ Lower operating costs

- Free cash flow improvement of USD 164 million on the back of -
  - Better working capital management
  - Stronger earnings performance
  - Re-financing of senior secured credit facilities

The performance of the Aluminium business segment of standalone Hindalco during FY08 was severely impacted as virtually all macroeconomic parameters turned adverse. Rupee appreciation, import duty cut, and unrelenting cost push squeezed margins at both ends. Average LME was marginally lower than the previous year but still remained strong. This strength could not, however, be translated into the key value driver viz. domestic realization due to appreciation of the Indian rupee by over 11% and fall in import duty from 8.7% to 5.1%. The result was a sharp 11% drop in average rupee realization per tonne of primary metal as compared to FY07. These adversities were mitigated in part by :



Sheet Coils – Novelis Plant

- Higher volumes mainly in primaries, flat rolled products and extrusions. This places in perspective the benefits of the brownfield expansions and low-cost inorganic acquisitions implemented earlier as part of the strategic growth plan.
- Improved plant efficiencies.
- Better working capital management.

We increased top-line by producing more metal and converting it into value added downstream products. Brownfield expansion of the Hirakud smelter and de-bottlenecking at Renukoot helped to produce 478 KT of hot metal against 443 KT in the previous year. The Company recorded highest ever primary aluminium, sheet and extrusion production in this year. Product as well as market mix was enriched and export markup enhanced. The conversion of HSS to pre-baked pots at Hirakud reduced unit power consumption and rendered the operations environmentally benign. Energy efficiency was improved across the board which helped mitigate the impact of spiraling prices of crude and other petro products. The cost push was contained in some measure through targeted cost management initiatives.

The EBIT margin of our Aluminium business is amongst the highest relative to domestic and global peers which underlines our strategic thrust and commitment to combine cost leadership and portfolio de-risking. As a result, our EBIT margin is relatively less impacted by LME and rupee volatility compared to pure play aluminium companies.



Copper Cathode Plates

The Copper business significantly improved its underlying operating performance despite tightness in the concentrate market and sharply escalating input costs. Tc/Rc, the key value driver for toll-smelting operations at Dahej, plummeted to near all time lows. A strong rupee and lower import duty differential adversely impacted top and bottom lines of the business. The significantly high Copper LME vis-à-vis FY07 led to a quantum jump in sales with only marginal impact on profits as LME is a pass-through for the Copper business. In fact, a higher LME actually leads to higher working capital funding requirements.

Despite all macroeconomic parameters turning adverse, the Copper business managed to maintain its EBIT margins and ROCE. This was driven entirely by strong operating performance :

- Significant higher asset utilization - Copper cathode production was up by 12% mainly on the back of Smelter 3 ramp up and CC Rod production was increased by 28% through full use of our own capacities and judicious outsourcing.
- Higher realization driven by improved product and market mix – we sold more CC Rods and increased proportion of duty paid sales.
- Sharp improvement in by-product realization by negotiating attractive sulphuric prices in a buoyant market.
- Sharp reduction in conversion cost even in nominal terms driven by much better operating efficiencies especially in the areas of captive power generation and energy consumption.
- Effective working capital management despite the higher funding requirements triggered by a higher LME.

NOVELIS

Novelis is the world's largest manufacturer of aluminium rolled products. It is the leader in Europe, Asia and South America and a close No. 2 in North America. Novelis is a leading provider of rolling and continuous casting technology and is also a leader in aluminium recycling.

Novelis produces aluminium flat rolled products for a variety of applications such as beverage and other packaging, automobiles, industrial, construction, printing and other usages and serves several of the biggest names in these industries.

Novelis operates in 11 countries and has around 12,900 employees, who bring along with them a high level of skill and experience. Novelis has several research and development facilities and a strong innovation culture. Novelis has patented the much-acclaimed Fusion™ technology, which is a breakthrough approach in multi-alloy casting. Novelis management approaches include focus on EHS and Continuous Improvements.

Novelis also has some bauxite, alumina, aluminium smelting and hydel power operations in South America.

Apart from a global reach and de-risked product portfolio, Novelis gives Hindalco technological expertise in aluminium rolling and recycling. Aluminium consumption in India is low in comparison to developed and several developing countries. It is expected that aluminium would find higher usage in India, and Novelis gives Hindalco a ready platform to serve the expected growth.

During the last year, Hindalco and Novelis have identified and worked upon several areas where the two companies complement each other. The integration activities are proceeding smoothly and the acquisition is expected to significantly enhance shareholder value.



Aerial view of Ulsan Plant in South Korea

The improved results came on the back of strong operational focus and increase in capacities in fast growing markets of Asia and South America. Total shipments increased from 3113 kt to 3150 kt. Novelis countered inflation and challenging market conditions in certain geographies with portfolio optimisation, price increases, working capital improvements and reduction in corporate costs. The company's exposure to contracts with metal price ceilings reduced during the year. The benefits were seen in increased revenues and stronger cash flows.

Hindalco is committed to invest in Novelis projects with attractive returns, and where good market growth is expected. During the year, Novelis has completed projects for expansion of Fusion™ casting in South Korea and Switzerland. We have also embarked upon expansion of Fusion™ casting, rolling and recycling capabilities in Brazil, and can and automobile sheet manufacturing in Germany.

Projects

Our projects continue to follow the strategic plan which we have set for ourselves. The benefits of brownfield expansions and earlier inorganic acquisitions have been the major factors which helped us tide over the macroeconomic adversities in FY08. Going forward in FY09, brownfield expansions in Muri and Hirakud are expected to be commissioned by the second quarter to enhance sales and EBITDA streams. We are working on five greenfield sites in difficult terrain and uncertain regulatory environment. Site work on all greenfield projects has gained momentum and are in various stages of progress.

Corporate

Treasury yields improved and effective tax rate came down sharply due to higher proportion of exempt income. The basic and diluted Earnings per Share were at Rs.24.5 per share a marginal decline from Rs.25.5 per share in FY07.



Novelis Sheets for Auto applications



ALUMINIUM

BUSINESS PERFORMANCE REVIEW:









Aluminium Business

Aluminium Industry Review

The year 2007 started on a buoyant note. However, towards second quarter of 2007, the US started to feel the effects of subprime crisis. By the end of the year the crisis deepened and the US economy underwent a considerable slow down. This was followed by an unprecedented turmoil in the financial markets. The sub prime crisis had a cascading effect on the global credit markets and suddenly the world started facing a significant credit crunch. The slow down in the US was followed by a decline in economic growth in most of the Europe. By the beginning of 2008, the emerging economies also felt the effect of slowdown.

In FY08, Indian economy grew at 8.7%. The financial markets witnessed buoyant capital inflows due to buoyant economic growth and outlook. The weakness in US economy and fed rate cuts accelerated the demand for rupee. This resulted in sharp appreciation of Rupee against US dollar. This sharp currency appreciation within a short span had a significant effect on all the exporters.

Demand and Market: In CY 2007, the world aluminium consumption stood at 37.8 Mn tonnes against production of 38.1 Mn tonnes. The consumption was 10% higher than the preceding year. This growth was primarily led by China, which grew at a phenomenal 37.7% in CY2007, more than compensating for demand weakness in the US.

India too, registered a strong double digit growth in 2007 in line with buoyant economic growth. The strong industrial growth, infrastructure initiatives and electrification drive resulted in good demand for aluminium. Automobile and transportation sectors also supported the aluminium demand.

Globally, Aluminium production increased in line with the consumption. The primary aluminium production for the year was 38.1 Mn tonnes. China again led the production growth in 2007 with an increase of 34% over 2006





production. Higher aluminium prices in the early part of the year also led to some capacity restarts which further supported the production.

In FY08 LME aluminium prices fluctuated significantly between USD 2400 and USD 3100 per tonne. The average LME aluminium price for the year was almost flat at FY 08 levels.



LME Aluminium Prices
3100
3000
2900
2800
2700
2600
2500
2400
2300
2200
2100
2000
April May June July Aug Sept Oct Nov Dec Jan Feb March
FY 07 FY 08



Rs/$ Parity
48
46
44
42
40
38
36
45.47
46.37
44.99
44.17
41.23
40.53
39.47
39.82
Q1 FY07 Q2 FY07 Q3 FY07 Q4 FY07 Q1 FY08 Q2 FY08 Q3 FY08 Q4 FY08

The depreciating dollar resulted in a sharp fall in domestic aluminium realizations as the prices are dollar denominated. Continuing with the stated policy of import duty reduction, the government cut the customs duty on aluminium. The effective import duty for aluminium declined from 8.1% to 5.7%.

As a result of these macro economic factors, average aluminium realisations for FY08 declined sharply by11% as compared with FY07 realisations.



Crude Prices
110
100
90
80
70
60
50
40
30
20
10
9
8
7
6
5
4
3
Q1 FY07 Q2 FY07 Q3 FY07 Q4 FY07 Q1 FY08 Q2 FY08 Q3 FY08 Q4 FY08
WTI Crude ($/bbl) Nymex Natural gas ($/mbtu)

During FY08, crude prices also witnessed a sharp surge. The rising crude prices resulted in higher prices for its derivatives. The soaring crude also had a cascading effect in terms of higher transportation costs and higher prices of alternate energy sources like coal. All these led to a significant cost push for the aluminium industry.

Operational Review

On this backdrop your company's performance was commendable and its performance was amongst the best performance in the industry.

The aluminium business operational performance was exceptional and recorded highest ever production across all product segments with

- Highest ever Primary Aluminium production at 477,723 T
- Highest ever FRP production at 215,198 T
- Highest ever Extrusion Production at 43,315 T

Alumina

In alumina too, we made conscious efforts to produce more of specialty alumina the production of which was increased by 5%. We have also increased the domestic sale of specials from 49% of the total special sales during last year to 52% of the total special sales.

Primary Metal

Primary aluminium production increased to 477,723 MT up 7.9% over the previous year.This increase in production growth was possible through brownfield expansion of Hirakud smelter facility that led to 35% production growth from 73818 Mt to 99570 Mt and through continued efforts to debottleneck the Renukoot capacity, which yielded more than 9,000 tonnes of incremental production.

Aluminium sales volumes increased in line with the production increase with an increased flow of primary metal into value added products.

Wire Rods

Wire rods production grew by over 4% from 68,998MT in FY 07 to 71798 MT in FY 08.

Value Added Products (VAP)

This remains the key focus area of your company to enhance profitability. The down stream VAP also helps in driving the domestic aluminium market apart from de-risking the product portfolio.

The VAP (i.e. flat rolled products, extrusions foils & wheel) volumes in tonnage terms increased by 16.4 KT from last year while downstream revenue stood at Rs 3,724 Cr which is more or less at the same level as last year, despite the sharp fall in metal price. The markup in the down stream business has shown a continuous improvement over the years with continuous improvement in product mix as well as geographical mix.

Flat Rolled products

The FRP production increased by 2% to 215,198 MT, through your company's continued stress on asset sweating. Sales increased by 5.5% over that of previous year.

Extrusions

Extruded products registered a remarkable 13.2% production growth from 38,282 MT in FY07 to 43,315 MT in FY08. This was primarily driven by improved asset utlisation at both Renukoot (16%) and Alupuram (4%).Extrusions sales volume went up by 4.5 Kt to 43 Kt with improved production volume

Foils

The Foil production volume was higher by 8% as compared to last year at 25.7 Kt. The Foil business continues to be affected by Capacity overhang in the domestic market. The low priced import from China is also having an impact on the business. We are continuing with the efforts to improve the product mix which will help us to improve the profitability.

Wheels

The Alloy Wheel production at 174,069 Mt was 11% lower than last year. While the market for Alloy wheels was buoyant during the year on the back of strong demand from Automobile Industry, the production bottlenecks at the plant affected our business performance. However, we are confident of improving our performance during the coming year.



Novelis – Cans & Containers

Financial Performance

Net Sales and Turnover from our Aluminium business in FY08 stood at Rs 71,450 million as compared with Rs 73,444 million in FY07 a drop of 3%, primarily on account of a sharp decline in domestic metal realization, primarily a fall out of sharp depreciation in US $ even as LME was almost flat.In US$ terms the revenues increased by 9%.

Earnings before interest & taxes (EBIT) declined by 17% to Rs 24,231 million due to pressure on realization and increased costs. The cost increase was primarily on account of a sharp surge in crude prices, which resulted in high prices of its derivatives and also increased prices of alternative fuels such as coal. All the aluminium producers across the Globe experienced a sharp fall in EBIT margins. The decline in the case of your company was amongst the lowest in the industry. This was possible primarily on account of higher production and sales volumes and enriched product mix as discussed earlier.

The other cost management measures that helped in containing EBIT fall were

- Improvement in operational efficiency in Power consumption, Carbon consumption etc.
- Cost effective sourcing of key Raw materials like Bauxite.

The sustainability of your company's profitability is reflected in healthy EBITDA margins of 39% despite all the adversities.

Aluminium Outlook

In 2008, the global aluminium demand is expected to remain strong in spite of a marginal slow down in the demand growth rate. The Chinese demand though expected to remain strong; the growth rate is expected to decline marginally from CY07 levels. The US demand weakness will continue.

In India, the demand is expected to increase in line with economic growth rate. Over medium term, thrust on power sector spending will spur the aluminium demand.

Aluminium production is expected to keep pace with growing demand with new capacities coming up in Middle East and Asia. However, globally, in the recent past, the aluminium industry is witnessing production cut downs due to power shortages in various parts of the world.

The cost push witnessed by the industry in 2007 is expected to continue with crude prices still continuing with its northward journey. Higher input costs such as bauxite, fuel oil, coal tar pitch and caustic soda, rising freight, diminishing availability and rising costs of various fuels/power will continue to push operating costs up. The rising costs and supply constrains will determine the floor for the prices.

A reasonably strong demand along with supply constraints and rising cost is expected to keep the prices strong. Rupee exchange rate will continue to have a significant bearing on domestic realisations.

Business outlook

Your company has demonstrated its sustainability in the wake of macroeconomic adversities such as sharp unfavourable exchange rate movement, inflationary pressures. It is leveraging its fundamental strengths to continue to deliver the shareholders value. Your company will strive to continuously improve its performance despite strong inflationary pressures.

Your Company has adopted a consistent strategy to achieve global size and scale through the acquisition of Novelis. This complements its ongoing brown field and greenfield expansion plans in the upstream aluminium business.

Brownfield Expansions

- The expansion of Muri Alumina Refinery from 110,000 tpa to 450,000 tpa is complete and currently the operations are under ramp up.
- The Hirakud Smelter and Power expansions from 1,00,000 tpa to 143,000 tpa is progressing. Conversion of 228pots completed and operations stabilized. Conversion of balance 172 pots in progress and expected Completion Date is Q2 'FY 09. 100 MW Power Plant was commissioned with two boilers.
- Plans to extend the Alumina refining capacity at Belgaum from 350,000 tpa to 650,000 tpa are on hold awaiting government approvals relating to bauxite mines.



Foil Colour printing at Kollur

Greenfield Projects

Greenfield Projects have made significant progress.

❑ Utkal Alumina, 1.5 million tpa alumina refining is progressing well.

  - Land - Land acquisition mostly completed. R&R scheme Phase 1 completed and Phase 2 is under implementation
  - Technology - Technology supplier finalized (Alcan). Basic engineering completed
  - EPCM consultants – Finalized for all major areas
  - Clearances – All major clearances are in place

- Organization – Project organization finalized. Recruitment being done as required
- Acquisition of 45% stake of Alcan completed during Q2 FY08.
- Mechanical Completion Date – Jan 2011



Silvassa Wheels Plant

❑ Your Company's integrated aluminium project,Aditya Aluminium, comprising 1.5 million tpa alumina refinery, 359,000 tpa aluminium smelter and 900MW captive power plant is well on course.

- Technology - agreement with Aluminium Pechiney (AP) signed. SIA clearance from Government received. Alumina Technology tie up with ALCAN signed
- EPCM contract - For 900MW power plant placed; EPCM contract for Smelter under discussion.
- Clearances - In-principle approval obtained for 855 ha of SEZ at Lapanga, district Sambalpur. Area measuring 115.71 ha is already notified.
- Environment Clearance for Kodingamali Mine cleared by expert env. Committee of MoEF.
- Water - Agreement signed for drawal of water.
- Expected date of Project completion : Oct 2011 (Smelter) & Jan 2013 (Refinery)

❑ Your company has been progressing well on the proposed captive power plant (900MW) and smelter (359,000 tpa) project Mahan Aluminium Project.

- Coal: Coal block allotted in Apr'06 in JV with ESSAR. Pre project activities in progress.
- SEZ: Govt. of India extended the validity of in-principle approval of SEZ up to 31st Oct'08
- Construction Power: 132KV grid connectivity approved.
- Water: Water resource department of GOMP has allotted 45.12 cusecs
- Environmental Clearances: Application has been submitted to MOEF on 31st January 07 and TOR obtained from MOEF on 18th July 2007. Public hearing conducted on 14th Mar'08.
- Technology Agreement: Signed with Pechiney for Smelter. SIA clearance obtained.
- EPCM contract for 900MW power plant placed on DCPL, Kolkata
- Expected Commissioning date: Jul 2011

- Your company has been allotted Tubed coal block of Auranga Coal Fields in Jharkhand in JV with Tata Power. It plans to construct a 900MW captive power plant and 359,000 tpa aluminium smelter. Your company has taken steps towards this objective.
  - Joint venture formed between Tata power and Hindalco. JV agreement in progress
  - Water Allocation - awaiting clearance from GoJ for 70 MCM water from Subernrekha basin.
  - Land Acquisition - Few sites have been short listed but work can start only after GoJ indicates the location of water source.
  - Technology - Agreement signed with Aluminium Pechiney for Aluminium Smelter
  - All other activities can start only after finalisation of location of water and land is cleared by GoJ.
  - Expected Commissioning date: June 2012
- Hindalco- Almex JV for Aerospace Project
  - The HAAL project is located at SEZ, Shendra, Aurangabad in 20 acres of land. JV signed on 31st Oct'06 & related agreements on 16th Jan'07. The project is progressing as per plan.
  - All major/critical equipments are being installed.
  - The project is expected to be completed by Q2 FY09

A suitable financing plan for the projects is already in place. These projects will significantly enhance the scale of operations of your company. These will further improve the cost competitiveness of your company and will firmly establish it as one of the lowest cost Global alumina and aluminium producer.


Complan

Foil & Packaging for food and beverage

COPPER

COPPER BUSINESS REVIEW

Industry Review



Global refined copper consumption increased from 17.4 million tonnes in 2006 to 18.1 million tonnes in 2007. The consumption as has been the case with most metals was driven by a strong demand from China.

Elsewhere in Asia too, copper registered a strong consumption growth despite a decline in growth in Japan.



In the US in 2007, demand increased moderately after a fall over two successive years.

In India the copper demand grew strongly due to strong growth in the end user segments such as Power cables, housing and construction and infrastructure. The growth rate in 2007 was at over 24% albeit on a smaller base.



Globally, supplies could not match demands and as a result inventory declined. The copper smelters faced paucity of concentrates and also margin pressures which resulted in limiting their output. Speculative interest increased in most base metals in the aftermath of sub prime crisis and global equity meltdown. As a result, copper prices remained strong.

Despite strong copper prices, custom smelters faced margin pressures. TC/RC charges remained depressed. Strong demand for copper resulted in an increased consumption for copper concentrate.

However, mines supply could not keep pace with smelters requirement for concentrate due to delay in commissioning, cost and time over runs etc. As a result TC/RC for the year declined further from 2006 levels.





Company Performance:

The copper business performed well despite adversities macroeconomic and TC/RC challenges.



(Mt.)
(US$/Mt.)
1600000
1400000
1200000
1000000
800000
600000
400000
200000
0
9000
8000
7000
6000
5000
4000
3000
2000
1000
0
2002
2003
2004
2005
2006
2007
2008

Your company recorded an improved production performance.

- In FY 08, compared to FY 07
  - Cathode production increased by 12%
  - Continuous Cast Rod production rose by 28%
  - Sales volumes increased by 10 %, to 319KT

Your company managed its market mix well to improve copper realizations. Similarly prudent management of by product mix also resulted in improved realizations.

Financial

The sharp rise in LME coupled with higher sales volumes led to higher revenues. However, for custom smelters like your company, copper prices are just a pass through and the margins are largely determined by TC/RC and as a result a sharp increase in LME copper prices did not have any positive impact on our profitability.

The adverse impact of lower TC/RC, unfavourable currency movement and higher input costs was largely offset through improved operating efficiencies and better working capital management.

Copper Outlook:

The refined copper demand is expected to remain strong on the back of continued consumption growth from China. Strong demand from emerging economies notably BRIC countries would offset the US consumption weakness.

The inventories are expected to remain low on account of supply constraints due to shortage of concentrate. Concentrate availability is expected to remain tight on account of delay in the expected new mine capacities due to difficult terrain, associated risk factors and socio-political factors. Higher capital costs, declining ore grades and labour related issues in some of the major copper producing countries are expected to restrict the availability and put TC/RC depressed.

Indian refined copper consumption is expected to continue to grow strongly in line with the economy growth. Buoyant industrial growth, housing and infrastructural spends and thrust on power sectors is expected to drive the demand over medium term.

The copper consumption in India is relatively low. The per capita copper consumption stand at less than a Kg as compared to 7Kgs in the US or even 3.6 Kgs in China and hence the growth potential is enormous.

Business Outlook

Your Company is confidant of continuing the good performance. In FY09 , TcRc is expected to remain tight. However, your Company will continue to strive to improve operating efficiencies and reduce conversion costs. Strong growth in byproduct demand and your Company's production flexibility with respect to various value added byproducts will increase the available options for profit and cash flow improvements.

Financial Review and Analysis:


Copper Demand Growth
9.2%
7.0%
6.6%
4.5%
1.7%
1.2%
0.6%
0.4%
India
China
E.Bloc
Russia
Brazil
Germany
W Europe
USA


Copper Consumption
27.8%
16.4%
14.9%
10.0%
6.9%
4.7%
3.5%
0.6%
Taiwan
Germay
Italy
Japan
USA
Russia
China
India

Net Sales and Operating Revenues

Net Sales and Operating Revenues for the year 2007-08 increased by 5% YOY on the back of higher volumes, increased VAP tonnage and higher mark ups for both metals. A large increase in Net Sales and Operating Revenues was though negated by a sharp decline in US dollar.

Consolidated revenues jumped from Rs. 19316 crores to Rs. 60013 crores, an increase of 211%. This includes Novelis's sale for the 10 ½ months from 16th May, 07 to 31st March '08. FY09 will see incorporation of full-year Novelis results.

Other Income

Other Income at Rs 4,929 Million was higher by 33.2% over the previous year largely due to higher pre tax treasury yield and higher average treasury.

Interest

Your Company's working capital requirement increased significantly on account of sharp increase in copper prices driven by higher LME. Hardening interest rates resulted in higher average cost of borrowing which rose from last year 7.24% to 7.51% this year.

Interest charges in consolidated accounts jumped sharply from Rs.314 crores to Rs.1849 crores almost entirely due to the servicing cost of the debt-funded Novelis acquisition.

Depreciation

Depreciation charges were at Rs 5,878 Million in FY08 against Rs 6380 Million in FY07.

Taxes

Effective tax rate declined from 26.8% in FY07 to 23% in FY08 on account of proportionately higher exempt income in FY08. The provision for tax was lower due to lower PBT and higher capitalization.

Profit

Net Profit increased 12% to Rs 28,609 Million on account of tax adjustment for earlier year. Cash Profit increased from Rs 32,024 Million to Rs 34,487 Million.

CASH FLOW ANALYSIS

(Rs. in Million)

Particulars	FY07	FY08	%
SOURCE OF CASH			
Cash from operations	33,366	21,398	35%
Non-operating income	4,054	6,197	10%
Net debt Inflows	24,651	9,640	16%
Equity Raised	5,529	24,237	39%
Total	67,600	61,472	100%
APPLICATION OF CASH			
Net capital expenditure	13,472	8878	13%
Investment in subsidiaries	872	29700	45%
Other Treasury investments (Net)	46,073	21244	32%
Interest & Finance Charges	5,795	6678	10%
Dividend payout	4,495		
Total	70,707	66,500	100%
Increase / (Decrease) in Cash and Cash Equivalents	(3,107)	(5,028)	

Sources of Cash

Cash from operations

Lower realisations for Aluminium and Lower TcRc in Copper impacted margins, however cash profit was higher by 8%. This coupled with higher working capital resulted in lower cash flow from operations compared to last year.

Non-operating income

Cash from non-operating income increased to Rs. 6,197 million as compared to Rs. 4,054 million in last year. The increase is on account of higher dividend Income and income earned on unutilized loan funds which got capitalized.

Net debt inflows

In the financial year under consideration, your company drew down Rs. 7,144 million from the ten year loan facility contracted in earlier years. The debt inflows for the year, net of repayments, were Rs. 9,640 million.

Equity

Against earlier year's rights issue, your Company made call of 50% and received 11,109 million. Also, your Company raised 13,127 million by issue of shares and warrants to promoters / promoter group on preferential basis.

Application of Cash

Capital Expenditure

Your Company spent Rs. 8,878 million on various expansion and efficiency improvement projects. Going forward, this amount is slated to rise considerably as per planned investments in Brownfield and Greenfield projects.

Investment in Subsidiaries

Aggregate investments, including Loans & Advances to Subsidiaries, amounted to Rs. 29,700 million. Your company infused Rs. 25,327 million by way equity into A V Minerals B.V., a SPV created for acquisition of Novelis Inc. Investment (including loans and advances) in Utkal Alumina rose by Rs. 4,540 million.

Interest

Interest & Finance charges paid for the year increased to Rs.6,678 million. This is on account of additional interest on amounts drawn against ten year loan facility. However, interest charged to profit and loss account is only Rs. 2,806 million mainly on account of interest capitalized.

Dividend

Dividend paid is NIL on account of payment of interim dividend in last year.

Share of Net Sales Value



SAP, DAP and Complexes, Precious Metals and Others 9%
Hydrate and Alumina 3%
Aluminium Ingots and Billets 9%
Rolled Products 13%
Extrusions 3%
Conductor Redraw Rods 5%
Aluminium Foils, Alloys Wheels and Others 4%
Concast Copper Rods 24%
Copper Cathodes 30%
Aluminium 37%
Copper 63%

Risk Management

In addition to the risks inherent in its operations, your company has got significant exposure to commodity prices. Hindalco's financial performance is significantly impacted by fluctuations in the prices of Aluminium, Alumina, Copper, Gold and Silver, exchange rates and interest rates. The company takes a very structured approach to the identification and quantification of each such risk.

Clearly defined policies and management controls govern all risk management activities. Transactions in financial instruments for which there is no underlying exposure to the company are prohibited. All of the commodity, interest rate and foreign currency contracts are used to mitigate uncertainty and volatility and to cover underlying exposures.

Commodity Price Risk Management

Company's commodity hedging activities can be divided into following:

- Timing mismatch risk: This is the price risk arising due to timing mismatch of purchases of copper concentrate, which is priced based on copper, gold and silver content and sale of copper products, gold and silver. We use various spread risk management tools to hedge this risk.
- Absolute price risk: We have price risk on metals that we produce. We use various derivative tools for hedging this risk from time to time.

The prevailing regulations do not permit hedging price-risk of domestic sales of Aluminium. Your company has applied to the RBI for approval in this behalf and is expecting a positive response from the regulator.

Foreign Currency Exchange Risk

Exchange rate movements, particularly between the Indian Rupee (INR) and United States Dollars (USD) have an impact on Hindalco's cost and revenues. Since the company is long in USD (inflow greater than outflow), the company will benefit from weakening of the INR against USD and conversely, is disadvantaged if the rupee appreciates. In order to hedge this risk, your Company uses various tools such as foreign currency borrowings, currency forward and option contracts.

Interest Rate

Your company uses interest rate swaps to help maintain a strategic balance between fixed and floating-rate debts and to manage overall financing costs. Most of the long term loans are at fixed rate currently.





Everlast Aluminium Roofing Sheets

Internal Control

A strong internal control culture is pervasive throughout our Group. Regular internal audits at all our locations are undertaken to ensure that the highest standards of internal control are maintained. The effectiveness of a business' internal control environment is a component of senior management performance appraisals. The principal aim of the system of internal control is the management of business risks, with a view to enhancing the value of shareholders' value and safeguarding the Group's assets. It provides a reasonable assurance on the internal control environment and assurance against material misstatement or loss.



Aluminium Extruded Profiles

The Group operates a comprehensive annual planning, financial reporting and forecasting process. The Board formally approves a strategic plan and the annual budget. The Group's performance is monitored against the budget on a monthly and quarterly basis by the Executive Committee; significant variances are reviewed. The audit observations are reported and discussed by the senior management and the important ones are also presented to the Audit Committee of the Board. The audit observations are discussed and the appropriate feedback is conveyed to the relevant managers.

The CEO and CFO certification provided in the report discusses the adequacy of our internal control systems and procedures.

Material developments in human resources / industrial relations front, including number of people employed

In 2007, our group was adjudged as the best employer in India by Hewitt..Our culture and reputation as a business leader in the industry enables us to recruit and retain the best available talent in India.

Human capital

Our professionals are our most important assets. We are committed to remaining among the industry's leading employers. We have a pool of around 19,700 talented individuals in our fold. The group has a well laid talent development plan that ensures attracting the talent and provides for nurturing and enhancement of talent.

Training and Development

Our training, continuing education and career development programs are designed to ensure that our professionals enhance their business skills. Our group initiatives and our learning campus provide continuous learning opportunities. Our in house faculty conducts integrated training for our new employees. Leadership development is a core part of our training program.

Conclusion

To sum up, your Company recorded a commendable performance in a very difficult year fraught with several challenges such as adverse currency movement, reduced duty protection, plummeting TcRc, acute cost push and increasing competition. This performance is testimony to the sound business models of our Aluminium and Copper businesses, the underlying strength of business operations and project management capabilities, stable and capable processes, and successful implementation of a well thought out strategic plan for quantum growth supported by a strong balance sheet and robust cash flows from existing operations. Going forward, the Novelis acquisition as well as the thrust on increasing value added domestic sales is expected to de-risk the overall business model and improve predictability and sustainability of profits and cash flows.

The challenges are here to stay and will continue to affect the industry. The aluminium industry will continue to experience cost push, while copper business will continue to face challenges on account of poor concentrate availability and low TcRc. Key macro-economic value drivers will continue to remain volatile in a turbulent world. This will demand strong risk management expertise which your Company has developed and will continue to hone.

FY09 will be an important year :

- We will put in place a permanent capital structure to support our strategic business plan. We will first have to take out the acquisition bridge of $ 3 billion by 10th November 2008. This task is urgent and challenging in view of turbulent market conditions. The challenge is to do this while preserving our balance sheet strength to grow. We have made considerable progress on the takeout financing.

- For the first time consolidated results, post Novelis acquisition, are in the public domain. Operationally, the aluminium business of Hindalco has so far been seen as a pure LME play. The strategic rationale for the Novelis acquisition was to de-risk the business model and geographical footprints of Hindalco. Novelis will continue to have a big impact on Hindalco stock price. We are making concerted efforts to properly communicate the Novelis performance to the investors.

- The brownfield expansions at Muri and Hirakud are on the verge of being fully commissioned and will deliver the targeted cash flows to help finance our growth aspirations.

- We are opening up five greenfield sites in difficult terrain and have put in place the necessary organization to keep these projects on track.

- Our large capital requirements make it desirable for us to diversify our capital sources by looking to new markets as well as new instruments.



Alumina for Industrial Ceramics

The global Hindalco will demand global processes. We have to institutionalise existing good processes and build new ones.

The key focus will be to :

- Maintain profitability against adverse cost pressure
- Maximise Free Cash Flow from existing operations
- Leverage economies of scale and cutting edge technology in greenfield upstream projects and high-end downstream products.



Sheet Coils at Logan Plant

Your Company is well on the way to realising its aggressive growth plans through a combination of organic and inorganic capex. These plans have been elaborated at some length in various forums and are in the public domain. Essentially we are targeting :

- Upstream expansions through organic route; a prudent mix of brownfield & greenfield projects to achieve benchmark capital and operating costs;
- Downstream growth through acquisitions (eg. Novelis)

We aim to consolidate our position in Aluminium and Copper – the two fastest growing metals in the world. Successful integration and turnaround of Novelis will catapult your Company from a blue-chip Indian Corporate to a leading global non-ferrous metals major. Your Company is well positioned for significant value creation for all its stakeholders.

CAUTIONARY STATEMENT

Statements in this "Management's Discussion and Analysis" describing the Company's objectives, projections, estimates, expectations or predictions may be "forward looking statements" within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company's operations include global and Indian demand supply conditions, finished goods prices, feedstock availability and prices, cyclical demand and pricing in the Company's principal markets, changes in the Government regulations, tax regimes, economic developments within India and the countries within which the Company conducts business and other factors such as litigation and labour negotiations.

Mumbai
Dated the 20th Day of June, 2008.

CORPORATE GOVERNANCE REPORT

Governance Philosophy

The Aditya Birla Group is committed to the adoption of best governance practices and its adherence in the true spirit, at all times. Our governance practices stems from an inherent desire to improve and innovate and reflects the culture of trusteeship that is deeply ingrained in our value system and forms part of the strategic thought process. Our governance philosophy rests on five basic tenets viz., Board accountability to the Company and shareholders, strategic guidance and effective monitoring by the Board, protection of minority interests and rights, equitable treatment of all shareholders as well as superior transparency and timely disclosure.

In line with this philosophy, **Hindalco Industries Limited,** a flagship of the Aditya Birla Group, continuously strives for excellence through adoption of best governance and disclosure practices. Your company is fully compliant with all the provisions of Clause 49 of the Listing Agreement. The details of compliance are as follows:

Compliance with the SEBI Code of Corporate Governance

I. BOARD OF DIRECTORS

The Board should have an optimum combination of Executive and Non-executive Directors and at least 50% of the Board should comprise of Non-executive Directors, if Chairman is a promoter director. Also a Director shall not be a member in more than 10 committees or act as Chairman of more than five committees across all companies in which he is a director.

Your Company's Board comprises of 9 Non-executive Directors with considerable experience in their respective fields. Of these, 6 Directors are independent Directors. The details of the directors with regards

to their outside directorships,in companies committee positions as well as attendance at board meeting/ AGM are as follows:

Director	Executive/Non- Executive Independent[1]	No of Outside Directorships Held [3]		Outside Committee Positions Held[4]	
		Public	*Private*	*Member*	*Chairman*
Mr. Kumar Mangalam Birla	Non Executive	10	12	-	-
Mrs. Rajashree Birla	Non Executive	6	12	-	-
Mr. A. K. Agarwala	Non Executive[2]	6	-	-	-
Mr. E. B. Desai	Independent	8	2	3	5
Mr. S. S. Kothari	Independent	-	1	-	-
Mr. C. M. Maniar	Independent	12	4	6	1
Mr. M. M. Bhagat	Independent	4	-	2	-
Mr. K. N. Bhandari	Independent	7	-	1	1
Mr. N. J. Jhaveri	Independent	13	2	5	5
Mr. D. Bhattacharya	Managing Director	5	1	1	-

1. *Independent Director means a director defined as such under Clause 49 of the Listing Agreement.*
2. *Mr. Agarwala was an executive Director till 10th September 2003 and now employee of another company of the Aditya Birla Group.*
3. *Excluding Directorship in foreign companies and companies under Section 25 of the Companies Act, 1956.*
4. *Only two Committees viz. the Audit Committee and the Shareholders' / Investor Grievance Committees are considered.*

Non Executive Directors' compensation and disclosure

All fees/compensation, (except sitting fees) paid to non-executive directors, including independent directors, shall be fixed by the Board of Directors and shall require shareholders' approval. The shareholders' resolution shall specify the limits for the maximum number of stock options that can be granted to non-executive directors, including independent directors.

All fees/compensation paid to the non executive directors are fixed by Board of Directors and have shareholder's approval. Details of sitting fee/compensation paid to them are given at the respective place in the report.

Other provisions of the Board

The Board shall meet at least four times a year, with a maximum time gap of four months between any two meetings. The minimum information to be made available to the Board as prescribed in Clause 49 of the Listing agreement.

The Hindalco's Board of Directors play the primary role in ensuring good governance and functioning of the company. The Board's role, functions, responsibility and accountability are clearly defined. All relevant information (as mandated by the regulations) is placed before the board. The Board reviews compliance reports of all laws applicable to the company, as well as steps taken by the company to rectify instances of non-compliances. The Members of the Board have complete freedom to express their opinion and

decisions are taken after detailed discussion. The details of Board meetings held during FY 2007-2008 are as outlined below:

Date of Board Meeting	City	No. of Directors Present
4th May, 2007	Mumbai	10 out of 10
31st July, 2007	Mumbai	9 out of 10
31st October, 2007	Mumbai	8 out of 10
30th January, 2008	Mumbai	9 out of 10

Code of Conduct.

The Board shall lay down a code of conduct for all the Board members and senior management of the Company. All the Board members and senior management personnel shall affirm compliance with the code on an annual basis. The Annual Report of the company shall contain a declaration to this effect signed by the CEO.

The Board of Directors play an important role in ensuring good governance and have laid down the following Code of Conduct applicable to all Board members and senior executives of the company. All Board members and senior executives have confirmed compliance of the code of conduct. The code is also posted on the website of company.

Hindalco Code of conduct:

The Company's Code of Conduct is posted on the Company's website.

Board Members and Senior Managers shall affirm compliance with this Code on an annual basis as at the end of each financial year of the Company within 7 days of the close of every financial year.

Acknowledgement of receipt of the code

Each Board Members and Senior Managers both present and future shall acknowledge receipt of the Code or any modification(s) thereto, in the acknowledgement form and forward the same to the Compliance Officer.

Any breach of the aforesaid Code shall be brought to the notice of the Compliance Officer or any member of the Board or Senior Management and shall be reported to the Board of Directors of the Company for necessary action.

The CEO of the Company has given the certificate as below as per the requirement of Clause 49 of the Listing Agreement.

I hereby confirm that:

The Company has obtained from all the members of the Board and Senior Management, affirmation that they have complied with the code of conduct for Directors and Senior Management in respect of Financial year 2007-08.

D. Bhattacharya
Managing Director

II. AUDIT COMMITTEE

A qualified and independent audit committee shall be set up and should meet at least four times in a year. The audit committee shall have minimum three directors as members, with two-thirds of its members being independent directors. All members of audit committee shall be financially literate and at least one member shall have accounting or related financial management expertise. The Chairman of the Audit

Committee shall be an independent director and shall be present at Annual General Meeting to answer shareholder queries. The Company Secretary shall act as secretary to the committee.

Your Company has an Audit Committee at the Board level which acts as a link between the management, the statutory and internal auditors and the Board of Directors and oversees the financial reporting process. During the year, the Audit Committee met 5 times to deliberate on various matters and the details of the attendance by the Committee members are as follows:

Name of Director	*No. of Meetings*	
	Held	*Attended*
Mr. C. M. Maniar	5	4
Mr. E. B. Desai	5	4
Mr. M .M. Bhagat	5	5
Mr. N.J. Jhaveri	5	5

1. The Chairman of the Audit Committee, Mr. M.M. Bhagat was present at the Annual General Meeting of your Company held on 31st July, 2007.
2. *Mr. D. Bhattacharya, Managing Director and Mr. S. Talukdar – Executive President & CFO are permanent invitees of the Audit Committee and the Statutory, Internal as well as the Cost Auditors of the Company are also invited to the Audit Committee Meetings.*
3. *Mr. Anil Malik, Company Secretary, acted as Secretary to the Committee.*

The Audit Committee is endowed with the following powers:

1. *To investigate any activity within its terms of reference.*
2. *To seek information from any employee.*
3. *To obtain outside legal or other professional advice.*
4. *To secure attendance of outsiders with relevant expertise, if it considers necessary.*

The role of the audit committee includes the following:

1. *Oversight of the company's financial reporting process and the disclosure of its financial information to ensure that the financial statement is correct, sufficient and credible.*
2. *Recommending to the Board, the appointment, re-appointment and, if required, the replacement or removal of the statutory auditor and the fixation of audit fees.*
3. *Approval of payment to statutory auditors for any other services rendered by the statutory auditors.*
4. *Reviewing, with the management, the annual financial statements before submission to the board for approval, with particular reference to:*
   a. *Matters required to be included in the Director's Responsibility Statement to be included in the Board's report in terms of clause (2AA) of section 217 of the Companies Act, 1956.*
   b. *Changes, if any, in accounting policies and practices and reasons for the same.*
   c. *Major accounting entries involving estimates based on the exercise of judgment by management.*
   d. *Significant adjustments made in the financial statements arising out of audit findings.*
   e. *Compliance with listing and other legal requirements relating to financial statements.*
   f. *Disclosure of any related party transactions.*
   g. *Qualifications in the draft audit report.*

5. *Reviewing, with the management, the quarterly financial statements before submission to the board for approval.*
6. *Reviewing, with the management, performance of statutory and internal auditors, adequacy of the internal control systems.*
7. *Reviewing the adequacy of internal audit function, if any, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure coverage and frequency of internal audit.*
8. *Discussion with internal auditors any significant findings and follow up there on.*
9. *Reviewing the findings of any internal investigations by the internal auditors into matters where there is suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the matter to the board.*
10. *Discussion with statutory auditors before the audit commences, about the nature and scope of audit as well as post-audit discussion to ascertain any area of concern.*
11. *To look into the reasons for substantial defaults in the payment to the depositors, debenture holders, shareholders (in case of non payment of declared dividends) and creditor, if any.*
12. *To review the functioning of the Whistle Blower mechanism, in case the same is existing.*
13. *Carrying out any other function as is mentioned in the terms of reference of the Audit Committee.*

The Audit Committee reviews the following information:

1. *Management discussion and analysis of financial condition and results of operations;*
2. *Statement of significant related party transactions (as defined by the audit committee), submitted by management;*
3. *Management letters / letters of internal control weaknesses issued by the statutory auditors;*
4. *Internal audit reports relating to internal control weaknesses; and*
5. *The appointment, removal and terms of remuneration of the Chief internal auditor shall be subject to review by the Audit Committee.*
6. *Risk Frame work.*

III SUBSIDIARY COMPANIES

At least one independent director on the Board of Directors of the holding company shall be a director on the Board of Directors of a material non-listed Indian subsidiary company. The Audit Committee of the listed holding company shall also review the financial statements, in particular, the investments made by the unlisted subsidiary company. The minutes of the Board meetings of the unlisted subsidiary company shall be placed at the Board meeting of the listed holding company. The management should periodically bring to the attention of the Board of Directors of the listed holding company, a statement of all significant transactions and arrangements entered into by the unlisted subsidiary company.

Your Company does not have any material non-listed Indian Subsidiary Company. The Audit Committee reviews once in a year the financial statement and investment made by unlisted subsidiary companies. The minutes of the Board meeting as well as statements of all significant transactions of the unlisted subsidiary companies are placed before the Board of Directors for their review.

IV DISCLOSURES

(A) Basis of related party transaction:

A statement in summary form of transactions with related parties in the ordinary course of business, details of material individual transactions with related parties that are not in the normal course of business and details of material individual transactions with related parties or others which are not on an arm's length basis is required to be placed before the audit committee.

Your company places all the aforesaid details before the Audit Committee. Particulars of related party transactions are listed out in Annual Report.

(B) Disclosure of Accounting treatment

Your Company has followed all relevant Accounting Standards while preparing the financial Statements.

(C) Risk Management

The company shall lay down procedures to inform Board members about the risk assessment and minimization procedures. These procedures shall be periodically reviewed to ensure that executive management controls risk through means of a properly defined framework.

Your Company has comprehensive risk management policy and same is periodically reviewed by the Board of Directors. The Risk management issues are discussed in the Management Discussion and Analysis.

(D) Proceeds from public issues, right issues, preferential issues etc:

If any capital is raised through an issue, the company needs to disclose to the Audit Committee, the uses/ applications of funds on a quarterly basis. Further, on an annual basis, the company shall prepare a statement of funds utilized for purposes other than those stated in the offer document/prospectus/notice and place it before the audit committee. This statement shall be certified by the statutory auditors of the company.

Your Company place statement giving details of issue proceeds for the purpose of capital expenditure programme of the Company and also to augment long term financial resources of the Company. During the year, the Company made preferential issue of equity shares and warrants to promoter group company to meet the capital expenditure of the Company as also to augment long term financial resources at the Company.

(E) Remuneration of Directors and others

The company needs to disclose all pecuniary relationship or transactions of the non- executive directors vis-à-vis the company.

The Company has a system where all the directors or senior management of the Company are required to disclose all pecuniary relationship or transactions with the Company. No significant material transactions have been made with the Non- Executive Directors vis- a vis the Company.

The Company needs to make disclosures on the remuneration of directors. The company shall publish its criteria of making payments to non-executive directors in its annual report. Alternatively, this may be put up on the company's website and reference drawn thereto in the annual report.

Besides sitting fees @ Rs. 5000/- per meeting of the Board or Committee thereof, the Company also pays Commission to the Non- Executive Directors.

For FY- 2007-08, the Board has approved payment of Rs. 98.45 million (Previous Year Rs. 100 Million) as Commission to the Non-Executive Directors of the Company pursuant to the authority given by the shareholders at the Annual General Meeting held on 28th July, 2006 to pay commission, not exceeding 1% of the net profits of the Company , to the Non- Executive Directors of the Company. The Amount of Commission payable is determined after assigning weightage to attendance, type of meeting and preparations required.

Executive Directors are paid remuneration within the limits envisaged under Schedule XIII of the Companies Act, 1956. The remuneration payable is approved by the Board as well as the Shareholders of the Company.

The Details of all fees paid to the non-executive directors as well as attendance at Board Meeting/ AGM are as follows:

Name of Director	Sitting* Fees Paid	Commission payable	Total Payments Paid / Payable in 2007-08	No. of Board Meetings		Attended Last AGM@
	(In Rs.)	(Rs in Mn.)	(Rs in Mn.)	Held	Attended	
Mr. Kumar Mangalam Birla	25,000	88.89	88.92	4	4	Yes
Mrs. Rajashree Birla	20,000	3.80	3.82	4	4	No
Mr. E. B. Desai	75,000	1.17	1.25	4	4	Yes
Mr. A. K. Agarwala	50,000	0.49	0.54	4	4	Yes
Mr. M. M. Bhagat	55,000	1.28	1.34	4	4	Yes
Mr. C. M. Maniar	80,000	1.19	1.27	4	4	Yes
Mr. K. N. Bhandari	15,000	0.30	0.32	4	3	Yes
Mr. S. S. Kothari	5,000	0.07	0.08	4	1	No
Mr. N.J. Jhaveri	45,000	1.25	1.30	4	4	Yes

@ Annual General Meeting Held on 31st July, 2007 at Ravindra Natya Mandir, Mumbai .

** Sitting fees paid at the rate of Rs.5000 per meeting of the Board and Board Committees.*

Notes:

1. *No Director is related to any other Director on the Board, except for Mr. Kumar Mangalam Birla and Mrs. Rajashree Birla, who are related as son & mother respectively.*
2. *Your Company has a policy of not advancing any loans to its Directors except to Executive Directors in the course of normal employment.*
3. *The Company had obtained shareholders' approval for payment of commission to its Non-Executive Directors & Independent Directors, not exceeding 1% profit of the Company.*

Executive Director

Executive Director	Relationship with other Directors	Business relationship with the Company, if any	Remuneration paid during 2007-08			
			All elements of remuneration package i.e, salary, benefits, bonuses, pension, performance linked pay etc.	Fixed component & performance linked incentives, alongwith performance criteria	Service contracts, notice period, severance fee	Stock option details, if any
Mr. D. Bhattacharya	None	Managing Director	Rs. 82,366,351/-	See note (a)	See note (b)	9,70,100 (c)

a) *Mr. D. Bhattacharya was paid a sum of Rs. 25,700,000 towards performance bonus linked to achievement of targets.*

b) *The appointment is subject to termination by three months notice in writing on either side. The appointment is for a period of 5 years w.e.f. 2nd October 2003. No severance fees is payable to the Managing Director.*

c) *These stock option were granted on 23rd August 2007 & 25th January 2008, which will be vested after one year from the date of grant in four equal instalments.*

The company shall disclose the number of shares and convertible instruments held by non-executive directors in the annual report.

All directors have disclosed their shareholding in the company. None of the Directors are holding any debentures of the Company.

Details of shareholding of Directors as on March 31, 2008 is as follows:

Name of the Directors	SHARES (Re.1 paid up)
Mr. Kumar Mangalam Birla	4,66,140
Mrs. Rajashree Birla	3,10,170
Mr. A.K. Agarwala	86,205
Mr. C.M. Maniar	39,565
Mr. E.B. Desai	2,22,163
Mr. M.M. Bhagat	3,472
Mr. S.S. Kothari	47,179
Mr. K.N. Bhandari	2,500
Mr. N.J. Jhaveri	2,500
Mr. D. Bhattacharya	3,215

F) Management:

(i) As part of the directors' report or as an addition thereto, a Management Discussion and Analysis report should form part of the Annual Report to the shareholders.

The Management Discussion and Analysis form part of the annual report and is in accordance with the requirements laid out in Clause 49 of the Listing Agreement. The same is published with this Annual Report

(ii) Senior management shall make disclosures to the board relating to all material financial and commercial transactions, where they have personal interest, that may have a potential conflict with the interest of the company at large (for e.g. dealing in company shares, commercial dealings with bodies, which have shareholding of management and their relatives etc.)

No material transaction has been entered into by the Company with the Promoters, Directors or the Senior Management, their subsidiaries or relatives etc., that may have a potential conflict with interests of the Company. The declaration to this effect has been submitted by all senior management employees.

(G) Shareholders

(i) In case of the appointment of a new director or re-appointment of a director the shareholders must be provided with the details of Directors.

The Company has provided with all the details of the Directors seeking reappointment in the AGM Notice attached with this Annual Report.

(ii) Quarterly results and presentations made by the company to analysts shall be put on company's web-site, or shall be sent in such a form so as to enable the stock exchange on which the company is listed to put it on its own web-site.

The Company makes presentation to Institutional investors and equity analysts on half yearly basis and also circulates presentations on the performance on a quarterly basis. Copies of the Press Release and Quarterly Presentations are available on the website of the Company (www.hindalco.com) and the Group (www.adityabirla.com).

(iii) SHAREHOLDER'S GRIEVANCES COMMITTEE

A Shareholders' Grievances Committee under the chairmanship of a non-executive director shall be formed to specifically look into the redressal of shareholder and investors complaints like transfer of shares, non-receipt of balance sheet, non-receipt of declared dividends etc. To expedite the process of share transfers, the Board of the company shall delegate the power of share transfer to an officer or a committee or to the registrar and share transfer agents. The delegated authority shall attend to share transfer formalities at least once in a fortnight.

The Company has an "Investor Grievance Committee" at the Board level to look into various issues relating to shareholders including transfer and transmission of shares as well as non-receipt of dividend, Annual Report, shares after transfers and delays in transfer of shares. In addition, the Committee looks into other issues including status of dematerialisation / rematerialisation of shares and debentures as well as systems and procedures followed to track investor complaints and suggest measures for improvement from time to time.

The composition of the Committee is as follows:

Mr. E.B. Desai - Chairman

Mr. C.M. Maniar - Member

During the year under review, the Committee met 1 time to deliberate on various matters referred above. Details of attendance by Directors for the Committee meetings are as follows:

Name of Director	**No. of Meetings**	
	Held	**Attended**
Mr. E.B. Desai	*1*	*1*
Mr. C.M. Maniar	*1*	*1*

Mr. Anil Malik, Company Secretary, acts as Secretary to the Committee.

The Company's shares are compulsorily traded and delivered in the dematerialised form in all Stock Exchanges. To expedite the transfer in the physical segment, necessary authority has been delegated to a committee of officers, who are authorised to transfer up to 10,000 shares under one transfer deed. Details of share transfers/transmission approved by the committee are placed before the Board on a regular basis.

Name and Designation of Compliance Officer: Mr Anil Malik, Company Secretary

Details of complaints received, disposed off and pending during the year, number of shares transferred during the year, time taken for effecting these transfers and the number of share transfers pending are furnished in the "Shareholder Information" section of this Annual Report.

V CEO/CFO CERTIFICATION:

The Managing Director and the CFO have certified to the Board that :

(a) They have reviewed financial statements and the cash flow statement for the year and that to the best of their knowledge and belief :

(i) these statements do not contain any materially untrue statement or omit any material fact or contain statements that might be misleading;

(ii) these statements together present a true and fair view of the company's affairs and are in compliance with existing accounting standards, applicable laws and regulations.

(b) There are, to the best of their knowledge and belief, no transactions entered into by the company during the year which are fraudulent, illegal or violative of the company's code of conduct.

(c) They accept responsibility for establishing and maintaining internal controls and that they have evaluated the effectiveness of the internal control systems of the company and they have disclosed to the auditors and the Audit Committee, deficiencies in the design or operation of internal controls, if any, of which they are aware and the steps they have taken or propose to take to rectify these deficiencies.

(d) They have indicated to the auditors and the Audit committee;

(i) significant changes in internal control during the year;

(ii) significant changes in accounting policies during the year and that the same have been disclosed in the notes to the financial statements; and

(iii) instances of significant fraud of which they have become aware and the involvement therein, if any, of the management or an employee having a significant role in the company's internal control system.

VI REPORT OF CORPORATE GOVERNANCE

There should be a separate section on Corporate Governance in the Annual Report, with details on the level of compliance by the Company. Non-compliance of any mandatory recommendation with reasons thereof and the extent to which the non-mandatory recommendations have been adopted should be specifically highlighted.

A separate section on Corporate Governance forms part of the Annual Report. Certificate from the Statutory Auditors confirming compliance with all the conditions of Corporate Governance as stipulated in clause 49 of the listing agreement of the Stock Exchanges in India forms part of this report.

VII GENERAL BODY MEETINGS

Details of Annual General Meetings

Location and time, where last 3 Annual General Meetings held:

Year	*Location*	*Date*	*Time*
2006-07	Ravindra Natya Mandir	31st July, 2007	3.30p.m
2005-06	Birla Matushri Sabhagar	28th July, 2006	3.30p.m
2004-05	Birla Matushri Sabhagar	12th July,2005	3.30p.m

Whether special resolutions passed in the previous 3 AGMs? : Yes

Whether any special resolution passed last year through postal ballot? : No

Person who conducted the postal ballot exercise: : NA

Whether any special resolution is proposed to be conducted through postal ballot : No

II MEANS OF COMMUNICATION

Quarterly results:

Which newspapers normally published in

Newspaper	Cities of Publication
Punya Nagari (Marathi)	*Mumbai Edition only*
Financial Express (English)	*All editions*
Navshakti (Marathi)	*Mumbai Edition only*
Free Press Journal	*Mumbai Edition only*

Any website, where displayed *www.hindalco.com*
www.adityabirla.com

Whether the Company Website displays

All official news releases : *Yes*

Presentation made to Institutional Investors/Analysts : *Yes*

General Shareholder information : *Published with this Annual Report*

Status of compliance of Non mandatory requirement

1. The Non-Executive Chairman of the Company may be entitled to maintain an office at the Company's expense and also allowed reimbursement of expenses incurred in performance of his duties. This will enable him to discharge the responsibilities effectively.

   The Company maintains a separate office for the Non-Executive Chairman. All necessary infrastructure and assistance are available to enable him discharge his responsibilities effectively.

2. The Board may set up a "Remuneration Committee" to determine on their behalf and on behalf of the shareholders with agreed terms of reference, the company's policy on specific remuneration packages for executive directors including pension rights and any compensation payment.

   Your Company does not have a Remuneration Committee. The remuneration of the Managing Director is fixed by the Board of Directors.

3. The half-yearly declaration of financial performance including summary of the significant events in last six-months, should be sent to each household of shareholders.

   "Performance Update" consisting of financial and operational performance is being sent to the shareholders since 2000-01 and this practice has continued this year as well.

4. Company may move towards a regime of unqualified financial statements.

   It is our endeavour to take unqualified auditor's report.

   Statutory Auditor's have given an Unqualified Auditors Report for the year.

5. A company may train its Board members in the business model of the company as well as the risk profile of the business parameters of the company, their responsibilities as directors, and the best ways to discharge them.

   During the duration of the Audit and Board Meetings, the management and the executive Director give extensive briefings to the Board members on the business model of the Company. The Company has also formed a Risk Management Board comprising of Directors and executives of the Company which meets periodically to assess and minimise risk exposures of the Company.

6. The company may establish a mechanism for employees to report to the management concerns about unethical behaviour, actual or suspected fraud or violation of the company's code of conduct or ethics policy. This mechanism could also provide for adequate safeguards against victimization of employees who avail of the mechanism and also provide for direct access to the Chairman of the Audit committee in exceptional cases. Once established, the existence of the mechanism may be appropriately communicated within the organization.

   All the Aditya Birla Group Companies have common "Corporate Principles & Code of Conduct", applicable to all the employees. Interalia, it provides for mechanisms to enforce and report violations of the principles and the code.

Mumbai
Dated the 20th Day of June, 2008.

SHAREHOLDER INFORMATION

1. Annual General Meeting

- Date and Time	:	19th September, 2008 - 3.30 p.m.
- Venue	:	Ravindra Natya Mandir P.L. Deshpande Maharashtra Kala Academy Prabhadevi Mumbai 400 025

2. Financial Calendar

- Financial reporting for the quarter ending June 30, 2008	:	End July 2008
- Financial reporting for the half year ending September 30, 2008	:	End October 2008
- Financial reporting for the quarter ending December 31, 2008	:	End January 2009
- Financial reporting for the year ending March 31, 2009	:	End April 2009
- Annual General Meeting for the year ended March 31, 2009	:	End September 2009

3. Date of Book Closure	:	5th September, 2008
4. Dividend Payment Date	:	On or After 19th September, 2008.
5. Registered Office	:	Century Bhavan, 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai - 400 030. Tel: (91-22) 6662 6666 Fax: (91-22) 2422 7586 / 2436 2516 E-Mail: a.malik@adityabirla.com Website: www.adityabirla.com

6(a) Listing Details:

Equity Shares	Global Depository Receipts (GDRs)	Non-Convertible Debentures
Bombay Stock Exchange Limited Phiroze Jeejeebhoy Towers Dalal Street, Mumbai - 400 001 National Stock Exchange of India Limited "Exchange Plaza", Bandra Kurla Complex Bandra (East), Mumbai 400 051.	Societe de la Bourse de Luxembourg Societe Anonyme, RC B6222, B.P.165, L-2011, Luxembourg	National Stock India Limited "Exchange Plaza", Bandra Kurla Complex Bandra (East), Mumbai 400 051.

Note: Listing fees for the year 2008-09 have been paid to the respective Stock Exchanges in India. Listing fees for the GDRs has been paid to Societe de la Bourse de Luxembourg for the calendar year 2008.

6(b) Overseas Depository for GDRs : J.P. Morgan Chase Bank
60 Wall Street, New York, NY 10260
Tel.: 1-302-552 0253 Fax: 1-302-552 0320

6(c) Domestic Custodian of GDRs : Citibank N.A.
Custody Services, 77 Ramnord House,
Dr. Annie Besant Road, Worli,
Mumbai – 400 018
Tel.: 91-22- 24949354 /24921224
Fax: 91-22-24978060

7. ISIN

Fully paid up equity share: ISIN INE038A01020
Preference Shares : ISIN INE038A04016
GDR : ISIN US4330641022 CUSIP No. 433064300

Stock Code:

Stock Code	Scrip code
Bombay Stock Exchange	500440
National Stock Exchange	HINDALCO

Stock Code	Reuters	Bloomberg
Bombay Stock Exchange	HALC.BO	HNDL IN
National Stock Exchange	HALC.NS	NHNDL IN
Luxembourg Stock Exchange	(GDRs)	HDCD LI

8. Stock Price Data *

	Bombay Stock Exchange				National Stock Exchange				Luxembourg Stock Exchange		
	High	Low (In Rs.)	Close	Volume (In Nos.)	High	Low (In Rs.)	Close	Volume (In Nos.)	High	Low (In US$)	Close
Apr-07	151.90	126.70	146.05	64,435,285	151.80	126.50	146.05	48,405,204	3.68	2.97	3.58
May-07	151.00	120.00	140.60	58,115,574	151.00	120.00	140.60	43,116,881	3.67	3.47	3.47
Jun-07	173.00	140.10	160.15	166,809,544	172.10	140.10	160.15	115,362,247	4.18	3.47	3.95
Jul-07	191.90	153.50	169.95	124,048,361	191.90	153.55	169.95	90,990,835	4.61	3.81	4.18
Aug-07	169.95	135.00	157.90	73,768,817	169.95	135.05	157.9	53,677,499	4.03	3.38	3.86
Sep-07	173.85	152.20	172.20	70,835,115	173.85	152.30	172.20	51,374,211	4.32	3.50	4.32
Oct-07	208.00	159.05	196.50	129,250,080	208.00,	159.05	196.50	91,482,807	5.04	4.12	4.90
Nov-07	240.00	165.00	185.40	146,465,541	240.00	165.00	185.40	112,988,237	5.58	4.63	4.68
Dec-07	221.45	185.10	214.85	88,993,895	221.45	185.10	214.85	67,284,575	5.51	4.83	5.51
Jan-08	221.40	140.00	163.95	82,868,182	221.40	140.00	163.95	63,416,632	5.51	3.87	4.30
Feb-08	205.00	146.00	202.60	95,204,548	205.00	146.90	202.60	73,170,249	5.03	3.83	4.99
Mar-08	210.70	147.20	165.10	101,190,422	210.70	147.55	165.10	74,178,386	5.17	3.82	4.16

* Only fully paid up shares have been considered.

9. Stock Performance *



Stock Performance (Indexed)
180
170
160
150
140
130
120
110
100
4/16/2007
4/30/2007
5/14/2007
5/28/2007
6/11/2007
6/25/2007
7/9/2007
7/23/2007
8/6/2007
8/20/2007
9/3/2007
9/17/2007
10/1/2007
10/15/2007
10/29/2007
11/12/2007
11/26/2007
12/10/2007
12/24/2007
1/7/2008
1/21/2008
2/4/2008
2/18/2008
3/3/2008
3/17/2008
3/31/2008
Sensex
Hindalco

* Only fully paid up shares have been considered.

10. Stock Performance over the past few years:

Absolute Returns (in %)				Annualised Returns (in %)			
	1 Year	3 Years	5 Years		1 Year	3 Years	5 Years
Hindalco	26.71	35.48	228.36	Hindalco	26.71	10.65	26.84
BSE Sensex	19.68	140.95	413.15	BSE Sensex	19.68	34.06	38.69
NSE Nifty	23.89	132.58	384.00	NSE Nifty	23.89	32.49	37.08

11. Registrar and Transfer Agents : The Company has inhouse investors service department which is as follows:

Registered with SEBI as category II Share Transfer Agent vide Registration no INR 000003910
Investors Service Department

Hindalco Industries Limited
Ahura Centre, 1st floor, B Wing
Mahakali Caves Road
Andheri (East), Mumbai- 400 093.
Tel: (91-22) 6691 7000 /11/ 19
Fax: (91-22) 6691 7001
E-mail: a.malik@adityabirla.com

12. Share Transfer System : Share transfer in physical form are registered and returned within a period of 15 days of receipt, if the documents are clear in all respects. Officers of the Company have been authorized to approve transfers upto 10,000 Shares in physical form under one transfer deed and one Director of the Company has been authorized to approve the transfers exceeding 10,000 shares under one transfer deed.

The total number of shares transferred in the physical form during the year was 12,41,963.

	2007-2008			2006-2007		
Transfer period (in days)	No. of Transfers	No. of Shares	% of No. Transfers	No. of Transfers	No. of Shares	% of No. Transfers
1-10	1,526	682,073	65.14	2,156	3,590,765	64.65
11-15	535	159,422	22.83	620	413,585	18.60
16-20	136	334,592	5.80	140	35,989	4.20
21-30	146	65,876	6.23	419	203,768	12.55
Total	2,343	1,241,963	100.00	3,335	4,244,107	100.00

13. Investor Services :

a) Complaints received during the year

Nature of complaints	2007-2008		2006-2007	
	Received	Cleared	Received	Cleared
Relating to Transfers, Transmissions Dividend, Interest, Redemption, Demat – Remat, Rights Issue and Change of Address etc.	76	76	162	162

b) Shares pending for transfer : Nil

14. a) Distribution of Shareholding as on 31st March:

	2008				2007			
No. of equity Shares held	No. of Share Holders	% of Share Holders	No. of Shares held	% Share holding	No. of Share Holders	% of Share Holders	No. of Shares held	% Share holding
1-1000	310,817	92.69	46,116,881	3.76	490,864	94.40	69,506,271	6.00
1001-2000	10,748	3.20	15,482,104	1.26	13,071	2.51	19,359,885	1.67
2001-5000	7,920	2.36	25,278,276	2.06	9,634	1.85	31,074,723	2.68
5001-10000	3,129	0.93	21,997,788	1.79	3,433	0.66	24,454,348	2.11
10001-50000	2,168	0.65	41,331,549	3.37	2,336	0.45	45,812,086	3.95
50001-100000	200	0.06	13,617,026	1.11	225	0.04	16,383,776	1.41
100001 and above	355	0.11	1063,306,568	86.65	456	0.09	952,677,912	82.18
Total	335,337	100.00	1227,130,192	100.00	520,019	100.00	1159,269,001	100.00

15. Dematerialisation of Shares and Liquidity : Around 82% of outstanding shares have been dematerialized. Trading in Hindalco Shares is permitted only in the dematerialized form from 5th April, 1999 as per notification issued by The Securities and Exchange Board of India.

16. Details on use of public funds obtained in 3 yrs : The Company has utilized the proceeds of Right Issue aggregating to Rs. 22,195 million for the purpose of defraying issue related expenses of Rs. 366 million and Rs. 3935 million towards subscription of shares of subsidiary company and balance amount is temporarily invested in short term liquid securities.

17. Outstanding GDR/Warrants/Convertible Bonds : 134,723,182 GDR's consisting of 134,623,091 fully paid up, 94,758 partly paid (50%) and 5,333 partly paid (25%) are outstanding.

18. Plant Locations:

Aluminium & Power

Renukoot Plant
P.O. Renukoot -231217
Dist Sonbhadra
Uttar Pradesh.
Tel : (05446) 252077-9
Fax: (05446) 252107

Renusagar Power Division
P. O. Renusagar
Dist. Sonbhadra,
Uttar Pradesh.
Tel : (05446) 272502-5
Fax: (05446) 272382

Alupuram Smelter
Alupuram P.B. No. 30
Kalamassery 683 104
Dist: Ernakulam, Kerala
Tel: (0484) 2532441
Fax: (0484) 2532468

Hirakud Smelter
Hirakud 768 016
Dist: Sambalpur
Orissa
Tel: (0663) 2481307
Fax: (0663) 2481356

Hirakud Power
Post Box No.12
Hirakud 768 016
Dist: Sambalpur
Orissa
Tel: (0663) 2481408
Fax: (0663) 2481342

Talabira Mines
Talabira-1, Coal Project
Qrs. No. A6/1
Saraswati Vihar
P.O. Sankarma
Dist. Sambalpur, Orissa
Tel: (0663) 2540426
Fax: (0663) 2540526

Copper

Birla Copper Division
P.O. Dahej, Lakhigam
Dist. Bharuch – 392 130
Gujarat
Tel: (02641) 256004-06, 251009
Fax: (02641) 251002-3

Chemicals

Muri Alumina
Post Chotamuri-835 101
Dist: Ranchi, Jharkhand
Phone: (06522) 244396
Fax: (06522) 244231

Belgaum Alumina
Village Yamanapur
Belgaum 590 010
Karnataka
Tel: (0831) 2472716
Fax: (0831) 2472728

Chandgad Mines
At Post: Chandgad 416509
Dist: Kolhapur
Maharashtra
Tel/Fax: (02320) 213342

Durgmanwadi Mines
At Post Radhanagri
Dist: Kolhapur,
Maharashtra - 416 212
Tel: (02321) 260036
Fax: (02321) 260037

Lohardaga Mines
Dist: Lohardaga 835 302
Jharkhand
Tel/ Fax: (06526) 224446

Sheet, Foil, Wheel, Packaging & Extrusions

Foils & Wheels Division
Village Khutli, Khanvel,
Silvassa-396 230
U.T. of Dadra & Nagar Haveli
Tel: (0260) 2677021 - 4
Fax: (0260) 2677025

Belur Sheet
39, Grand Trunk Road
Belurmath 711 202
Dist: Howrah
West Bengal
Tel: (033) 2654 7210
Fax: (033) 2654 9982

Taloja Sheet
Plot 2, MIDC Industrial Area
Taloja A.V.
Dist : Raigad
Navi Mumbai - 410 208
Maharashtra
Tel: (022) 2741 2261
66292929
Fax: (022) 2741 2430

Kalwa Foil
Thane Belapur Road
Kalwa, Thane 400 605
Maharashtra
Tel: (022) 25347151/52
Fax: (022) 25348798

Alupuram Extrusions
Alupuram, P.B. No.30
Kalamassery - 683 104
Dist: Ernakulam, Kerala
Tel: (0484) 2532441
Fax: (0484) 2532468

Mouda Unit
Village Dahali
Ramtek Road, Mouda
Nagpur – 441 104
Tel: (07115) 660777/786

Kollur Works
Village- Kollur
Re Puram Mandal
Via Mutangi
Medak Dist
Andhra Pradesh – 502 300
Tel: (08413) 234300
234204/05
Fax: (08455) 288829

19. Investor Correspondence : The Company Secretary
Hindalco Industries Limited
Century Bhavan, 3rd floor, Dr. Annie Besant Road,
Worli, Mumbai - 400 030.
Tel: (91-22) 6662 6666
Fax: (91-22) 2422 7586 / 2436 2516
Email: a.malik@adityabirla.com

20. Categories of Shareholding (as on 31st March) :

	2008				2007			
Category	No. of Share holders	% of Share holders	No. of Shares held	% Share holding	No. of Share holders	% of Share holders	No. of Shares held	% Share holding
Promoters	22	0.00	385,607,204	31.42	24	0.00	313,685,228	27.06
Mutual Funds & UTI	245	0.07	45,169,460	3.68	313	0.06	33,909,451	2.92
Banks/ Financial Institutions/Ins/Govt	110	0.04	140,374,786	11.44	159	0.03	136,862,375	11.80
FIIs	234	0.07	160,070,447	13.04	310	0.06	214,997,687	18.55
Corporates	3,184	0.95	136,126,211	11.09	5,064	0.98	97,832,224	8.44
Individuals	324,328	96.72	172,689,596	14.07	505,134	97.14	190,701,391	16.45
NRIs/ OCBs	7,213	2.15	52,369,306	4.28	9,012	1.73	50,304,693	4.34
GDRs	1	0.00	134,723,182	10.98	3	0.00	120,975,952	10.44
Total	335,337	100.00	1227,130,192	100.00	520,019	100.00	1159,269,001	100.00

21. Per share data :

	2007-08	2006-07	2005-06	2004-05	2003-04
Net Earnings (Rs. mn.)	28,609	25,643	16,556	13,294	8,389
Cash Earnings (Rs. mn.)	34,487	32,024	21,767	17,927	11,563
EPS (Rs.)	24.51	25.52	16.79	13.48	8.53
CEPS (Rs.)	29.55	31.87	22.07	18.18	11.76
Dividend per share (Rs.)	1.85@	1.70	2.20	2.00	1.65
Dividend pay out (%)	9.3@	7.9	14.9	16.0	20.5
Book Value per share (Rs.)	142.09	118.97	97.40	82.54	74.16
Price to earning (x)*	6.7	5.1	10.9	9.0	13.4
Price to cash earning (x)*	5.6	4.1	8.3	6.7	9.7
Price to Book Value (x)*	1.2	1.1	1.9	1.6	1.7

* *Stock Prices as on 31st March.*

@ *Proposed dividend.*

22. OTHER USEFUL INFORMATION FOR SHAREHOLDERS

Shareholders who have not yet encashed their dividend warrants for the years 2001-2002 to 2006-2007 may approach the Company for revalidation / issue of duplicate dividend warrant quoting reference of their Ledger Folio numbers / DP & Client ID.

22.1 In terms of Section 205A of the Companies Act 1956, unclaimed equity dividend for the financial year(s) up to 1994-95 has been transferred to the General Revenue Account of the Central Government. Shareholders who have so far not claimed or collected their dividend for the said financial year(s), may claim the same from the Registrar of Companies - Maharashtra by submitting an application in the prescribed form.

22.2 The Unclaimed dividend for the financial year 2000-2001 has been transferred by the Company to the Investor Education & Protection Fund constituted by the Central Government under Section 205A & 205C of the Companies Act, 1956.

Shareholders are advised that dividends for the financial year ended 2000-2001 onwards which remains unpaid/unclaimed over a period of 7 years have to be transferred by the Company to Investor Education & Protection Fund (IEPF) constituted by the Central Government under Section 205A & 205C of the Companies Act, 1956. Shareholders who have not claimed the dividend for this period are requested to lodge their claim with the Company, as under the amended provisions of Section 205B of the Act, no claim shall lie for the unclaimed dividends from IEPF by the Members.

Upon effectiveness of the Scheme of Arrangement under the Companies Act, 1956 between Indo Gulf Corporation Limited (IGCL), Hindalco Industries Limited (Hindalco) and Indo Gulf Fertilisers Limited (IGFL), all unpaid dividend amounts of the then IGCL for FY1998-99 to FY2001-02 have been taken over by the Company.

As required under the Companies Unpaid Dividend (Transfer to General Revenue Account of the Central Government) Rules 1978, the then IGCL has transferred all unclaimed dividend upto FY 1994-95 to the General Revenue Account of the Central Government. Members who have so far not claimed or collected their dividend for the said financial year(s), may claim the same from the Registrar of Companies, Uttar Pradesh & Uttaranchal, Westcott Building, The Mall, Kanpur-208 001 (U.P.) by submitting an application in the prescribed form.

The Unclaimed dividend for the financial year 2000-2001 of erstwhile IGCL has been transferred by Company to the Investor Education & Protection Fund constituted by the Central Government under Section 205A & 205C of the Companies Act, 1956.

Upon effectiveness of the Scheme of Arrangement under the Companies Act, 1956 between Indian Aluminium Company, Limited (Indal) and Hindalco Industries Limited (Hindalco) all unpaid dividend amounts of the then Indal for FY2000-01 and FY2001-02 have been taken over by the Company.

As required under the Companies Unpaid Dividend (Transfer to General Revenue Account of the Central Government) Rules 1978, the then Indal has transferred all unclaimed dividend upto FY 1994-95 to the General Revenue Account of the Central Government. Members who have so far not claimed or collected their dividend for the said financial year(s), may claim the same from the Registrar of Companies, West Bengal, Nizam Palace, 234/4, A J C Bose Road, Kolkata 700 020 by submitting an application in the prescribed form.

Upon effectiveness of the Scheme of Arrangement under the Companies Act, 1956 between Indian Aluminium Company, Limited (Indal) and Hindalco Industries Limited (Hindalco) all unpaid dividend amounts of the then Indal for FY2000-01 and FY2001-02 have been taken over by the Company.

As required under the Companies Unpaid Dividend (Transfer to General Revenue Account of the Central Government) Rules 1978, the then Indal has transferred all unclaimed dividend upto FY 1994-95 to the General Revenue Account of the Central Government. Members who have so far not claimed or collected their dividend for the said financial year(s), may claim the same from the Registrar of Companies, West Bengal, Nizam Palace, 234/4, A J C Bose Road, Kolkata 700 020 by submitting an application in the prescribed form.

In case of any query contact -

N B Bhowmick
Hindalco Industries Limited
1. Prafulla Chandra Sen Sarani
Kolkata 700 071
Tel.: (033) 2281 2534
Email ID: nripendra.bhowmick@adityabirla.com

As per Section 205 (c) of the Act the total amount of unpaid/unclaimed amount of Fixed Deposits of Rs. 597299.45 has been transferred pursuant to the scheme of amalgamation.

24. INVESTOR SERVICES

24.1 Equity Shares of the Company are under compulsory demat trading by all investors, with effect from 5th April, 1999. Considering the advantages of scripless trading, shareholders are requested to consider dematerialisation of their shareholding so as to avoid inconvenience in future.

24.2 Shareholders/Beneficial Owners are requested to quote their Folio No./DP & Client ID Nos., as the case may be, in all correspondence with the Company. All correspondences regarding shares & debentures of the Company should be addressed to the Investor Service Department of the Company at Ahura Centre, 1st Floor, 'B' Wing, Mahakali Caves Road, Andheri (East), Mumbai - 400 093 and not to any other office(s) of the Company.

24.3 Shareholders holding shares in physical form are requested to notify to the Company, change in their address/Pin Code number and Bank Account details promptly by written request under the signatures of sole / first joint holder. Beneficial Owners of shares in demat form are requested to send their instructions regarding change of name, change of address, bank details, nomination, power of attorney, etc. directly to their DP.

24.4 To prevent fraudulent encashment of dividend warrants, members are requested to provide their Bank Account Details (if not provided earlier) to the Company (if shares are held in physical form) or to DP (if shares are held in demat form), as the case may be, for printing of the same on their dividend warrants.

24.5 Non-resident members are requested to immediately notify:-

- change in their residential status on return to India for permanent settlement;
- particulars of their NRE Bank Account with a bank in India, if not furnished earlier.

24.6 In case of loss/misplacement of share certificate, investors should immediately lodge a FIR/ Complaint with the police and inform to Company along with original or certified copy of FIR/ acknowledged copy of the complaint.

24.7 For expeditious transfer of shares, shareholders should fill in complete and correct particulars in the transfer deed. Wherever applicable, registration number of Power of Attorney should also be quoted in the transfer deed at the appropriate place.

24.8 Shareholders are requested to keep record of their specimen signature before lodgement of shares with the Company to obviate possibility of difference in signature at a later date.

24.9 Shareholders(s) of the Company who have multiple accounts in identical name(s) or holding more than one Share Certificates in the same name under different Ledger Folio(s) are requested to apply for consolidation of such Folio(s) and send the relevant Share Certificates to the Company.

24.10 Section 109A of the Companies Act, 1956 extends nomination facility to individuals holding shares in physical form in companies. Shareholders, in particular those holding shares in single name, may avail of the above facility by furnishing the particulars of their nominations in the prescribed Nomination Form.

24.11 Shareholders are requested to give us their valuable suggestions for improvement of our investor services.

24.12 Shareholders are requested to quote their E-mail Ids, Telephone/Fax numbers for prompt reply to their communication.

25. INFORMATION FOR DEBENTURE HOLDERS.

Interest Payment Date	Frequency of Interest payment	% of Interest & Series No.	ISIN No.	Date of Maturity	Face Value per Deb. (in Rs.)	Name & Address of Debenture Trustee
6th Sept.	Annually	6.5% (Series 2004 - I)	INE038A07209	6-Sep-09	10 Lacs	State Bank of India, New Issues & Securities Service Division, Mumbai Main Branch, Mumbai Samachar Marg, Fort, Mumbai - 400 023. ("SBI")
15th Sept.	Annual	6.39% Series	INE038A07225	15-Sep-09	1 Crore	

Mumbai
Dated the 20th Day of June, 2008.

ENVIRONMENT REPORT



We have always believed in being caring corporate citizens wherever we operate. Within our philosophy the concept of caring for the planet is embedded. We are committed to sustainable development. We believe that economic growth and environmental protection are inextricably linked.

At all of your Company's plants and mines, adopt clean technologies and processes that combine both economic progress and sustainable environment. Among these are the integrated Aluminium and Copper Complexes at Renukoot, Hirakud and Dahej, the alumina plants at Belgaum and Muri, the smelter power complex at Hirakud, the sheet rolling plants at Belur, Taloja, Mouda, the foil Plants at Kalwa, Kollur and Silvassa, the extrusions plant at Alupuram and alloy wheels facility at Silvassa, as also the Company's bauxite and coal mines in Chattisgarh, Jharkhand and Maharashtra.

At most of our company's plants, ISO 9001, ISO-14001 and OHSAS-18001 have been combined into the Integrated Management System (IMS).

State-of-the-art automated industrial and domestic effluent treatment plants operate across all of your Company's manufacturing units. The treated effluent and treated domestic water is recycled and is used for horticulture and irrigation.

At Birla Copper, treated water is used for horticulture and slag granulation purposes. At the Belgaum plant a wide network of storm water drains separate the rainwater from mixing with trade effluents.

At your company's Alumina Refineries and Power Plants, Updated fuel-efficient and particulate matter reduction technology, Electrostatic Precipitators in Calciners and Boilers with Co-generation facilities are installed. Fume Treatment Plant and Wet Scrubbing System in the Baking Furnaces minimize emission while Advance Dry Scrubbing System in all the potlines curtail fluoride emission at Renukoot.

For your Company the basics of environmental conservation are captivated in three words – "Reduce, Reuse and Recycle" all resources optimally. In this regard, several firsts have been achieved by your Company. For instance, your Company was the first Company to introduce dry stacking of Red Mud. It also pioneered the utilization of Spent Pot Lining to recover fluorine values. This enabled it to produce valuable cryolite, a raw material used in the smelters. Alongside, your Company uses carbon residue as



fuel in the boilers. All Effluent Treatment Plant sludge is used as a nutrient for "Sanjeevani", its beautiful green-belt project. Likewise, Fly ash generated from Boiler and Co-generation Plant at Renukoot and CPP at Birla copper is used as construction material and manufacturing of Ash bricks.

In Copper smelter Granulated slag generated is used as construction material and sand blasting operation. Phospho-gypsum generated in Phosphoric Acid plant is used as an additive in the cement plant and for soil conditioning. All the solid wastes are stored in separate ponds in environment friendly manner. The Hirakud smelter and Taloja sheet mills are taking forward a dialogue with the cement industry for co-processing their waste in cement manufacturing to recover energy value.

The CDM project at Hirakud Smelter has been qualified by United Nations Framework Convention on Climate Change (UNFCCC) for Green House Gas (GHG) emissions reduction under the Kyoto Protocol. This project is the first in Aluminium Industry in the world. UNFCCC's Methodology panel has approved the methodology. The baseline emissions have been established. The project is now awaiting host country approval and validation before registering for Certified Emission Reduction (CER) for trading in the international carbon market. Encouraged by this successful registration of CDM project, the Alumina refinery at Muri has initiated the process for identifying and registering of CER derived from the expansion facilities.

Being a pioneer in reducing the energy consumption by innovative in-house efforts and state-of-the-art technology, Hindalco will be converting the existing high – pressure and high temperature bauxite digestion technology at Renukoot, into energy efficient 'Double Digestion' Technology to reduce CO2 emission. Hindalco had signed an emission reduction purchase agreement with Ecosecurities Group PLC.

An Environment Management Cell with a state-of-the-art laboratory continuously monitors the quality of air emissions, treated effluents, solid wastes generated and noise.

In sum, in the words of Theodore Roosevelt, "To waste, to destroy, our natural resources, to skin and exhaust the land instead of using it so as to increase its usefulness, will result in undermining in the days of our children the very prosperity which we ought by right to hand down to them amplified and developed". We bear this in mind. Always.

SOCIAL REPORT

Transcending Business

Sweep your gaze in large parts of India's hinterland. Here you encounter conditions that cause you pain and concern as well. It is here that the poorest of the poor live – in India's villages. A whopping 64% of India's population is housed here. It is here that you find India's poverty and high points of distress.

As a Group we have been and continue to be extremely sensitive to societal needs. In our own small way, we try to bring in some relief and make a difference to the lives of the weaker sections of society who live close to our plants. We try to provide health care and raise life expectancy, and reduce infant mortality. Through our endeavours in education, we lift literacy rates. Through empowerment and training processes, we promote sustainable livelihood.

All of your Company's social projects are carried out under the umbrella of the Aditya Birla Centre for Community Initiatives and Rural Development. These are spearheaded by Mrs. Rajashree Birla, your Director. For the year 2007-08 we have considerable progress as indicated.

In Health Care:

- At the medical camps conducted, 265,471 villagers were examined and those afflicted were treated for their ailments.
- 1,842 cataract operations were performed.
- 1,582 patients diagnosed with tuberculosis were treated.
- At our HIV / AIDS awareness programmes, we enlisted over 15,443 participants.
- 37 physically challenged persons were provided with artificial limbs fitment, and 63 persons underwent reconstructive surgery.
- At the Company run hospitals at its various plants, over 4.26 lacs of people are given medical care at extremely subsidized rates.

Mother and child Care:

- 48,332 mothers and children received pre-natal, post-natal and infant care and 1,69,424 children immunized against polio.
- At 126 Family Planning Camps, 17,998 women and 89 men opted for family planning operations.
- Our programmes on sexually transmitted diseases and reproductive track infection had 18,495 participants and 6,947 afflicted women were treated.

Education :

- Merit Scholarships were earned by 3,627 students.
- Books and uniforms were provided to 8,018 rural students.
- 14,655 children are currently studying in Balwadis run by your company.
- 23,238 students were given incentives to continue education.
- Adult literacy programmes reach out to over 3,839 persons.


DEVAKI EDUCATION SOCIETY, KALMESHWAR NAGAR, BELGAUM.
NEHRU YUVA KENDRA, BELGAUM &
LTD., BELGAUM.

Making a difference - through our projects in healthcare, agriculture, education, sustainable livelihood and women empowerment.

- Career counseling programmes were conducted for 5,157 students, and several were sponsored to I.T.I. Vocation Centers.

Sustainable Livelihood :

- At the Aditya Birla Rural Technology Park, more than 115 programmes were held on repair and maintenance of diesel pump sets, electric and electronic goods, hand pumps bags, rope making, tailoring and knitting.
- 6,762 rural youth were trained for self employment.
- Agriculture - Training in crop diversification, floriculture demonstration, integrated pest management and post harvest technology has benefitted over 19,864 farmers.
- 1,915 farmers benefitted from our Watershed Development projects which ensure optimum use of land and water resources.

Women Self-Help Groups :

- Set up 1,416 Self Help Groups empowering of 22,977 women. These women are engaged in tailoring, weaving, knitting, crafting bamboo baskets, san sutli (ropes), vermicompost, rearing samplings, mushroom cultivation, pickles and spices, selling vegetables and fruits running grocery stores among others.

Social Welfare :

- 3,320 couples were united at a mass marriage programmes.
- 73 dowryless marriages organized.

Infrastructure :

- Infrastructure development through the construction of better roads, potable water systems, biogas plants, building of community centers, animal sheds, construction of dry toilets, provision of street lights and electricity, subsidizing houses, benefitted over 1,38,214 people.
- Panchayat meeting halls, school buildings and community halls are also being supported.

Of the 104 villages that we have committed for conversion into model villages, 22 have been already transformed this year. Our Board of Directors, our Management and all of our employees subscribe to the philosophy of compassionate care. We believe and act on an ethos of generosity and compassion, characterized by a willingness to build a society that works for everyone.

DIRECTORS' REPORT TO THE SHAREHOLDERS

Dear Shareholders,

Your Directors are pleased to present the 49th Annual Report along with the audited annual accounts for the year ended 31st March, 2008.

Your company has taken various strategic initiatives during the year to strengthen the financials. Some of the key initiatives are :

1. Completion of acquisition of Novelis Inc., the world's leading producer of aluminium rolled products, on 15th May 2007.
2. Completion of merger of Indian Aluminium Company with your company.
3. Acquition of entire shareholding of Alcan Inc in Utkal Alumina International Ltd. (Utkal). Consequently, Utkal is now a wholly owned subsidiary of the company.
4. Execution of Integration process with Novelis with your company. We began with cultural integration, followed by finance and technology, and marketing is under progress.

Financial Performance

Your company's consolidated revenues crossed 15 USD billion mark during the year registering a year-on-year growth of 211% to Rs. 60,013 crores from Rs. 19,316 Crores. The consolidated EBIDTA was at Rs. 7,291 Crores.

The Chairman's letter to shareholders and the Management's Discussion & Analysis, which form a part of this Annual Report, provide the strategic direction and a more detailed analysis on the performance of individual businesses and their outlook.

Rs. in Million

Financial Results for the year ended	Standalone		Consolidated	
	31.03.08	31.03.07	31.03.08	31.03.07
Net Sales & Operating Revenue	192,010	183,130	600,128	193,161
Profit Before Tax	30,256	35,046	29,855	36,616
Provision for Current Tax	6,063	9,841	9,713	9,942
Provision for Deferred Tax	876	(551)	(738)	(478)
Provision for Fringe Benefits Tax	114	113	123	121
Tax Adjustment for earlier years (Net)	(5,407)	-	(5,481)	-
Profit before Minority Interest	28,609	25,643	26,238	27,031
Minority Interest	-	-	2,206	161
Share in (Profit)/ Loss of Associates	-	-	159	12
Net profit	28,609	25,643	23,873	26,858
Appropriations				
Debenture Redemption Reserve	50	187	50	187
Special Reserve	-	-	9	13
Dividend on Preference Shares				
(Current Year Rs. 0.24 Mio, Previous Year Nil)				
Dividend Tax on Preference Shares				
(Current Year Rs. 0.04 Mio, Previous Year Nil)				
Interim Dividend on Equity Shares	-	1,773	-	1,773
Tax on Interim Dividend	-	249	-	249
Proposed Dividend on Equity Shares	2,269	-	2,285	16
Tax on Proposed Dividend	386	-	392	6
Transfer to General Reserve	25,611	24,434	25,629	25,496

Post the acquisition of Novelis effective May 15, 2007, Hindalco is now a global player with a strong presence in five continents and with a product portfolio which is a natural hedge against the volatility of aluminium prices. The improved results came on the back of strong operational focus and increase

in capacities in fast growing markets of Asia and South America. Total shipments increased from 3113 kt to 3150 kt. Novelis countered inflation and challenging market conditions in certain geographies with portfolio optimisation, price increases, working capital improvements and reduction in corporate costs. The Company's exposure to contracts with metal price ceilings reduced during the year. The benefits can be seen in increased revenues and stronger cash flows.

The integration activities are proceeding smoothly and the acquisition is expected to significantly enhance shareholder value.

Dividend

The Directors have recommended a dividend of Rs. 1.85 per share (Last Year Rs.1.70 per share). This will be paid in line with the applicable regulations. The total outgo including tax on dividend would be Rs. 2654.8 million (Last Year: Rs. 2022.2 million).

Growth plans underway in Aluminium

Your Company is aggressively pursuing various brownfield and greenfield growth opportunities in Aluminium as described below:

Brownfield Expansions

Muri

The expansion of the Muri Alumina refinery from 110,000 tpa to 450,000 tpa is under commissioning in a phased manner. The production from the expanded facility is being ramped up progressively and has reached 180,000 tpa now. It will reach its full capacity during FY09.

Hirakud

Phase II of the expansion of the smelting capacity from 100,000 tpa to 143,000 tpa is on track. Its capacity has touched 110,000 tpa in Q4FY08 and will scale upto 143,000 tpa by August 2008.

Greenfield Projects

Aditya Aluminium, the integrated aluminium project, encompassing 1 to 1.5 million tpa alumina refinery, 260,000 to 359,000 tpa aluminium smelter and 750 to 900 MW captive power plant is progressing as planned. The smelter is expected to be commissioned by October 2011 and the refinery by January 2013.

Mahan Aluminum project with a smelter capacity of 359 ktpa and CPP of 900 mw is on schedule. The smelter is expected to roll on by July 2011.

Jharkhand project with a smelter capacity of 359 ktpa and CPP of 900 mw, tubed coal mine has been allotted jointly with Tata Power. The approximate date of commissioning is June 2012.

Utkal Alumina Refinery with a capacity of 1.5 mtpa construction is currently underway. Bauxite mining activities will start by March 2009. The commissioning of the plant is expected by January 2011.

Finance

Utilisation of Right issue proceeds

The Company has issued equity shares of Re. 1/- each on rights basis at a price of Rs 96 per share in the ratio of 1:4 in February, 2006 aggregating to 231,882,222 shares (including 361,191 shares allotted by the Company during the year, earlier kept in abeyance at the time of Company's rights issue due to court cases.) against a total amount receivable of Rs 22,261 million (spreading over a two year period with two call notices), the Company has received Rs 22,195 million till 31st March, 2008. Out of this, an amount of Rs 366 million has been spent on associated expenses of the rights issue and Rs 3,935 million has been utilized towards subscription to shares of a subsidiary of the Company. The balance amount has been invested temporarily in liquid funds.

Preferential Issue

As per approval of shareholders in the Extra Ordinary General Meeting held on 28 March 2007, the Company has allotted 67,500,000 equity shares of face value of Re 1/- each on a preferential basis to Promoters / Promoter Group at a price of Rs 173.87 each, fully paid on 11th April, 2007. Further 80,000,000 warrants were also allotted on a preferential basis to the Promoters / Promoter Group entitling them to apply for and obtain allotment of one equity share at a price of Rs 173.87 per share against each such warrant at any time after the date of allotment but on or before the expiry of 18 months from the date of allotment in one or more trenches. The Company has received 10% amount against each such warrant.

Financing

The Company met all its obligation on payment of interest and repayment of principal.

The acquisition of Novelis was funded by a temporary loan of USD 3.1 Billion repayable on November 10, 2008 from consortium of banks. This loan was drawn by a subsidiary of the company secured by Hindalco's corporate guarantee. The company is evaluating various option including an equity rights issuance for take out financing.

Consolidated Financial Statements

In accordance with Accounting Standards 21 , 23 and 27 issued by the Institute of Chartered Accountants of India, your Company is presenting its consolidated financial statements. These Consolidated Financial Statements form part of the Annual Report.

Corporate Governance

The Securities and Exchange Board of India (SEBI) has prescribed corporate governance standards. Your Directors reaffirm their commitment to these standards and this annual report carries a section on Corporate Governance.

Directors' Responsibility Statement

Your Directors affirm that the audited accounts containing financial statements for the financial year 2007-08 are in full conformity with the requirements of the Companies Act, 1956. They believe that the financial statements reflect fairly, the form and substance of transactions carried out during the year and reasonably present the Company's financial condition and results of operations. These statements are audited by the statutory auditors M/s. Singhi & Co.

Your Directors further confirm that:

1) In the presentation of the Annual Accounts, applicable Accounting Standards have been followed.
2) That the accounting policies are consistently applied and reasonable, prudent judgment and estimates are made so as to give a true and fair view of the state of affairs of the Company at the end of the Financial Year.
3) The Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities.
4) The Directors have prepared the Annual Accounts on a going concern basis.

   Your Company's internal Auditors have conducted periodic audits to provide reasonable assurance that established policies and procedures have been followed.

Subsidary Companies

A wholly owned subsidiary company namely A V Minerals (Netherlands) B.V. has been incorporated in Netherlands in April 2007. The entire holding in A V Metals Inc., a subsidiary of the Company in Canada has been transferred in May 2007 to A V Minerals (Netherlands) B.V.

On 15th May, 2007, the Company acquired Novelis Inc., the world's largest aluminium rolled product manufacturer through its indirect wholly-owned subsidiary A V Metals Inc. (Acquisition Sub) pursuant to a plan of arrangement (Arrangement) entered into on 10th February, 2007 and approved by the Ontario Superior Court of Justice, Canada on 14th May, 2007. A V Aluminum Inc is a wholly owned subsidiary of A V Metals Inc which in turn is a wholly owned subsidiary of A V Minerals (Netherlands) B.V.

Indian Aluminium Company, Limited ceased to be a susbsidary of your company as it merged with your company. The amalgamation was made effective on 25th March, 2008 with appointed date as 1st April, 2007.

The Company has acquired the shareholding of Alcan Inc. consisting of 78,564,384 equity shares of Rs 10/- each in Utkal Alumina International Limited (Utkal). Consequently, Utkal is now a wholly owned subsidiary of the Company.

The Company has entered into a joint venture partnership with Almex USA Inc. (Almex), for the manufacture of high strength aluminium alloys for applications in the aerospace, sporting goods and surface transport industries. The joint venture has been named Hindalco-Almex Aerospace Limited. The Company has 70 per cent equity participation, with Almex holding the balance 30 per cent in the JV.

The Company has formed a joint venture company namely Tubed Coal Mines Ltd with The Tata Power Company Ltd as per the condition of allotment letter of Ministry of Coal for the purpose of exploration of the Coal block allotted by the Government in the State of Jharkhand. Hindalco holds 60% stake in the Joint venture and balance 40% is held by The Tata Power Company Ltd.

The Company has formed a joint venture company namely East Coast Bauxite Mining Company Private Limited with Orissa Mining Corporation Limited to mine bauxite in the State of Orissa. Hindalco holds 74% stake in the Joint venture and balance 26% is held by Orissa Mining Corporation Limited.

The performance of the subsidiaries is covered elsewhere in this annual report.

Your company has applied to the Central Government for grant of an exemption to your Company under Section 212(8) of the Companies Act, 1956, from attaching a copy of the Balance Sheet, Profit and Loss Account, Report of the Board of Directors and the Report of the Auditors to all the Subsidiary Companies. Subject to receipt of the approval, aforesaid documents are not being attached with the financial statements of your company. These documents can be requested by any member, investor of the company / subsidiary company. Further, in line with the Listing Agreement and in accordance with the Accounting Standard 21 (AS-21), Consolidated Financial Statements prepared by the Company include financial information of its subsidiaries.

Employee Stock Option Scheme

As mentioned last year, to share value created by the employees and to promote the culture of employee ownership in your company, the "Employee Stock Option Scheme - 2006" (ESOS-2006), was introduced in the last year.

In terms of ESOS-2006, the ESOS Compensation Committee has on 23rd August 2007 and 25, January 2008 granted 29,73,390 Stock Options to the Employees of the Company, including Managing Director in two tranches. The options will vest in 4 equal annual installments after one year of the grant and shall be exercisable within a period of 5 years from the date of vesting.

Details of the options issued during ESOS-2006, as also disclosure in compliance with Clause 12 of Securities and Exchange Board of India (Employees Stock Option Scheme) Guidelines 1999, are set out in Annexure A to this report.

Particulars as per Section 217 of the Companies Act, 1956

The information relating to the conservation of Energy, Technology Abosorption and Foreign Exchange Earnings and Outgo required under section 217 (1)(e) of The Companies Act, 1956, is set out in a separate statement attached to this report (Annexure B).

In accordance with the provisions of sections 217 (2A), read with the Companies (Particulars of Employees) Rules, 1975, the names and other particulars of employees are to be set out in the directors report, as an addendum thereto. However, as per the provisions of section 219 (1) (b)(iv) of the Companies Act, 1956, the report and accounts, as therein set out, are being sent to all members of the company excluding the aforesaid information about employees. Any member, who is interested in obtaining such particulars about employees, may write to the Company Secretary at the Registered Office of the company.

Directors

In accordance with Article 146 of the Articles of Association of the Company, Mr. M. M. Bhagat, Mr. C. M. Maniar and Mr. S. S. Kothari retire from office by rotation, and being eligible, offer themselves for reappointment.

Awards & Recognitions

Several accolades have been conferred upon your Company, in recognition of its contribution in diverse fields. A selective list:

Hirakud

Hirakud Smelter - National Energy Conservation Award - First Prize 2007.

Hirakud Smelter - National Safety Award for performance year 2005 (presented in Oct 07) by Ministry of Labour & Employment, Govt of India.

Hirakud Power - CII - Orissa Award for Best Practices in Environment, Safety, Health for the year 2007.

Hirakud Smelter was awarded the State level Safety Award for Best Occupational Healthcare 2006 - presented in February 2008 at Bhubaneswar.

Muri

Muri Alumina Plant selected for CII's National Award for Excellence in Water Management 2007 for both Within & Beyond the Fence 2007.

Belur

Belur Plant was selected for the National Safety Award for outstanding performance in Industrial Safety as Runners Up for the performance year 2005 in achieving the Lowest Average Frequency Rate (presented in October 2007, by the Ministry for Labour & Employment, Govt of India.

Belur Plant was a winner of the GreenTech Environmental Gold Award in the Metals & Mining Sector for its outstanding achievement in Environment Management during 2007 - 2008.

Belur Sheet Plant was adjudged the Winner of the " CII – Eastern Region Energy Conservation Award for 2007 – 2008 ".

Alupuram

Alupuram Complex awarded the Outstanding Safety Performance Award 2007 in the small scale Engineering Industrial category.

Talabira

Talabira Coal Mines won a host of Safety Awards, namely, First in Working Face and Maintenance of Dozer & Payloader and Second in Dust Suppression at the Annual Coal Mines Safety Fortnight 2008 organised by Directorate of Mines Safety, Bhubaneswar and Chaibasa Region.

Durgmanwadi & Kasarsada Mines

Durgmanwandi and Kasarsada Bauxite Mines have earned a host of awards during the Mines Environment & Mineral Conservation Week programmes, including Special Prize for being ranked First for 3 consecutive years in Overall Performance along with other prizes for Safety and other mining operations.

Renukoot

World Environment Foundation awarded "Golden Peacock Award-2007" to Renukoot unit for remarkable achievements in the field of occupational health and safety.

Renukoot unit won the "Safety Innovation Award-2007" for excellence in the field of occupational health. The award was given by "The Institute of Engineers India".

Renukoot unit has been awarded "Second Prize" of National Energy Conservation Award 2007 by Government of India, Ministry of Power and Energy.

Chief Commissioner, Central Excise, Lucknow Zone awarded Renukoot unit with commendation certificate for revenue performance in large scale manufacturing category and service tax category.

Renukoot unit has been awarded "Silver Trophy" of Rajiv Gandhi National Quality Award-2007 by Bureau of Indian Standard in large scale manufacturing industries-metallurgy category.

CII's National Award for Excellence in Water Management, (Beyond the fence), 2007 was awarded for Rural Development work.

Environmental Protection and Pollution Control

Your Company is committed to sustainable development. Your company is a signatory to the Global Compact and subscribes to the principle of triple-bottom line accountability.

A separate chapter in this report deals at length with your Company's initiatives and commitment to environment conservation.

Auditors

The observations made in the Auditors' Report are self-explanatory and do not call for any further comments under Section 217 (3) of the Companies Act, 1956.

M/s. Singhi & Company, Chartered Accountants and Auditors of the Company, retire, and being eligible, offer themselves for appointment.

Appreciation

Your Directors place on record their sincere appreciation for the assistance and guidance provided by the Honourable Ministers, Secretaries and other officials of the Ministry of Mines, Ministry of Coal, the Ministry of Chemicals and Fertilizers and various State Governments. Your Directors thank the Financial Institutions and Banks associated with your Company for their support as well.

Your Company's employees are instrumental in your Company scaling new heights, year after year. Their commitment and contribution is deeply acknowledged.

Your involvement as Shareholders is greatly valued. Your Directors look forward to your continuing support.

For and on behalf of the Board

Chairman

Mumbai
Dated the 20th Day of June,2008

ANNEXURE 'A' TO THE DIRECTORS' REPORT

Disclosure pursuant to the provisions of the Securities and Exchange Board of India (Employee Stock Option Scheme) Guidelines, 1999

	Nature of Disclosure	Particulars
a)	Options Granted	2,973,390
b)	The pricing Formula	Tranche IThe exercise price was determined by averaging the daily closing price of the Company's equity shares during 7 days immediately preceding the date of grant and discounting it by 10%. Exercise price- Rs. 98.30 Per option) Tranche -II The exercise price was the closing market price, prior to the date of grant. Exercise prce- Rs. 150.10 per option)
c)	Options vested	Nil
d)	Options Exercised	Nil
e)	The total number of shares arising as a result of exercise of options	Nil
f)	Options Lapsed / Cancelled	2,79,100
g)	Variation in terms of options	Nil
h)	Money realised on exercise of options	Nil
i)	Total number of options in force	2,694,290
j)	Employee-wise details of options granted:	
	i) Senior Managerial Personnel:	1. Mr. D. Bhattacharya : 9,70,100
	ii) Any other employee who received a grant in any one year of option amounting to 5% or more of options granted during that year	Nil
	iii) Identified employees who were granted option during any one year, equal to or exceeding 1% of the issued capital (excluding outstanding warrants and conversions) of the company at the time of grant	Nil
k)	Diluted Earnings per share	NA
l)	Difference between the employee compensation cost computed using intrinsic value of the stock options, and the employee compensation cost that shall have been recognised, if the fair value of the options was used.	Rs. 18.73 Millions

	Nature of Disclosure	Particulars	
	The impact of this difference on profits and on EPS of the company	The effect of adopting the fair value on the net income and earnings per share for 2007-08 is as presented below	
		Particulars	Rs. In Million
		Net Profit attributable to Equity Shareholders	28,609.11
		Add: Intrinsic Value Compensation cost	21.29
		Less: Fair Value Compensation Cost	(40.02)
		Proforma Net Profit	28,590.38
		Less: Tax adjustment for earlier years	(5,406.68)
		Proforma Net Profit before Tax adjustment for earlier years	23,183.70
		Earnings per Share	
		Reported Earning per Share (EPS):	
		Basic EPS (in Rs.)	24.51
		Diluted EPS (in Rs.)	24.38
		Basic EPS before Tax adjustment for earlier years (in Rs.)	19.88
		Diluted EPS before Tax adjustment for earlier years (in Rs.)	19.77
		Proforma Earning per Share (EPS):	
		Basic EPS (in Rs.)	24.50
		Diluted EPS (in Rs.)	24.36
		Basic EPS before Tax adjustment for earlier years (in Rs.)	19.86
		Diluted EPS before Tax adjustment for earlier years (in Rs.)	19.76
m)	i) Weighted-average exercise prices and weighted average fair values of options whose exercise price equals the market price of the stock	Options granted under Tranche-II Weighted average exercise price (Rs) 150.10 Weighted average fair value (Rs): 57.11	
	ii) Weighted-average exercise prices and weighted average fair values of options whose exercise price is less than the market price of the stock	Options granted under Tranche-I Weighted average exercise price (Rs) 98.30 Weighted average fair value (Rs): 65.78	
	iii) Weighted-average exercise prices and weighted average fair values of options whose exercise price exceeds the market price of the stock		
n)	A description of method and significant assumptions used during the year to estimate the fair values of options, including the following weighted average information:		
	i) Risk free Interest rate (%)	8.00	
	ii) expected life (No. of Years)	5	
	iii) expected volataility (%)	Tranche-I 34% Tranche-II 37%	
	iv) dividend yield (%)	1.12	
	v) the price of the underlying shares in the market at the time of option grant	Tranche-I Rs. 138.95 Tranche-II Rs. 150.10	

ANNEXURE 'B' TO THE DIRECTORS' REPORT

[Statement of particulars under the Companies (Disclosure of particulars in the Report of the board of Directors) Rules 1988]

A. CONSERVATION OF ENERGY

Energy Conservation not only plays a vital role in reducing cost of production but also is very important value driver in the context of Aluminium as well as National interest. Your Company has a well structured **Energy Management System** with a Top down & Bottom up approach to review efforts in this area against set targets and benchmark. Trained and dedicated professionals are involved under a well established Central Energy Cell whose prime mandate is to initiate, facilitate, and sustain energy conservation efforts throughout the organization. Continuous Endeavors are on to optimize operating process parameters, modernize & upgrade technology as well as plant, unit and equipment, with the objective of increasing Energy effectiveness and thereby reducing energy consumption. Employees are always encouraged to get involved in various Energy Conservation initiatives and suitable reward & recognition system is in place.

Your Company's efforts in Energy Conservation have been consistently recognized over the years. Hirakud unit and Renukoot unit of your Company's Aluminium business have been recently awarded with the First Prize and the Second Prize respectively in the **"National Awards for Energy Conservation"** instituted by the Ministry of Power, Government of India for the year 2007.

The Belur Unit is the recipient of Energy Conservation Award 2007-2008 from CII, Eastern Region

(a) ENERGY CONSERVATION MEASURES TAKEN

GENERAL MEASURES

i. Regular monitoring and maintaining of waste heat recovery system.
ii. Regular walkthrough audit of Steam and compressed air lines.
iii. Regular monitoring and benchmarking of Energy Intensive equipment.
iv. Optimization of transformer loading.
v. Regular internal/external audits and monitoring for continuous improvement and identification of new opportunities.
vi. Installation of efficient luminaries/lighting system.
vii. Optimum utilization of Energy through process redesigning as well as use of equipment that offers improved energy efficiency.
viii. Minimizing idle running hours of the equipment by providing timers, PLC, Limit switch etc.
ix. Installation of transparent sheets in roofs to avoid ON time of roof lights.

1. ALUMINA PLANT:

i. Rationalization of motor HP of Evaporation # 3 Homo liquor pump and feed pump.
ii. Provision of float switch in new ETP pit to avoid idle running of pump.
iii. Rationalization of motor HP of Digestion # 3 sweetening pump.
iv. Replacement of 250 watt MV lamp with 70 watt SV lamp.
v. Installation of closed circuit bauxite grinding.
vi. Installation of High Temperature Digestor .
vii. Replacement of batch type precipitator with continuous Precipitator.
viii. Installation of improved falling film evaporator .

2. SMELTER:

i. Interlocking of FTP heater with duct line gas temperature.
ii. Installation of VFD in fans & blower of Slab casting Furnace.
iii. Interlocking of CPC & Butt circuit bag house fan with elevator.
iv. Minimized joints in steam pipe line of Paste Plant.

v. Replacement of lower dia compressed air header with higher dia in Pot line – 3 to reduce pressure drop.
vi. Replacement of metallic fan blade with FRP fan blade in Cooling tower.
vii. Conversion of HSS technology pots to Prebaked technology pots to reduce Specific energy consumption.
viii. Installation of harmonic filter to improve power factor and to improve power quality.
ix. Installation of separate transformer for lighting.
x. Replacement of low efficient transformer with energy efficient transformer.

3. FABRICATION PLANT:
i. Revamping of one Homo furnace and three numbers soaking pits.
ii. Revamping of one Properzi furnace.
iii. Installation of VFD in combustion blower of Remelt shop.
iv. Replacement of scalper blower with energy efficient blower.
v. Modification in control system of Remelt & preheating furnaces.

4. POWER PLANTS/ CO-GENERATION UNITS:
i. Modification in discharge headers of ACW & CW pumps in Co-Generation unit 1 & 2 to reduce the running of ACW pump.
ii. Relocation of HP feed water heater.
iii Utilization of 5.6 Turbine gland steam condenser for DM water heating.
iv Revamping of Boiler # 4.
v Installation of online silica analyzer to reduce the blow down.
vi Installation of Oxygen analyzer in Boiler # 5 to optimize the combustion air.
vii Replacement HP heater of unit #1 to improve the Rankine Efficiency.
viii Installation of VFDs in ID & PA fan of Boiler # 4 to reduce the auxiliary power consumption.
ix Installation of Higher efficiency Feed Pump in Unit # 3 & 4 to reduce the auxiliary power consumption.
x Installation of FRP fan in place of metallic fan in cooling tower of Unit & 9 & 10.
xi Replacement of higher size impeller with efficient impeller of CW pumps of Unit # 6 to 8.
xii Installations of variable speed fluid coupling in Ash slurry pump to reduce the auxiliary power consumption.
xiii Installation of Fluid coupling in Boiler feed pumps & ID fan.
xiv Installation of VFDs in PA & SA fan in unit 4.
xv Replacement of Stoker fired Boiler with Co-Generation Power Plant.

5. FOIL AND WHEEL DIVISION
i Replaced V belt with flat belt in all 4 Nos 75KW Compressors.
ii Installed VFD in all 3 fans of 9.3 KW of Furnace # 1

6. COPPER BUSINESS:
i. Installation of VFD in Fans & Pumps.
ii. Conversion of Delta connection to star connection in low loading motors.
iii. Installation of timers in lighting circuit.
iv. Installation of capacitor bank to improve Power factor.

ANNEXURE 'B' TO THE DIRECTORS' REPORT (Contd.)

b. ADDITIONAL INVESTMENT AND PROPOSALS BEING IMPLEMENTED

1. ALUMINA PLANT:
   - i. Interfacing of bauxite day bin levels & feed rate on DCS to control idle running of hammer mills.
   - ii. Converting existing high pressure Digestion technology with energy efficient double digestion technology.
   - iii. To replace energy inefficient pumps (2Rx & 3 Rx) with energy efficient pumps.
   - iv. To increase throughput across Ball Mills.
   - v. To optimize air consumption in Precipitation area by modification in air injection piping.
   - vi. Installation of LT capacitors & VFDs.
2. SMELTER:
   - i. To use modified stub in Potline # 1 and potlines # 4 ,5,6,7,8,9,10 & 11.
   - ii. Fabrication of small cruces to save fuel and melt loss in Billet Casting furnace.
   - iii. To install CFF heater in Billet Casting Furnace and to reduce melt loss, oil & filter consumption.
   - iv. Installation of harmonic filter in line # 1.
   - v. Installation of VFD in compressor.
3. FABRICATION PLANT:
   - i. Revamping of 2 Properzi Furnaces and 2 DC Furnaces.
   - ii. Revamping of 3 nos. Soaking Pits
   - iii. Replacement of lower efficiency motors with higher efficiency motor.
   - iv. Installation of VFDs.
4. POWER PLANTS/ CO-GENERATION UNITS:
   - i. Installation of VFC system in compressed air line.
   - ii. Installation of VFD in FD Fans of Boiler # 3 & 4.
   - iii. Revamping of Boiler # 3 to improve the Boiler efficiency and ESP performance..
   - iv. Revamping of TG # 1and replacement of HP heaters # 1 of unit # 2 to improve the Rankine Efficiency.
   - v. Installation of VFDs in ID & PA fan of Boiler # 3.
   - vi. Installation of VAM in place of vapour compression machine in AC unit # 1 & 3.
   - vii. Erection of Raw Water Header in ESP Area of Boiler #1 to 10 Area for reducing Auxiliary Consumption
   - viii. Installation VFD in PA fans.
   - ix. Installation of energy efficient PA & ID fan.
5. FOIL AND WHEEL DIVISION
   - i Replacement of V belt with flat belt in both 100 & 110KW Fume exhaust system of Rolling Mills
   - ii Installation of Capacitor in Compressor house.
6. COPPER BUSINESS:
   - i. Replacement of Electrical Heating system with steam heating system in oxygen plant.
   - ii. Installation of capacitor bank in 3.3 KV panel to improve the power factor.
   - iii. Installation of VFD in Ventilator blower of Smelter – 3.

c. IMPACT OF MEASURES IN (a) AND (b) ABOVE

The various Energy Conservation Measures undertaken by your Company have yielded encouraging results in most of the production centres.

ANNEXURE 'B' TO THE DIRECTORS' REPORT (Contd.)

d. TOTAL ENERGY CONSUMPTION AND ENERGY CONSUMPTION PER TON OF PRODUCTION (As per Form "A" below)

FORM A

A. Power & Fuel Consumption		**2007-08**	**2006-07**
1 Electricity			
a) Purchased from SEB's			
Units (KWH in thousands)		356,476	339,291
Total Amount (Rs in mn) (excluding Minimum Demand Charges)		1,379	1,406
Rate/Unit (Rs)		3.87	4.14
b) Own Generation			
i) Through Steam Turbine/Generator *			
Units (KWH in thousands)		8,575,372	8,060,100
Cost/Unit (Rs) (Coal & Fuel only)		1.08	1.10
ii) Through Diesel Generator			
Units (KWH in thousands)		6,038	13,544
Cost/Unit (Rs)		16.42	9.96
iii) Adjusted out of Banked Energy			
Units (KWH in thousands)		3,019	—
2 Steam Coal (for Generation of Steam) *			
Quantity (Tonnes)		8,508,812	8,471,431
Total Amount (Rs in mn)		9,703	9,482
Average Rate (Rs)		1,140	1,119
3 Furnace Oil (Fuel Oil,L.D.Oil,HSD Oil)			
Quantity (KL)		203,247	208,908
Total Amount (Rs in mn)		4,098	3,770
Average Rate (Rs)		20,161	18,044
4 Steam (Purchased)			
Quantity (Tonnes)		264,329	309,806
Total Amount (Rs in mn)		52	60
Average Rate (Rs)		196	194
B Consumption per Unit of Production (per MT)			
	Unit	**2007-08**	**2006-07**
1 Aluminium Metal (including Alumina)			
Electricity	kwh	15,826	15,939
Furnace Oil	Litres	229	225
Steam Coal	MT	1.349	1.298
2 Redraw Rods (including Alloy Rods)			
Electricity	kwh	57	61
Furnace Oil	Litres	26	30
3 Fabricated Products (Rolled & Extrusion)			
Electricity	kwh	966	976
Furnace Oil	Litres	54	55
4 Aluminium Foil			
Electricity	kwh	970	995
5 Aluminium Wheel			
Electricity	kwh	62	55
6 Copper Cathodes			
Electricity	kwh	1,646	1,858
Furnace Oil	Litres	20	46
Propane	Kg	—	24
Naptha	Kg	40	49
RLNG	SCM	60	71
7 Copper Rods			
Electricity	kwh	56	57
Propane	Kg	1	1
RLNG	SCM	43	40
8 Di Ammonium Phopate (DAP/NPK)			
Electricity	kwh	189	166
Furnace Oil	Litres	6	5

* Previous year number has been restated for better comparison with current year

ANNEXURE 'B' TO THE DIRECTORS' REPORT (Contd.)

B. TECHNOLOGY ABSORPTION

FORM B

RESEARCH & DEVELOPMENT (R&D)

A. ALUMINIUM BUSINESS

1. **Specific areas in which R&D has been carried out**

   - Development of new grades of special hydrate and special alumina.
   - New applications of alumina for refractory, wear resistant media, electrical insulation, ceramic tiles and alloys for LPG cylinder application and clad brazing sheet etc.
   - Optimization of process parameters for efficiency e.g. Litho recovery improvement, partially annealed Al-Mn series product, Alu-alu blister application, closure stock.
   - Optimization of recovery from bauxite, improvement in precipitation process, development of indigenous grease and lubricants for use in alloy production.
   - Heat treatment practice improvement for aluminium alloys and wheels.
   - Smelter design improvement along-with state of the art technology and measurement tools.
   - Development of coating for fin stock, shellac wash for Pharma and blister products, Polystyrene based Heat seal Lacquer for Lidding Foil.
   - Implementation of chrome free technology in paint shop.

2. **Benefits derived as a result of the above R&D**

   - Manufacturing process development, new product and its application e.g. heat exchanger lids, aluminium composite panels, plates and structure for shuttering application into building & architecture sector, alu alu blister, litho and LPG cylinder application.
   - Gained entry into critical and strategic sector application market.
   - Improvement in operational efficiency, productivity and also production.
   - Enhanced capacity of smelters.
   - Import substitution with cost efficiency

3. **Future Plan of Action**

   - Achieving Total Customer Satisfaction through increased R&D activity acting as "Solution–provider" e.g. High elongation properties with alloy 8079.
   - Continue efforts towards application of aluminium into new product segment e.g. Pin hole free 30 micron foil, Zinc based radiator stock
   - Identify new product domain where aluminium can be used as substitute material e.g. Fin stock with coating.
   - Continue efforts towards process parameter optimization with regular R&D e.g. Producing house foil with non-homogenised CC stock instead of DC.
   - Indigenous development of imported plant spares and components.
   - Application research on corrosion behaviour of Aluminum alloys and study of Concast Homogenization.
   - Standardization of use of chrome free technology.

ANNEXURE 'B' TO THE DIRECTORS' REPORT (Contd.)

B. COPPER BUSINESS

1. **Specific areas in which R&D has been carried out**
   - Improvement in blend planning of charge mix for flash furnace
   - Campaign life of Converter & Anode furnace refractory linings
   - Application of coating material for cage mill rotors
   - CFD modeling and simulation of Cu-1 waste heat boiler
   - Utilisation of low temp superheated steam from SAP III during startups.
   - Improvement in CL- Furnace operations.
   - Design and Commissioning of new Fluorine scrubber in Phosphoric Acid plant.
   - PPU regeneration in Oxygen plant #1
2. **Benefits derived as a result of the above R&D**
   - Achieved autogenous smelting in flash furnace
   - Improvement in life e.g. Refractory lining of convertor and cage mill rotors etc
   - Improvement in heat recovery
   - Improvement in recovery of Copper, P2O5 and fluorine alongwith better plant operations
3. **Future plan of action**
   - Implementation of Bismuth recovery system.
   - CFD modeling and Advance Process control system in Copper III plant
   - Modification of Cooling Jackets in Copper III for plant availability
   - Improve cooling efficiency of Jacket cooling water

Expenditure on R & D

(Rs. In Million)

	2007-08	2006-07
a) Capital	39.63	7.22
b) Recurring	104.94	98.03
c) Total (a+b)	144.57	105.25
d) Total R & D Expenditure as % of Total Turnover	0.07%	0.06%

Technology Absorption, Adaptation and Innovation

i. Efforts in brief
   - Imported technologies have been fully absorbed and the plant operation stabilized.

ii. Benefits derived
   - Advancement of basic skill and knowledge
   - Improvement in quality, productivity and cost reduction
   - Reduction in specific consumption of power/utilities
   - New product development
   - Plant availability / capacity utilization has increased
   - Environment protection measures have yielded excellent results

iii. Details of technology imported in the past 5 years

Technology Imported for	Year of Import	Has technology been fully absorbed	If not fully absorbed, areas where this has not taken place, reason thereof and future plan of action
ALUMINIUM			
Anode Moulding	2003-04	Yes	NA
Separation of red mud from pregnant liquor	2004-05	Yes	NA
Sheet surface treatment and flatness	2004-05	Yes	NA
Clad sheet manufacturing	2006-07	Yes	NA
Improvement in quality and productivity of brazing sheet	2007-08	Yes	NA
High Pressure Double Digestion Technology	2007-08	Under implementation	NA
COPPER			
Mitsubishi Technology for Copper III	2003-04	Yes	NA
Cryogenic air separation for Oxygen IV	2005-06	Yes	NA
Cryogenic air separation for Oxygen V	2006-07	Yes	NA

C. **FOREIGN EXCHANGE EARNINGS & OUTGO**

a) **Activities related to Exports**

Exports during the year were Rs. 64,342.61 million.

b) **Total Foreign Exchange used and earned**

Foreign exchange used	Rs.110,404.41 million
Foreign exchange earned	Rs. 64,350.00 million

AUDITORS' CERTIFICATE ON CORPORATE GOVERNANCE

To The Members of **Hindalco Industries Limited.**

We have examined the compliance of the conditions of corporate governance by Hindalco Industries Limited for the year ended 31st March, 2008, as stipulated in clause 49 of the Listing Agreement of the said Company with the stock exchanges in India.

The compliance of conditions of corporate governance is the responsibility of the management. Our examination was limited to the procedures and implementation thereof, adopted by the Company for ensuring the compliance of conditions of Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in the above mentioned Listing Agreement.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

Camp: Mumbai
Dated: The 20th day of June, 2008

1-B, Old Post Office Street,
Kolkata-700 001

For SINGHI & CO
Chartered Accountants

RAJIV SINGHI
Partner
Membership No.: 53518

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the attached Balance Sheet of **HINDALCO INDUSTRIES LIMTIED** as at 31st March, 2008 and also the Profit and Loss Account and the Cash Flow Statement for the year ended on that date. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our Audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As required by the Companies (Auditor's report) Order, 2003, as amended by the Companies (Auditor's Report)(Amendment) Order, 2004 issued by the Central Government of India in terms of sub-section (4A) of section 227 of the Companies Act, 1956, we enclose as Annexure, a statement on the matters specified in the paragraphs 4 and 5 of the said order.

Further to our comments in the Annexure referred above, we report that:

1) We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purpose of our audit;

2) In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

3) The Balance Sheet, Profit & Loss Account and Cash Flow Statement dealt with by this report are in agreement with the books of account;

4) In our opinion, the Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report comply with the accounting standards referred to in sub-section (3C) of Section 211 of the Companies Act,1956. Attention is invited to Note No 29(d) regarding non provision for mark to market losses (net) of Rs 220 million on outstanding derivatives as on 31st March, 08 which is not in accordance with Accounting Standard-1 and announcement made by the ICAI on 29th March, 08.

5) On the basis of the written representations received from the directors and taken on record by the Board of Directors, we report that none of the Directors is disqualified as on 31st March, 2008 from being appointed as a Director in terms of clause (g) of sub-section (1) of section 274 of the Companies Act, 1956;

6) In our opinion and to the best of our information and according to the explanations given to us, the said accounts read with the notes in Schedule 20 give the information required by the Companies Act, 1956 (as amended) in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India;

   (a) In the case of the Balance Sheet, of the state of affairs of the Company as at 31st March, 2008;

   (b) In the case of the Profit & Loss Account, of the Profit for the year ended on that date; and

   (c) In the case of Cash Flow Statement, of the Cash Flows for the year ended on that date.

Camp: Mumbai
Dated: The 20th day of June, 2008

For SINGHI & CO.,
Chartered Accountants

RAJIV SINGHI
Partner
Membership No. 53518

1-B, Old Post Office Street,
Kolkata-700 001

ANNEXURE TO THE AUDITORS' REPORT

I (a) The Company has maintained proper records showing full particulars including quantitative details and situation of Fixed Assets.

(b) Fixed Assets have been physically verified by the management periodically in a phased manner and no material discrepancies have been noticed on physical verification as confirmed by the management.

(c) No substantial part of Fixed Assets has been disposed off during the year, which has bearing on the going concern assumption.

II (a) Physical verification of Inventory (except stocks in transit and stocks lying with third parties, confirmation for which has been obtained) have been conducted at reasonable intervals during the year by the management.

(b) In our opinion, the procedures of physical verification of Inventory followed by the management are reasonable and adequate in relation to the size of the Company and nature of its business.

(c) The Company has maintained proper records of inventory. No material discrepancies were noticed on physical verification.

III. (a) The Company has not granted any loans, secured or unsecured, to companies, firms or other parties covered in the register maintained under Section 301 of the Companies Act, 1956. Accordingly, clause 4(III)(b) to (d) of the Order are not applicable.

(b) The Company has not taken any loans, secured or unsecured, from companies, firms or other parties covered in the register maintained under Section 301 of the Companies Act, 1956. Accordingly, clause 4(III)(f) to (g) of the Order are not applicable.

IV. On the basis of checks carried out during the course of audit and as per explanations given to us, we are of the opinion that there are adequate internal control procedures commensurate with the size of the Company and the nature of its business; for the purchase of inventory and fixed assets and for the sale of goods and services. During the course of our audit, no major weakness has been noticed in the internal controls.

V. (a) In our opinion and according to the information and explanations given to us, the transactions that need to be entered into register maintained under section 301 of the Companies Act, 1956 have been so entered.

(b) In our opinion and according to the information and explanations given to us, the transactions made in pursuance of contract or arrangements entered in the register maintained under section 301 of the Companies Act,1956 have been made at prices which are reasonable having regard to the prevailing market price at the relevant time.

VI. The Directives issued by the Reserve Bank of India and the provisions of sections 58A and 58AA or any other relevant provisions of the Companies Act, 1956 and the rules framed there-under have been complied with in respect of deposits accepted from the public. We have been informed that, no order has been passed by Company Law Board or National Company Law Tribunal or Reserve Bank of India or any other Court or Tribunal in this regard.

VII. The Company has an Internal Audit System, which in our opinion is commensurate with the size and nature of the business.

VIII The Company has maintained proper cost records as prescribed by Central Government under section 209 (1) (d) of the Companies Act, 1956 for the products of the Company but no detailed examination of such records has been carried out by us.

IX (a) According to the information and explanations given to us and on the basis of our examination of the books of accounts, the Company is generally regular in depositing undisputed statutory dues including Provident Fund, Investor Education and Protection Fund, Employees' State Insurance, Income Tax, Sales Tax, Wealth Tax, Service Tax, Custom Duty, Excise Duty, Cess and other statutory dues with the appropriate authorities. According to the information and explanations given to us no undisputed statutory dues as above were outstanding as at 31st March, 2008 for a period of more than 6 months from the date they became payable.

(b) According to the information and explanations given to us, the dues of Sales Tax, Income Tax,Customs Duty, Wealth Tax, Excise Duty, Service Tax and Cess which have not been deposited on account of any dispute and the forum where the dispute is pending as on 31st March, 2008 are as under:

Name of the Statute	Nature of the Dues	Amount (Rs. in Millions)	Periods to which the amount relates	Forum where pending
Sales Tax Laws	Sales Tax	14.97	1986-87, 1989-90 and 1990-91	The High Court
		388.68	1999-00 ,2000-01, 2003-04, 2004-05 and 2007- 08	Tribunal
		289.32	1976-77,1977-78, 1983-84, 1987-88, 1989-90 1990-91, 1991-92, 1995-96, 1996-97, 1997-98, 1998-99, 1999-00, 2000-01, 2001-02, 2002-03, 2003-04, 2004 -05	Asst. Commissioner / Commissioner
Central Excise Act, 1944	Excise Duty	1,553.06	2000-01, 2001-02 and 2002-03	The Supreme Court
		246.73	1983-84, 1992-93 and 1994-95	The High Court
		172.43	1988-89, 1989-90, 1993-94, 1997-2008	Tribunal
		28.56	1987-88,2000-01, 2001-02 and 2002-03	Asst. Commissioner/ Commissioner, Revisionary Authorities level
Customs Act, 1962	Customs Duty	518.27	2004-05, 2005-06, 2006-07 and 2007-08	Commissioner/Revisionary Authorities level
Finance Act, 1994	Service Tax	39.00	1997-98,1998-99,1999-00,2004-05, 2005-06 and 2006-07	Tribunal
		1.21	2005-06 and 2007-08	Asst. Commissioner/ Commissioner, Revisionary Authorities Level
Adhosanrachna Vikas Evam Parayavaran Upkar Adhiniyam, 2005	Chhattisgarh Development and Environment Cess	2.82	2007-08	The High Court
Shaktinagar Special Area Development Authority	Cess on Coal	39.68	1997-98	The High Court

X The Company does not have any accumulated losses and has not incurred cash losses in the current financial year and in the immediately preceding financial year.

XI The Company has not defaulted in repayment of dues to Financial Institutions or Banks or Debenture holders.

XII According to the information and explanations given to us, the Company has not granted any loans or advances on the basis of security by way of pledge of Shares, Debentures and other Securities.

XIII The Company is not a chit fund or a nidhi/mutual benefit fund/ society.

XIV The Company is not in the business of dealing or trading in shares. The Company has maintained proper records of transactions and contracts in respect of Shares, Securities, Debentures and other Investments and timely entries have been made therein. The Shares, Securities, Debentures and other Investments have been held by the Company, in its own name except to the extent of exemption, granted under section 49 of the Companies Act, 1956.

XV In our opinion and according to the information and explanations given to us, the terms and conditions on which the Company has given corporate guarantees for loans taken by its Subsidiaries and Joint Ventures from Banks and Financial Institutions (including foreign banks) are not prima facie prejudicial to the interest of the Company.

XVI Based on information and explanations given to us by the management, term loans were applied for the purpose for which the loans were obtained though unutilized funds which were not required for immediate use for capital expenditure have been temporarily invested in securities/bank deposit.

XVII According to the information and explanations given to us and on the basis of our overall examination of the Balance Sheet and Cash Flow Statement, we report that no funds raised on short term basis have been used for long term investment of the Company.

XVIII During the year under Audit, the Company has made preferential allotment of equity shares and has also made preferential allotments of warrants to a Company covered in the register maintained under section 301 of the Companies Act, 1956. The price at which the shares/warrants have been issued has been determined as per the Securities And Exchange Board of India (Disclosure and Investor Protection) Gudeline,2000, which in our opinion, is not prejudicial to the interest of the Company.

XIX On the basis of records made available to us, the Company has created Securities in respect of Debenture issued/ outstanding during the year.

XX The Company has made Rights Issue during the earlier year and received call money during the year. The end use of money received as above has been disclosed in note no 19 to Schedule 20 on notes to accounts and the same has been verified by us.

XXI Based upon the audit procedures performed and on the basis of information and explanations provided by the management, we report that no fraud, on or by the Company has been noticed or reported during the year.

Camp: Mumbai
Dated: The 20th day of June, 2008

1-B, Old Post Office Street,
Kolkata-700 001

For SINGHI & CO.,
Chartered Accountants

RAJIV SINGHI
Partner
Membership No. 53518

BALANCE SHEET AS AT 31ST MARCH, 2008

(Rs. in Million)

	Schedule	As at 31st March, 2008	As at 31st March, 2007
SOURCES OF FUNDS			
SHAREHOLDERS' FUNDS			
Share Capital	'1'	1,226.48	1,043.25
Share Capital Suspense		4.06	—
Share Warrants		1,390.96	—
Reserves and Surplus	'2'	171,736.65	123,137.12
		174,358.15	124,180.37
LOAN FUNDS			
Secured Loans	'3'	62,054.23	64,102.03
Unsecured Loans	'4'	21,231.61	9,490.33
		83,285.84	73,592.36
DEFERRED TAX LIABILITY (NET)		13,236.74	11,258.01
	TOTAL	270,880.73	209,030.74
APPLICATION OF FUNDS			
FIXED ASSETS			
Gross Block	'5'	126,084.59	112,526.55
Less : Depreciation		46,368.07	40,563.25
Less : Impairment		1,623.15	1,896.21
Net Block		78,093.37	70,067.09
Capital Work-in-Progress		11,198.69	14,764.25
		89,292.06	84,831.34
INVESTMENTS	'6'	141,079.86	86,753.17
CURRENT ASSETS, LOANS AND ADVANCES			
Inventories	'7'	50,979.06	43,153.14
Sundry Debtors	'8'	15,650.22	15,045.02
Cash and Bank Balances	'9'	1,469.77	6,654.96
Other Current Assets	'10'	623.04	1,188.08
Loans and Advances	'11'	9,794.60	11,742.20
		78,516.69	77,783.40
Less :			
CURRENT LIABILITIES AND PROVISIONS			
Current Liabilities	'12'	28,947.79	27,527.44
Provisions	'13'	9,060.09	12,841.41
		38,007.88	40,368.85
NET CURRENT ASSETS		40,508.81	37,414.55
MISCELLANEOUS EXPENDITURE (to the extent not written off or adjusted)	'14'	—	31.68
	TOTAL	270,880.73	209,030.74

Significant Accounting Policies and Notes on Accounts '20'

As per our report annexed.

For SINGHI & CO.
Chartered Accountants

RAJIV SINGHI
Partner
Membership No. 53518

Camp: Mumbai
Dated: The 20th day of June, 2008

S. Talukdar
Executive President & CFO

Anil Malik
Company Secretary

For and on behalf of the Board

Kumar Mangalam Birla – *Chairman*
D. Bhattacharya – *Managing Director*
M. M. Bhagat – *Director*

PROFIT & LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2008

(Rs. in Million)

INCOME	Schedule	For the year ended 31st March, 2008	For the year ended 31st March, 2007
Gross Sales and Operating Revenues	'15'	210,219.31	199,200.86
Less: Excise Duty		18,209.04	16,070.98
Net Sales and Operating Revenues		192,010.27	183,129.88
Other Income	'16'	4,929.37	3,700.69
		196,939.64	186,830.57
EXPENDITURE			
(Increase)/ Decrease in Stocks	'17'	(1,370.26)	(4,425.17)
Trade Purchases		925.18	230.19
Manufacturing and Other Expenses	'18'	158,444.27	147,175.00
Interest and Finance Charges	'19'	2,806.30	2,423.88
Depreciation		5,878.09	5,528.02
Impairment		—	852.40
		166,683.58	151,784.32
PROFIT BEFORE TAX		30,256.06	35,046.25
Provision for Current Tax		6,063.56	9,841.00
Provision for Deferred Tax		875.79	(551.00)
Provision for Fringe Benefit Tax		114.00	113.00
Tax adjustment for earlier years (Net)		(5,406.68)	—
NET PROFIT		28,609.39	25,643.25
Balance brought forward from Previous year		1,000.00	550.00
Balance brought forward from Amalgamating Company		(15.62)	—
Transfer from Debenture Redemption Reserve		1,721.70	1,450.00
BALANCE AVAILABLE FOR APPROPRIATIONS		31,315.47	27,643.25
APPROPRIATIONS			
Debenture Redemption Reserve		50.00	186.82
Dividend on Preference Shares		0.24	—
Dividend Tax on Preference Shares		0.04	—
Interim Dividend on Equity Shares		—	1,773.44
Tax on Interim Dividend		—	248.72
Proposed Dividend on Equity Shares		2,268.93	—
Tax on Proposed Dividend		385.60	—
Transfer to General Reserve		25,610.66	24,434.27
Balance Carried to Balance Sheet		3,000.00	1,000.00
		31,315.47	27,643.25
Earnings per Share (EPS):			
Basic EPS (in Rs.)		24.51	25.52
Diluted EPS (in Rs.)		24.38	25.52
Basic EPS before Tax adjustment for earlier years (in Rs.)		19.88	25.52
Diluted EPS before Tax adjustment for earlier years (in Rs.)		19.77	25.52
Significant Accounting Policies and Notes on Accounts	'20'		

As per our report annexed.

For SINGHI & CO.
Chartered Accountants

RAJIV SINGHI
Partner
Membership No. 53518

Camp: Mumbai
Dated: The 20th day of June, 2008

S. Talukdar
Executive President & CFO

Anil Malik
Company Secretary

For and on behalf of the Board

Kumar Mangalam Birla – *Chairman*
D. Bhattacharya – *Managing Director*
M. M. Bhagat – *Director*

CASH FLOW STATEMENT FOR THE YEAR ENDED MARCH 31, 2008

(Rs. in Million)

	Year ended March 31, 2008	Year ended March 31, 2007
A. CASH FLOW FROM OPERATING ACTIVITIES		
Net profit before Tax	30,256.06	35,046.25
Adjustment for :		
Interest and Finance charges	2,806.30	2,423.88
Depreciation	5,878.09	5,528.02
Impairment	—	852.40
Unrealized Foreign Exchange Gain/Loss (Net)	120.60	(198.37)
Employee Stock Option	21.29	—
Provisions/Provisions written-back (Net)	(566.53)	(33.76)
Miscellaneous expenditure written off	36.16	40.04
Provision/(write back) for diminution in carrying cost of Investments (Net)	122.18	(3.78)
Investing Activities (Net)	(5,002.60)	(3,488.20)
Operating profit before working capital changes	33,671.55	40,166.48
Changes in working Capital:		
Change in Inventories	(7,727.26)	(2,202.26)
Change in Trade and other Receivables	269.09	(4,563.55)
Change in Trade Payables	1,761.95	5,580.37
Cash generation from Operation	27,975.33	38,981.04
Payment under VRS	(3.23)	(11.72)
Payment of Direct Taxes	(6,573.66)	(5,603.73)
Net Cash Generated/(used) - Operating Activities	**21,398.44**	**33,365.59**
B. CASH FLOW FROM INVESTMENT ACTIVITIES		
Purchase of Fixed Assets	(9,090.14)	(13,536.41)
Sale of Fixed Assets	212.54	63.96
Purchase/Sale of shares of Subsidiaries (Net)	(31,362.52)	(21.00)
Purchase/Sale of Investments (Net)	(21,244.11)	(46,072.94)
Loans/Repayment of Advances & Loans from Subsidiaries (Net)	1,662.55	(851.31)
Interest received	1,328.37	1,689.09
Dividend received	4,868.34	2,365.37
Net Cash Generated/(used) - Investing Activities	**(53,624.97)**	**(56,363.24)**
C. CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from issue of shares and warrants (net of expenses)	24,237.13	5,528.68
Proceeds/Repayment of Long Term Borrowings (net)	(568.29)	34,846.45
Proceeds/Repayment of Short Term Borrowings (net)	10,208.38	(10,194.82)
Interest and Finance Charges	(6,678.38)	(5,795.22)
Dividend paid (including Dividend Tax)	—	(4,494.66)
Net Cash Generated/(used) - Financing Activities	**27,198.84**	**19,890.43**
Net Increase/(Decrease) in Cash and Cash Equivalents	(5,027.69)	(3,107.22)
Add : Opening Cash and Cash Equivalents	6,412.11	9,519.33
Cash acquired on Amalgamation	9.41	—
Closing Cash and Cash Equivalent	**1,393.83**	**6,412.11**

Notes:

1 Closing cash and cash equivalents represent "Cash and Bank Balances" except Rs. 75.94 million lying in designated account with scheduled banks on account of unclaimed Dividend/ Fractional coupons of Shares, which are not available for use by the Company.

2 Figures for the previous year have been regrouped / rearrranged wherever found necessary.

As per our report annexed.
For SINGHI & CO.
Chartered Accountants

RAJIV SINGHI
Partner
Membership No. 53518

Camp: Mumbai
Dated: The 20th day of June, 2008

S. Talukdar
Executive President & CFO

Anil Malik
Company Secretary

For and on behalf of the Board

Kumar Mangalam Birla — *Chairman*
D. Bhattacharya — *Managing Director*
M. M. Bhagat — *Director*

SCHEDULES FORMING PART OF THE BALANCE SHEET

(Rs. in Million)

SCHEDULE '1'	Nos. 31st March, 2008	Nos. 31st March, 2007	As at 31st March, 2008	As at 31st March, 2007
SHARE CAPITAL				
Authorised				
Equity Shares of Re.1/- each.	1,450,000,000	1,450,000,000	1,450.00	1,450.00
14% Redeemable Cumulative Preference Shares of Rs. 100/- each	—	500,000	—	50.00
Redeemable Cumulative Preference Shares of Rs. 2/- each (pursuant to the Scheme of Amalgamation, refer Note No. 23 in Schedule '20')	25,000,000	—	50.00	—
			1,500.00	1,500.00
Issued				
Equity Shares of Re.1/- each	1,227,190,692	1,159,329,501	1,227.19	1,159.33
			1,227.19	1,159.33
Subscribed and Paid-up				
Equity Shares of Re.1/- each fully paid-up	1,227,190,692	927,808,470	1,227.19	927.81
Equity Shares of Re.1/- each (Called & paid-up of Re. 0.50 each)	—	231,521,031	—	115.76
			1,227.19	1,043.57
Less: Face value of Shares forfeited	60,500	60,500	0.06	0.06
			1,227.13	1,043.51
Add: Forfeited Shares Account (Amount Paid-up)			0.03	0.03
			1,227.16	1,043.54
Less: Calls-in-Arrears			0.68	0.29
			1,226.48	1,043.25

Note:

1. **Subscribed and Paid-up Equity Share Capital include:**

   (i) 491,766,770 (Previous year 491,766,770) Equity Shares of Re. 1/- each fully paid-up allotted as fully paid-up Bonus Shares by Capitalisation of General Reserve and Capital Redemption Reserve.

   (ii) 6,000,000 (Previous year 6,000,000) Equity Shares of Re. 1/- each fully paid-up allotted pursuant to a contract for consideration other than cash.

   (iii) 187,678,350 (Previous year 187,678,350) Equity Shares of Re. 1/- each fully paid-up allotted to the share holders of erstwhile Indo Gulf Corporation Limited pursuant to the Scheme of Arrangement without payment being received in cash.

   (iv) 2,995,220 (Previous year 2,995,220) Equity Shares of Re. 1/- each fully paid-up allotted to the share holders of erstwhile Indian Aluminium Company Limited pursuant to the Scheme of Arrangement without payment being received in cash.

SCHEDULES FORMING PART OF THE BALANCE SHEET

(Rs. in Million)

	As at 31st March, 2008	As at 31st March, 2007
SCHEDULE '2'		
RESERVES AND SURPLUS		
Capital Reserve		
As per last Balance Sheet	4.00	4.00
Add: Balance brought forward from Amalgamating Company	0.33	—
Add: On Amalgamation (refer Note No. 23 in Schedule '20')	0.13	—
	4.46	4.00
Capital Redemption Reserve		
As per last Balance Sheet	1,007.59	1,007.59
Add: Balance brought forward from Amalgamating Company	4.00	—
	1,011.59	1,007.59
Securities Premium Account		
As per last Balance Sheet	20,018.11	14,547.02
Add: Amount recived on Rights Issue	10,994.21	5,471.09
Add: Amount recived on Preferential Issue	11,668.73	—
	42,681.05	20,018.11
Debenture Redemption Reserve		
As per last Balance Sheet	2,496.70	3,759.88
Add: Created during the year	50.00	186.82
	2,546.70	3,946.70
Less: Transferred to Profit and Loss Account	1,721.70	1,450.00
	825.00	2,496.70
Employee Stock Options		
Employee Stock Options Outstanding	67.52	—
Less: Deferred Employee Compensation	46.23	—
	21.29	—
General Reserve		
As per last Balance Sheet	98,610.72	75,208.37
Less: Employee Benefits Adjustment (Net of Taxes)	—	1,031.92
Less: Depreciation Adjustment on Amalgamation (refer Note No. 23 in Schedule '20')	28.12	—
	98,582.60	74,176.45
Add: Transfer from Profit and Loss Account	25,610.66	24,434.27
	124,193.26	98,610.72
Profit and Loss Account Balance	3,000.00	1,000.00
	171,736.65	123,137.12
SCHEDULE '3'		
SECURED LOANS		
Debentures	3,500.00	10,386.80
Loans from Banks	58,554.01	53,617.10
Other Loans	0.22	98.13
	62,054.23	64,102.03
SCHEDULE '4'		
UNSECURED LOANS		
Fixed Deposits	30.89	117.52
Short Term Loans:		
From Banks	18,787.89	6,931.72
Other Loans:		
From Banks	2,243.56	2,243.56
From Others	169.27	197.53
	21,231.61	9,490.33

SCHEDULE '5'
FIXED ASSETS

(Rs. in Million)

	ORIGINAL COST					DEPRECIATION					IMPAIRMENT				NET BOOK VALUE	
	As at 31st March, 2007	Addition on Amalgamation	Additions/ Adjustments	Deductions	As at 31st March, 2008	As at 31st March, 2007	Addition on Amalgamation	Additions/ Adjustments	Deductions	As at 31st March, 2008	As at 31st March, 2007	Additions/ Adjustments	Deductions	As at 31st March, 2008	As at 31st March, 2008	As at 31st March, 2007
A. Tangible Assets																
Mining Rights	284.47	–	–	–	284.47(a)	140.29	–	7.38	–	147.67	–	–	–	–	136.80	144.18
Leasehold Land	574.31	–	–	–	574.31(b)	43.26	–	6.91	–	50.17	–	–	–	–	524.14	531.05
Freehold Land	437.97	1.67	279.47	3.42	715.69(c)	2.15	–	0.15	–	2.30	13.54	–	–	13.54	699.85	422.28
Buildings	10,210.09	43.97	1,176.58	74.34	11,356.30(d)	2,049.72	21.68	268.55	17.16	2,322.79	218.99	–	48.24	170.75	8,862.76	7,941.38
Plant and Machinery	96,791.62	573.26	12,349.31	925.63	108,788.56(e)	36,069.34	508.17	5,256.46	522.91	41,311.06	1,663.48	–	224.82	1,438.66	66,038.84	59,058.80
Vehicles and Aircraft	1,417.17	3.25	93.79	62.45	1,451.76	558.29	0.36	90.84	27.75	621.74	–	–	–	–	830.02	858.88
Furniture and Fittings	2,134.99	12.39	133.29	63.94	2,216.73	1,266.25	9.36	175.67	45.32	1,405.96	–	–	–	–	810.77	868.74
Railway Sidings	96.95	–	–	–	96.95	39.48	–	5.61	–	45.09	–	–	–	–	51.86	57.47
Live Stock	0.69	–	0.02	0.14	0.57	–	–	–	–	–	–	–	–	–	0.57	0.69
B. Intangible Assets																
Technological Licences	305.83	–	2.06	–	307.89(g)	154.53	–	42.76	–	197.29	–	–	–	–	110.60	151.30
Computer Software	272.46	1.36	18.94	1.40	291.36(g)	239.94	1.35	23.76	1.05	264.00	0.20	–	–	0.20	27.16	32.32
	112,526.55	635.90	14,053.46	1,131.32	126,084.59(f)	40,563.25	540.92	5,878.09	614.19	46,368.07	1,896.21	–	273.06	1,623.15	78,093.37	70,067.09
Previous Year	104,182.53	–	8,722.21	378.19	112,526.55	35,310.72	–	5,528.02	275.49	40,563.25	1,043.81	852.40	–	1,896.21		
C. Capital Work-in-Progress															11,198.69	14,764.25
															89,292.06	84,831.34

Notes:

a. Mining Rights for 20 years lease written off proportionately.

b. Leasehold Land includes land amounting Rs. 356.35 million (Previous year Rs. 356.35 million) for which registration is pending.

c. Freehold Land includes Rs. 3.04 million (Previous year Rs. 3.04 million) towards alternate land made available to State Government for acquiring right to use the forest land, ownership of which vests with the State Government of Gujarat.

d. Buildings include:

i) Rs. 4.14 million (Previous year Rs. 4.14 million) being contribution to the State Government for construction of road, the ownership of which vests with the State Government of Gujarat .

ii) Rs. 163.56 (Previous year Rs. 163.56 million) million towards rights to occupy and use of certain premises for which the Company has invested Rs. 131.81 million (Previous year Rs. 131.81 million) in Shares & Debentures of a company.

iii) Rs. 16.38 million (Previous year Rs. 32.90 million) being cost of ownership flats/ offices in Co-operative Societies.

e. Plant & Machinery include Rs. 340.07 million (Previous year Rs. 340.07 million) and Rs. 118.43 million (Previous year Rs. 118.43 million) being contribution to the State Government for laying the water pipeline and power lines respectively, the ownership of which vests with the State Government of Gujarat.

f. Assets held under Co-ownership - Freehold Land Rs. 524.45 million (Previous year Rs. 246.38 million), Buildings Rs. 481.03 million (Previous year Rs. 494.84 million), Plant & Machinery Rs. 41.90 million (Previous year Rs. 41.90 million), Vehicle & Aircraft Rs. 306.58 million (Previous year Rs. 306.58 million) and Furniture & Fittings Rs. 125.21 million (Previous year Rs. 124.59 million).

g. The useful life of Technological Licences is considered 4 - 6 years and that of Computer Software is considered 2 - 3 years.

SCHEDULES FORMING PART OF THE BALANCE SHEET

(Rs. in Million)

	Face Value (Rupees)	Total Nos.	As at 31st March, 2008	As at 31st March, 2007
SCHEDULE '6'				
INVESTMENTS				
A. LONG TERM INVESTMENTS				
1. UNQUOTED				
a. Trade				
i. Shares in Subsidiary Companies - Fully paid-up				
Equity Shares of Dahej Harbour & Infrastructure Limited	10	50,000,000	500.00	500.00
Common Shares of Birla Resources Pty Limited	—	650,000	17.89	17.89
Equity Shares of Utkal Alumina International Limited (refer Note No. 24 (a) in Schedule '20')	10	553,242,340	6,635.12	800.59
Equity Shares of Minerals & Minerals Limited (including 606 Equity Shares held jointly with nominees)	10	50,000	1.66	1.66
Equity Shares of Indian Aluminium Company Limited (during the year amalgamated with the Company, refer Note No. 23 in Schedule '20')	2	—	—	138.32
Equity Shares of Hindalco-Almex Aerospace Limited (18,900,000 Equity Shares subscribed during the year)	10	21,000,000	210.00	21.00
Common Shares of AV Metals Inc (Amount Nil; Previous year CAD 1.00) (refer Note No. 21 in Schedule '20')	—	—	—	
Common Shares of A V Minerals (Netherlands) B.V. (subscribed during the year, refer Note No. 21 in Schedule '20')	Euro 1,000	277,614	16,105.35	—
Equity Shares of Tubed Coal Mines Limited (subscribed during the year, refer Note No. 24 (d) in Shedule '20')	10	1,170,000	11.70	—
Equity Shares of East Coast Bauxite Mining Company Private Limited (subscribed during the year refer Note No. 24 (e) in Schedule '20')	10	7,600	0.07	—
ii. Shares in Subsidiary Company - Partly paid-up				
Common Shares of A V Minerals (Netherlands) B.V. (subscribed during the year, refer Note No. 21 in Schedule '20')	Euro 1,000	200,000	9,221.85	—
b. Other than Trade				
i. Shares in Subsidiary Companies- Fully paid-up				
Equity Shares of Renuka Investments & Finance Limited (including 10 Equity Shares held jointly with nominees)	10	9,250,000	92.50	92.50
15% Redeemable Cumulative Preference Shares of Renuka Investments & Finance Limited	100	150	0.02	0.02
Equity Shares of Renukeshwar Investments & Finance Limited (including 10 Equity Shares held jointly with nominees)	10	4,795,000	47.95	47.95
15% Redeemable Cumulative Preference Shares of Renukeshwar Investments & Finance Limited	100	150	0.02	0.02
Equity Shares of Lucknow Finance Company Limited	10	12,002,500	120.03	120.03
Equity Shares of Indal Exports Limited	10	140,000	1.40	1.40
Equity Shares of Suvas Holdings Limited	10	188,700	1.89	1.89
ii. Other Shares, Debentures and Bonds- Fully paid-up				
Ordinary Shares of Birla International Limited	CHF 100	2,500	5.29	5.29
Equity Shares of Ganesh Krupa Co-operative Housing Society Limited (Amount Rs. 500.00; Previous year Rs. 1,000.00)	50	10		
Equity Shares of Ivory Tower Premises Co-operative Housing Society Limited (Amount Nil; Previous year Rs. 250.00)	50	—	—	
Equity Shares of Sanjana Cryogenic Limited	10	780,000	31.20	31.20
Equity Shares of Mahan Coal Limited	10	2,375,000	23.75	23.75
Equity Shares of Aditya Birla Science & Technology Company Limited	10	9,800,000	98.00	98.00
5.25% Cumulative Redeemable Preference Shares of Aditya Birla Health Services Limited	100	2,500,000	250.00	250.00
Non-Convertible Debentures of DSP Merrill Lynch Capital Limited (interest linked to Nifty index and due on maturity)	100	1,000,000	101.00	—
Carried Over ...			33,476.69	2,151.51

SCHEDULES FORMING PART OF THE BALANCE SHEET

(Rs. in Million)

SCHEDULE '6' (Cont'd...) INVESTMENTS (Cont'd...)	Face Value (Rupees)	Total Nos.	As at 31st March, 2008	As at 31st March, 2007
Brought forward ...			33,476.69	2,151.51
2. QUOTED				
a. Trade				
i. Shares in Subsidiary Companies- Fully paid-up				
Equity Shares of Bihar Caustic & Chemicals Limited	10	12,004,987	124.55	124.55
Common Shares of Aditya Birla Minerals Limited	—	159,820,001	4,807.63	4,807.63
b. Other than Trade				
i. Government Securities				
11.40% GOI Stock 2008 (refer Note No. 18 in Schedule '20')	50,000,000	1	55.08	55.08
8.30% Fertilizer Companies' GOI Special Bonds - 2023 #	10,000	22,000	220.00	—
7.95% Fertilizer Companies' GOI Special Bonds - 2026 #	10,000	10,259	102.59	—
ii. Other Shares, Debentures and Bonds- Fully paid-up				
Equity Shares of National Aluminium Company Limited (246,136 Equity Shares sold during the year)	10	7,166,851	752.02	777.85
Equity Shares of Aditya Birla Nuvo Limited	10	8,650,412	1,271.06	1,271.06
Equity Shares of Grasim Industries Limited	10	2,299,059	850.40	850.40
Equity Shares of IDEA Cellular Limited	10	228,340,226	2,283.40	2,283.40
Equity Shares of SBI Home Finance (sold during the year)	10	—	—	0.83
6.75% Tax Free US 64 Bonds of Unit Trust of India (refer Note No. 18 in Schedule '20')	100	140,200	14.02	14.02
7.25% Redeemable Taxable Non-Convertible bonds of HDFC Limited	1,000,000	500	492.42	492.42
7.90% Corporation Bank Bonds	1,000,000	300	300.00	300.00
5.00% NABARD Tax Free Bonds 2008	10,000	3,100	30.46	30.46
9.20 % HDFC Bank Bonds	1,000,000	349	358.67	358.67
iii. Units of Mutual Funds				
Units of Mutual Funds	10	2,000,000	20.00	20.00
Less: Provision for Diminution in carrying cost of Long Term Investments			(5.36)	(9.41)
			45,153.63	13,528.47
B. CURRENT INVESTMENTS				
1. UNQUOTED				
a. Other than Trade				
i. Units of Mutual Funds				
Units of Debt Schemes of various Mutual Funds *		9,113,906,751	95,926.23	73,224.70
			141,079.86	86,753.17
Aggregate Book Value:				
Unquoted Investments			129,402.92	75,376.21
Quoted Investments			11,676.94	11,376.96
			141,079.86	86,753.17
Aggregate Market Value of Quoted Investments			57,956.75	51,592.79

 # Received against Fertilizer Subsidy.

** During the year the Company has purchased and sold 45,107,830,374 Units (Previous year 24,938,028,196 Units) of Debt Schemes of various Mutual Funds.*

SCHEDULES FORMING PART OF THE BALANCE SHEET

	As at 31st March, 2008	(Rs. in Million) As at 31st March, 2007
SCHEDULE '7'		
INVENTORIES		
Stores and Spare-parts	2,457.34	2,405.60
Coal and Fuel	965.47	950.08
Raw Materials (including Rs. 1,471.06 million offset hedging cost)	19,489.36	13,190.59
Work-in-Process	25,234.92	24,649.04
Finished Goods	2,551.81	1,726.62
Excise Duty on Stock	280.16	231.21
	50,979.06	43,153.14
SCHEDULE '8'		
SUNDRY DEBTORS		
(Unsecured unless otherwise stated)		
Exceeding six months:		
Considered Good (including Rs. 8.57 million secured, Previous year Rs. 7.31 million)	585.68	698.46
Considered Doubtful	198.82	199.03
Others:		
Considered Good (including Rs. 59.73 million secured, Previous year Rs. 53.93 million)	15,064.54	14,346.56
	15,849.04	15,244.05
Less: Provision for doubtful debts	198.82	199.03
	15,650.22	15,045.02
SCHEDULE '9'		
CASH AND BANK BALANCES		
Cash balance on hand	3.56	3.13
Cheques and Drafts in hand	241.04	725.69
Balance with Scheduled Banks:		
In Current Accounts	1,053.18	1,143.06
In Call Account	12.30	2.42
In Deposit Account	159.32	4,780.46
Balance with Others:		
In Current Accounts (with Municipal Co-operative Bank Limited, Mumbai, maximum balance at any time during the year Rs. 0.50 million; Previous year Rs. 0.71 million)	0.37	0.20
	1,469.77	6,654.96
SCHEDULE '10'		
OTHER CURRENT ASSETS		
Accrued Interest		
On Investments	20.48	13.54
On Inter Corporate Deposits and Deposit in Banks	18.07	173.65
On Others	49.42	43.12
Accrued Export and other Incentives	535.07	957.77
	623.04	1,188.08

SCHEDULES FORMING PART OF THE BALANCE SHEET

	As at 31st March, 2008	(Rs. in Million) As at 31st March, 2007
SCHEDULE '11'		
LOANS AND ADVANCES		
(Unsecured considered good unless otherwise stated)		
Advances recoverable in cash or in kind or for value to be received and/ or to be adjusted (including doubtful of Rs. 43.49 million, Previous year Rs. 4.43 million)	7,303.35	7,204.39
Advance and Loans to Subsidiaries	133.34	1,795.96
Balance with Customs, Port Trusts, Excise etc.	1,492.14	1,538.98
Inter Corporate Deposits	521.25	858.35
Trident Trust (refer Note No. 14 (v) in Schedule '20')	344.52	344.52
	9,794.60	11,742.20
SCHEDULE '12'		
CURRENT LIABILITIES		
Sundry Creditors	20,386.63	23,080.20
Subsidiary Companies	6,504.43	1,445.56
Customers' Credit Balances and Advances against orders	1,383.44	1,526.50
Investor Education and Protection Fund shall be credited by the following:		
Unpaid Dividends	70.19	234.50
Unpaid Application/Call Money due for refund	3.45	4.01
Unpaid Matured Deposits	0.35	0.47
Interest accrued on above	0.18	0.70
Other Liabilities	264.84	626.73
Interest accrued but not due on Debentures, Loans and Deposits	334.28	608.77
	28,947.79	27,527.44
SCHEDULE '13'		
PROVISIONS		
Taxation (Net)	3,957.55	10,789.78
Dividends	2,269.17	—
Tax on Dividends	385.64	—
Employee Benefits	2,270.25	1,874.16
Other Provisions (including Rs. 145.00 million refer Note No. 3 (II) in Schedule '20')	177.48	177.47
	9,060.09	12,841.41
SCHEDULE '14'		
MISCELLANEOUS EXPENDITURE		
(To the extent not written off or adjusted)		
Compensation under VRS	—	31.68
	—	31.68

SCHEDULES FORMING PART OF THE PROFIT AND LOSS ACCOUNT

(Rs. in Million)

SCHEDULE '15' GROSS SALES AND OPERATING REVENUES	Tonnes 2007-08	Tonnes 2006-07	For the year ended 31st March, 2008	For the year ended 31st March, 2007
A. Sales:				
Hydrate and Alumina (Standard Metallurgical & Specials)	259,627	299,762	5,941.48	7,316.61
Aluminium Ingots/Billets	150,649	137,975	16,731.45	17,226.86
Aluminium Rolled Products	179,842	170,467	24,611.55	25,461.88
Aluminium Extruded Products	43,070	38,480	6,492.76	6,135.17
Aluminium Redraw Rods	71,769	69,067	8,449.39	9,150.07
Aluminium Foils	27,788	25,366	5,766.39	5,430.00
Aluminium Wheels	Pcs. 173,537	Pcs. 188,772	370.62	403.11
Continuous Cast Copper Rods	138,543	109,700	46,144.56	35,603.10
Copper Cathodes	180,668	181,093	55,922.59	57,356.81
Sulphuric Acid	765,167	559,033	1,603.26	484.32
DAP & Complexes	148,250	220,935	2,630.88	3,480.89
Gold	9.176	10.484	8,556.49	9,438.33
Silver	53.473	48.716	990.91	892.64
Miscellaneous			4,878.46	2,210.90
Net Sales			189,090.79	180,590.69
Excise Duty			18,209.04	16,070.98
Gross Sales			207,299.83	196,661.67
B. Operating Revenues:				
Export and Other Incentives			2,137.05	2,180.97
Miscellaneous Receipts and Claims			782.43	358.22
			2,919.48	2,539.19
			210,219.31	199,200.86

SCHEDULES FORMING PART OF THE PROFIT AND LOSS ACCOUNT

(Rs. in Million)

	For the year ended 31st March, 2008	For the year ended 31st March, 2007
SCHEDULE '16'		
OTHER INCOME		
Rent Received	34.56	30.34
Profit/(Loss) on Fixed Assets sold/ discarded (Net)	(31.52)	(38.74)
Income from Investments*		
Income from Current Investments		
Dividend	3,299.27	1,329.57
Profit/(Loss) on sale of Investments (Net)	195.33	277.26
Changes in carrying amount of Investments (Net)	(126.23)	6.29
Income from Long Term Investments		
Interest	107.26	81.25
Dividend (including Rs. 18.01 million from Trade Subsidiary; Previous year Rs. 12.00 million)	69.41	334.71
Profit/(Loss) on sale of Investments (Net)	459.79	233.98
(Diminution)/ write back in carrying cost of Investments (Net)	4.05	(2.51)
Interest on Inter Corporate Deposits and Deposit in Banks *	49.96	218.41
Interest from Others* (including Rs. 387.34 million from Income Tax Department; Previous year Rs. 715.90 million)	853.10	1,051.76
Miscellaneous Income	14.39	178.37
	4,929.37	3,700.69

** Tax deducted at source on Interest Received Rs. 132.03 million (Previous year Rs. 178.24 million).*

SCHEDULE '17'		
(INCREASE)/DECREASE IN STOCKS		
Opening Stocks		
Work-in-Process	24,649.04	20,576.53
Finished Goods	1,957.83	1,591.46
Add: Stock of Amalgamating Company		
Work-in-Process	28.05	-
Finished Goods	13.99	-
	26,648.91	22,167.99
Less: Closing Stocks:		
Work-in-Process	25,234.92	24,649.04
Finished Goods	2,831.97	1,957.83
	28,066.89	26,606.87
	(1,417.98)	(4,438.88)
Less: Change in Excise Duty on Stock	(47.72)	(13.71)
	(1,370.26)	(4,425.17)

SCHEDULES FORMING PART OF THE PROFIT AND LOSS ACCOUNT

	Tonnes 2007-08	Tonnes 2006-07	For the year ended 31st March, 2008	For the year ended 31st March, 2007
SCHEDULE '18'				
MANUFACTURING AND OTHER EXPENSES				
Raw Materials Consumed				
Copper Concenterate	1,129,849	1,013,200	105,464.12	95,680.07
Bauxite (including cost of own production)	3,498,193	3,513,421	3,718.75	3,866.84
Aluminium Fluoride	5,866	6,285	342.27	357.71
Caustic Soda	137,523	137,369	2,482.63	2,556.93
Calcined Petroleum Coke	168,286	171,095	2,777.07	2,618.56
Rock Phosphate	276,310	366,489	1,074.06	1,348.64
Ammonia	34,033	46,256	456.20	695.38
Pitch	40,977	46,053	930.01	1,313.64
Other Materials			3,272.07	2,681.17
Power and Fuel (including cost of own generation)			19,108.32	18,486.21
Payments to and Provisions for Employees				
Salaries, Wages and Bonus			4,703.28	4,144.32
Contribution to Provident and other Funds			858.45	437.06
Employees Welfare			650.49	614.43
Other Expenses				
Consumption of Stores and Spare-parts			3,423.87	3,599.73
Repairs to Buildings			233.10	197.46
Repairs to Machinery			1,159.00	1,115.27
Rates and Taxes			81.93	102.22
Rent			162.96	178.03
Insurance			390.20	379.19
Auditors' Remuneration			21.00	14.38
Research and Development			34.30	38.48
Discount on Sales			140.37	123.58
Commission on Sales			221.16	293.48
Freight and Forwarding (Net)			2,744.50	2,521.17
Doubtful Debts Provision/ (written back) (Net)			(0.21)	61.63
Bad Debts written off			4.31	9.49
Donation (including Rs. 6.00 million to General Electrol Trust for Political purposes)			412.83	109.75
Directors' Fees			0.35	0.50
Directors' Commission			98.45	100.00
Miscellaneous Expenditure written off			36.16	40.04
Provisions/ Liability no longer required written back (Net)			(570.72)	(95.39)
Miscellaneous			4,012.99	3,585.03
			158,444.27	147,175.00

	For the year ended 31st March, 2008	For the year ended 31st March, 2007
SCHEDULE '19'		
INTEREST AND FINANCE CHARGES		
Interest on Debentures and other Fixed Loans	4,842.79	2,863.38
Interest on Others (including Rs. 322.66 million to Income Tax Department; Previous year Rs. Nil)	1,106.83	694.06
Other Finance Charges	454.28	617.20
	6,403.90	4,174.64
Less: Interest Capitalised	3,597.60	1,750.76
	2,806.30	2,423.88

SCHEDULES

SCHEDULE '20'

SIGNIFICANT ACCOUNTING POLICIES & NOTES ON ACCOUNTS

A SIGNIFICANT ACCOUNTING POLICIES

1. **Accounting Convention**

   The financial statements are prepared under the historical cost convention, on an accrual basis and in accordance with the generally accepted accounting principles in India, the applicable mandatory Accounting Standards as notified by the Companies (Accounting Standard) Rules, 2006 and the relevant provisions of the Companies Act, 1956 of India.

2. **Use of Estimates**

   The preparation of financial statements require estimates and assumptions to be made that affect the reported amount of assets and liabilities on the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Difference between the actual results and estimates are recognized in the period in which the results are known / materialized.

3. **Fixed Assets**

   (a) Tangible Assets are stated at cost less accumulated depreciation and impairment loss, if any. Cost comprises of purchase price and any attributable cost of bringing the assets to its working condition for its intended use.

   (b) Intangible Assets are stated at cost less accumulated amortization. Cost includes any directly at tributable expenditure on making the asset ready for its intended use.

   (c) Machinery spares which can be used only in connection with an item of Fixed Asset and whose use is not of regular nature are written off over the estimated useful life of the relevant asset.

4. **Depreciation and Amortization**

   (a) Depreciation on Fixed Assets has been provided using Straight Line Method at the rates and manner prescribed under Schedule VI of Companies Act, 1956 of India.

   (b) Leasehold land (including mining rights) are amortized over the period of lease on straight line basis.

   (c) Intangible assets are amortized over their estimated useful lives on straight line basis.

   (d) Depreciation on assets acquired under finance lease is spread over the lease term.

5. **Impairment**

   An asset is treated as impaired when the carrying cost of the asset exceeds its recoverable value being higher of value in use and net selling price. Value in use is computed at net present value of cash flow expected over the balance useful life of the assets. An impairment loss is recognized as an expense in the Profit and Loss Account in the year in which an asset is identified as impaired. The impairment loss recognized in prior accounting period is reversed if there has been an improvement in recoverable amount.

6. **Leases**

   Lease payments under an operating lease are recognized as expense in the statement of profit and loss account as per terms of lease agreement.

7. **Investments**

   (a) Long term Investments are carried at cost after deducting provision, if any, for diminution in value considered to be other than temporary in nature.

   (b) Current investments are stated at lower of cost and fair value.

8. **Inventories**

   (a) Inventories of stores and spare parts are valued at or below cost after providing for cost of obsolescence and other anticipated losses, wherever considered necessary.

   (b) Inventories of items other than those stated above are valued 'At cost or Net Realizable Value, whichever is lower'. Cost is generally determined on weighted average cost basis and wherever required, appropriate overheads are taken into account. Net Realizable Value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs necessary to make the sale.

   (c) Materials and other supplies held for use in the production of inventories are not written down below cost if the finished products in which they will be incorporated are expected to be sold at or above cost.

SCHEDULE '20' (Cont'd)

SIGNIFICANT ACCOUNTING POLICIES & NOTES ON ACCOUNTS (Cont'd)

9. **Foreign Currency Transactions**

Transactions in foreign currency are recorded at the rate of exchange prevailing on the date of transaction. Year-end balance of foreign currency transactions is translated at the year-end rates. Exchange differences arising on settlement of monetary items or on reporting of monetary items at rates different from those at which they were initially recorded during the period or reported in previous financial statements are recognized as income or expense in the period in which they arise.

10. **Employee benefits**

Employee benefits of short-term nature are recognized as expense as and when it accrues. Long term employee benefits (e.g. long-service leave) and post employment benefits (e.g. gratuity), both funded and unfunded, are recognized as expense based on actuarial valuation at year end which takes into account actuarial gains and losses.

11. **Revenue Recognition**

Sales revenue is recognized on transfer of significant risk and rewards of the ownership of the goods to the buyer and stated at net of trade discount and rebates. Dividend income on investments is accounted for when the right to receive the payment is established. Export incentive, certain insurance, railway and other claims where quantum of accruals can not be ascertained with reasonable certainty, are accounted on acceptance basis.

12. **Borrowing Cost**

Borrowing costs directly attributable to the acquisition or construction of qualifying assets are capitalized. Other borrowing costs are recognized as expenses in the period in which they are incurred. In determining the amount of borrowing costs eligible for capitalization during a period, any income earned on the temporary investment of those borrowings is deducted from the borrowing costs incurred.

13. **Taxation**

Provision for current income tax is made in accordance with the Income Tax Act, 1961. Deferred tax liabilities and assets are recognized at substantively enacted tax rates, subject to the consideration of prudence, on timing difference, being the difference between taxable income and accounting income that originate in one period and are capable of reversal in one or more subsequent periods. Fringe benefit tax (FBT) is accounted for on the estimated value of fringe benefits for the period as per the related provisions of the Income-tax Act.

14. **Derivative Instruments**

(a) Risks associated with fluctuations in the price of the Company's products (copper, alumina, aluminium and precious metals) are minimized by hedging on futures market. The results of metal hedging contracts /transactions are recorded at their settlement as part of raw material cost or sales as the case may be. Portion of the cash flow to the extent of underlying physical transactions having not been completed is carried in Raw Materials Inventory till the completion of the underlying physical transaction.

(b) The Company uses derivative financial instruments such as forward exchange contracts and currency swaps and options to hedge its risks associated with foreign currency fluctuations. In respect of transactions covered by Forward Exchange Contracts, the difference between the forward rate and the exchange rate at the inception of contract is recognized as income or expense over the life of the contract.

(c) Transactions covered by cross currency swap and option contracts to be settled on future dates are recognized at the year end rates of the underlying foreign currency. Effects arising out of swap contracts are being adjusted on the date of settlement.

15. **Research and Development**

Expenditure incurred during research phase are charged to revenue when no intangible asset arises from such research. Assets procured for research and development activities are generally capitalized.

16. **Government Grants**

Government Grants are recognized when there is a reasonable assurance that the same will be received. Revenue grants are recognized in the Profit and Loss Account. Capital grants relating to specific fixed assets are reduced from the gross value of the respective fixed assets. Other capital grants are credited to Capital Reserve.

17. **Provisions, Contingent Liabilities and Contingent Assets**

Provision is recognized when there is a present obligation as a result of a past event that probably requires an outflow of resources and a reliable estimate can be made of the amount of the obligation. Disclosure for contingent liability is made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. No provision is recognized or disclosure for contingent liability is made when there is a possible obligation or a present obligation and the likelihood of outflow of resources is remote. Contingent Asset is neither recognized nor disclosed in the financial statements.

(Rs. in Million)

SCHEDULE '20' (Cont'd)
B. NOTES ON ACCOUNTS (Cont'd)

		As at 31 March, 2008	As at 31 March, 2007
1.	Capital Commitments outstanding (Advance/Deposit paid Rs 6,814.17 million, previous year Rs. 1,734.37 million)	9,512.31	8,143.37
2.	Uncalled Liability on shares partly paid up	2,379.58	—
3.	(I) Contingent Liabilities not provided for in respect of:		
	(a) Claims/Disputed liabilities not acknowledged as debt:		
	Following demands are disputed by the Company and are not provided for:		
	(i) Demand notice by Asstt. Collector Central Excise Mirzapur for excise duty on power generated by company's captive power plant, Renusagar Power Co. Ltd (Since amalgamated).	91.21	91.21
	* Writ petition pending with Hon'able High Court of Delhi. Earlier demand raised was quashed by Hon'able High Court of Delhi. The amount has been sequestered in the Aluminium Regulation account. According to the terms of settlement dated 5.12.83 between the Central Govt. and the Company, this amount will be reimbursed to the Company in the event the case is decided against the Company.		
	ii) Demand of interest on past dues of the Aluminium Regulation account upto 31.12. 1987. * The demand is in dispute with Controller of Aluminium Regulation Account.	63.29	63.29
	iii) Retrospective Revision of Water Rates by UP Jal Vidyut Nigam Limited (April 1989 to June 1993 & Jan 2000 to Jan 2001). * Writ petition pending with Lucknow Bench of Hon'able High Court of Allahabad.The demand has been stayed vide order dated 11.5.2001.	40.80	40.80
	iv) Transit fees levied by Divisional Forest officer, Renukoot on coal and bauxite. * Appeal pending with Hon'able High Court of Allahabad and payment of transit fee has been stayed. According to legal opinion received by the Company, the forest department has no authority to levy such fee.	444.98	348.56
	v) M.P Transit Fee on Coal demanded by Northern Coal Fields Limited. * Writ petition pending with Hon'able High Court of Jabalpur. The Company has paid Rs 105.90 million to NCL under protest subject to the final conclusion of the writ petition.	160.53	160.53
	vi) Imposition of Cess on Coal by Shaktinagar Special Area Development Authority. * Appeal is pending before Hon'able High Court of Allahabad. Demand and levy has been stayed. According to legal opinion received by the Company, the state has no power to tax the mineral since this field is covered under Mines and Minerals Development and Regulation Act.	39.68	36.42
	vii) Demand of Royalty on Vanadium by District Mining officer, Lohardaga. * Appeal is pending with Hon'able High Court of Allahabad. The demand has been stayed on certain conditions fulfilled by the Company.	84.44	84.44
	viii) The demand of Excise Duty on gold. * Appeal is pending with Supreme Court.	1553.06	1,553.06
	ix) Demand for disallowances of depreciation claim and other claim on the leased assets by Lessor. * Matter is pending with Lessor.	180.20	180.20

(Rs. in Million)

SCHEDULE '20' (Cont'd)
B. NOTES ON ACCOUNTS (Cont'd)

		As at 31 March, 2008	As at 31 March, 2007
x)	Tax under MPGATSVA, 2005 @ 5% on basic price of coal w.e.f. 30-9-2005 by M.P. State Government. *Writ petition is being filed before the Hon'able High Court of Madhya Pradesh at Jabalpur.	268.59	167.10
xi)	Demand raised on provisional assessment for Entry Tax. * Writ petition is pending before Hon'able High Court of Allahabad and demand has been stayed while in some cases Hon'able high court has directed to pay the amount which will be deposited in the interest bearing account.	1,545.35	258.54
xii)	Demand raised on assessment under CST Act & UP Sales Tax Act. * Appeal has been filed with appropriate Authority.	404.56	94.59
xiii)	Revision of surface rent on land by Government of Jharkhand w.e.f. 16-6-2005. * Matter is in dispute at Hon'able High Court of Jharkhand.	66.98	42.29
xiv)	Demand made by Nayab Tehsildar Kusmi / Collector under Chattisgarh (Adhosanrachna Vikas evam Parayavaran Upkar Adhiniyam, 2005). * Writ petition has been filed before Hon'able High Court of Chhattisgarh at Bilaspur.	17.39	12.12
xv)	Service tax paid on GTA and BAS. * Commissioner has confirmed the demand. Appeal is being filed to CESTAT New Delhi.	20.50	—
xvi)	Demand for duty on loading and transportation charges on scrap. * Appeal has been filed with appropriate Authority.	—	13.87
xvii)	Demand for reversal of difference between duty paid and credit taken on returned material. * Appeal has been filed with appropriate Authority.	—	16.45
xviii)	CST demand on reopening of assessments for earlier years. * Appeals have been filed.	88.10	65.11
xix)	Recovery of differential duty on account of Final Assessment of different B/Es. for import under Advance Licences. *Appeal pending with Commissioner of Customs (Appeals), Ahmedabad.	—	758.14
xx)	Disallowances of Sales Tax Forms for Sales Tax Assessment year 1997-98. *Appeal is pending with Joint Commissioner (Appeal), Vadodara, Gujarat.	12.05	16.50
xxi)	Demand for Sales Tax u/s 15B for A.Y. 2001-02 & 2002-03. * Appeal is pending with J. C Appellate Authority, Baroda.	81.70	81.70
xxii)	Demand for Stamp Duty on Imported Cargo. * Matter is pending with hon'ble High Court, Ahmedabad, Gujarat.	104.93	95.40
xxiii)	Classification dispute of Aluminium Casserole. * Matter is pending with CESTAT, Ahmedabad.	52.38	—
xxiv)	Service tax on insurance policy attributable to Renusagar. * Commissioner has confirmed the demand. Appeal is being filed with CESTAT, New Delhi.	12.90	—
xxv)	Demand of Interest on differential duty on account of final assessment of Bill of Entries. * The matter is pending with Commissioner of Customs, Appeal, Ahmedabad.	517.27	—

(Rs. in Million)

SCHEDULE '20' (Cont'd)	As at 31 March, 2008	As at 31 March, 2007
B. NOTES ON ACCOUNTS (Cont'd)		
xxvi) Disallowance of CENVAT credit. * The matter is pending with CESTAT, Ahmedabad.	52.89	—
xxvii) Demand for interest on claim. * Matter is pending with arbitrator.	53.16	—
xxviii) Demand raised on assessment under CST Act and APGST Act for various years. * Appeals have been filed with appropriate authorities.	26.13	—
xxix) Other Contingent Liabilities in respect of Excise, customs, Sales Tax etc. each being for less than Rs.10 millions. * The demands are in dispute at various legal forums. * indicating uncertainties	100.85	101.33
(b) i) Bills discounted with Banks	765.88	1,004.16
ii) Corporate Guarantees outstanding (Rs.159,925 million (previous year Rs. 45 million) given on behalf of subsidiary companies). *	160,242.10	195.00
(c) The Company has received supplementary bills on account of revision in rate of power for Main Supply from the UPSEB for the period 15th May 1976 to 30th June 1980 and the same remains unprovided for as disputed by the Company.	50.10	50.10
(d) Customs duty on Capital Goods and Raw Materials imported under Advance Licence / EPCG Scheme, against which export obligation is to be fulfilled.	1,920.27	1,833.40

* Includes US$ 4 billion (Rs. 1,59,880 million) given by the Company for due performance of facility agreement entered into by one of its wholly owned subsidiary companies with the Bankers for availing loan of US$ 3.03 billion for acquisition of Novelis Inc.

(II) Provisions:

(Rs. in Million)

Nature	Opening Balance	Addition	Utilisation	Closing Balance
Excise duty on electricity	54.73	—	—	54.73
Sales tax	18.37	—	—	18.37
Others	71.90	—	—	71.90
Total	145.00	—	—	145.00

(a) The provision for excise duty and sales tax are on account of legal matters, where the company anticipates probable outflow. The amount of provision is estimated by the Company considering the facts and circumstances of each case for which cash flow will be determined on settlement of these matters.

(b) Provision for others is on account of dispute pertaining to non-supply of material to a customer.

(III) The Company has given undertakings to various Financial Institutions and Banks, as relevant, for

i) non disposal of equity shares of Bihar Caustic & Chemicals Ltd till the Institutional Loans are repaid in full in addition to finance the cost over run, if any, in respect of an on-going project of the company for which the loan has been taken.

ii) non disposal of equity shares of IDEA Cellular Ltd. till the Institutional loans are repaid in full.

4. During April 2007, the Company received a notice dated 24th March, 2007 from collector (Stamp) Kanpur, Uttar Pradesh alleging that stamp duty of Rs. 2,529.59 million is payable in view of order dated 18th November, 2002 of Hon'able High Court of Allahabad approving scheme of arrangement for merger of Copper business of Indo Gulf Corporation Limited with the Company. The Company feels that it has a strong case as there is no substantive/computation provision for levy/calculation of stamp duty on court order approving scheme of arrangement under Companies Act, 1956 within the provisions of Uttar Pradesh Stamp Act. The Company has filed a writ petition before the Hon'able High Court of Allahabad, inter alia, on the

SCHEDULE '20' (Cont'd)
B. NOTES ON ACCOUNTS (Cont'd)

above said ground and also that the properties in question are located in the state of Gujarat and thus the collector has no territorial jurisdiction.

5. Sales include own manufactured items capitalized / used Rs. 318.19 million (previous year Rs. 590.20 million) at cost (inclusive of excise duty).

6. Sale of Di-Ammonium Phosphate (DAP) and other complex fertilizers are covered under the concessional schemes for decontrolled fertilizers of the Government of India. In previous year pending claim for concession were accounted for based on current practice adopted by department of fertilizer for neutralizing the cost of input. In view of uncertainty, accounting of pending claim for concession, for which final rate has not been declared, has been done on base rate declared by the Government.

7. Export and Other Incentives under Operating Revenues in Schedule 15:-
   i) Includes Rs. 1,165.93 million (Previous year Rs. 1,748.55 million) being Sales Tax collected during the year and retained as sales tax incentive allowed by the Government of Gujarat to the units enjoying Sales Tax exemption on domestic sales.
   ii) Includes Rs. 224.62 million being benefit under Duty Free Import Entitlement Scheme received during the year in relation to export made during 2003 – 04.

8. (a) Purchase of copper concentrate is accounted for provisionally pending finalization of content in the concentrate, price and custom duty. Variations are accounted for in the year of settlement.
   (b) Sale of Continuous Cast Copper Rod and Copper Cathode is accounted for provisionally pending finalisation of price variations in the year of settlement.
   (c) Final price payable on purchase of copper concentrate for which quotational period, price and quantity was not finalized in the previous year, were realigned at year end rate based on monthly average rate for Copper and Precious Metal quoted at LME & LMBA respectively and accordingly an additional provision for Rs.546.82 million was made. During the year final price payable was settled at Rs. 1,962.66 million and additional liabilities of Rs. 1,415.84 million has been charged to raw material consumption. Further, an additional provision for Rs. 2,520.04 million was made on realignment of such class of liabilities as on 31st March 2008. Actual outflow is expected on finalization of quotational period price in the next financial year.
   (d) Final price receivable from sale of Copper for which quotational price was not finalized in previous year were realigned at year end rate based on LME rate and provisional sales for Rs. 430.87 million were accounted for. During the year final price was settled at Rs. 490.22 million and credit for further sales of Rs. 59.35 million were taken into account. As on 31st March 2008 sales of Rs. 1,975.76 million pending for price finalization were realigned at year end rate of LME and an additional sales of Rs. 161.55 million was accounted for. Actual inflow is expected on finalization of price in next financial year.

9. A part of electricity supplied by the Company, which has been treated by Uttar Pradesh Power Corporation Limited (UPPCL) as sale, has been accounted for on the basis of provisional rates. The effect of variation in the rate will be accounted for in the year in which rates are finalized by UPPCL.

10. Insurance claims under various policies / other claims are not accounted for, as the amounts are still unascertained pending the completion of assessment/ settlement of the claims.

11. Income amounting to Rs. 1,499.66 million of dividend, Rs. 175.71 million of interest and Rs. 1,325.45 million of profit on sale of investments derived from temporary deployment of surplus fund out of specific borrowing for various projects have been deducted from borrowing costs incurred.

12. a) Exchange gain / (loss) have been accounted for under respective heads of account as under:

	(Rs. in Million)	
	2007-08	**2006-07**
Sales & conversion charges	1,131.23	(180.90)
Manufacturing and Other Expenses	2,545.20	1,004.76
Interest	(446.10)	(594.76)
Total	**3,230.33**	**229.10**

SCHEDULE '20' (Cont'd)

B. NOTES ON ACCOUNTS (Cont'd)

(b) Exchange difference (loss) of Rs.1.22 million (previous year Rs. 26.68 million) in respect of un-expired period of forward cover contracts will be recognized in the profit and loss account in subsequent year.

(c) The Company has entered into cross currency swap transactions in respect of borrowing of JPY 28,143.09 million (previous year JPY 8,186.18 million) at fixed amount which will be settled on future date. The fluctuations and resultant effect in intervening period in respect of these transactions are in the party's account.

13. Tax adjustment for earlier years (net) includes write back of provision for tax resulting from change in estimation of tax liability on progress in tax assessments.

	As at 31st March, 2008	As at 31st March, 2007
14. Loans and Advances include :-		
(i) (a) Due from Officers (Maximum balance during the year Rs. 0.74 million)	0.70	0.74

(b) Payments made to Bina Power Supply Co. Limited Rs. 341.44 million (maximum balance Rs. 341.44 million) as advance against Equity Shares. The entire amount has been realized on 16th May 2008.

(ii) To Subsidiary Companies:-

(Rs. in Million)

Particulars Name of Subsidiary	As at 31st March, 2008	Maximum amount outstanding during the year
Renukeshwar Investments & Finance Limited	-	8.21
Renuka Investments & Finance Limited	-	12.85
Bihar Caustic & Chemicals Limited	130.11	252.89
Lucknow Finance Company Limited (without interest)	-	2.11
Utkal Alumina International Limited	1.49	1,296.28
Indal Exports Limited	0.13	0.13
Aditya Birla Minerals Limited	-	56.19
Birla (Nifty) Pty Limited	-	1,779.37
Birla Mt. Gordon Pty Limited	-	761.43
East Coast Bauxite Mining Company Private Limited	0.04	0.12
Hindalco-Almex Aerospace limited	0.97	190.26
Tubed Coal Mines Limited	0.60	12.00
A V Metals Inc	-	128.25
A V Minerals (Netherlands) B.V.	-	16,105.35

(iii) Inter Corporate Deposits include:

(a) Rs.152.14 million (maximum balance Rs.212.41 million) given to Aditya Birla Power Company Limited bearing interest pursuant to MOU entered into with the company for development of new projects.

(b) Rs.128.89 million (maximum balance Rs.128.89 million) given to Aditya Birla Science and Technology Company Limited, an Associate company, bearing interest.

(c) The Company is one of the promoter members of ABMCPL, a company limited by guarantee which has been formed to provide common facilities and resources to its members, with a view to optimize the benefits of specialization and minimize cost for each member. The Company is one of the participants in the common pool and shares the expenses incurred by ABMCPL and accounted for under appropriate heads.

Rs.240.22 million (maximum balance Rs.249.01 million) given to Aditya Birla Management Corporation Limited (ABMCL), a public company limited by guarantee, bearing interest. During the year under review, ABMCL has been converted into a private company limited by guarantee, thereby changing its name to Aditya Birla Management Corporation Private Limited (ABMCPL) and the said deposit made prior thereto is continuing.

(iv) Loan to employees as per Company's policy are not considered.

SCHEDULE '20' (Cont'd)

B. NOTES ON ACCOUNTS (Cont'd)

(v) Balances with Trident Trust representing 16,316,130 equity shares of Re.1/- each of the Company issued pursuant to the Scheme of Arrangement approved by the Hon'ble High Courts at Mumbai and Allahabad vide their Orders dated 31st October 2002 and 18th November 2002, respectively, to the Trident Trust, which is created wholly for the benefit of the Company and is being managed by trustees appointed by it. The tenure of the trust has been extended upto 23rd January 2017.

15. Receivables include following amounts outstanding from subsidiary companies -

(Rs. in Million)

	As at 31st March, 2008	Maximum Balance outstanding
Bihar Caustic & Chemicals Limited	24.97	54.60
Hindalco-Almex Aerospace Limited	5.65	5.65

16. Secured Loans of the Company consist of the following :

(Rs. in Million)

	As at 31st March, 2008	As at 31st March, 2007
60 Nos. 7.95% Non Convertible Debentures of Rs. 10 million each (redeemed on 15th July 2007)	-	600.00
75 Nos. 7.20% Non Convertible Debentures of Rs. 10 million each (Rs. 250 million redeemed on 23th August 2007 and Rs. 500 million redeemed on 28rd August 2007)	-	750.00
105 Nos. 6.40% Non Convertible Debentures of Rs. 10 million each (redeemed on 29th November 2007)	-	1,050.00
486,804 Nos. 6.60% Non Convertible Debentures of Rs. 1000 each (redeemed on 20th November 2007)	-	486.80
100 Nos. 6.39% Non Convertible Debentures of Rs. 10 million each redeemable on 15th September 2009	1,000.00	1,000.00
These debentures are secured by mortgage of immovable properties of Smelter and Power plant of the Company situated at Hirakud, Orissa, both present and future ranking pari-passu with existing charge holders and hypothecation of moveable properties of Hirakud Smelter and Power plant, (save and except current assets) both present and future.		
4,000 Nos. 8.70% Non Convertible Debentures of Rs. 0.5 million each (redeemed on 23rd April 2007)	-	2,000.00
2,000 Nos. 8.10% Non Convertible Debentures of Rs. 0.5 million each (redeemed on 19th July 2007)	-	1000.00
1,000 Nos. 6.20% Non Convertible Debentures of Rs. 0.5 million each (redeemed on 8th January 2008)	-	500.00
1,000 Nos. 5.95% Non Convertible Debentures of Rs. 0.5 million each (redeemed on 14th January 2008)	-	500.00
2,500 Nos. 6.50% Non Convertible Debentures of Rs. 1 million each redeemable on 6th September 2009	2,500.00	2,500.00
These debentures are secured by mortgage of immovable properties of Dahej plant, both present and future, ranking pari-passu with existing charge holders and hypothecation of the movable properties of Dahej plant, both present and future (save and except current assets).		
Total Non Convertible Debentures (A)	3,500.00	10,386.80

SCHEDULE '22' (Cont'd)

B. NOTES ON ACCOUNTS (Cont'd)

(Rs. in Million)

	As at 31st March, 2008	As at 31st March, 2007
Cash Credit and Export Credit	1,179.06	2,467.10
Working Capital Loan of Aluminium Business (Renukoot) is secured by hypothecation of Raw Materials inventory, Consumable Stores, Spares, Work-in-Process and Finished Products of Renukoot plant, Working Capital Loan of the balance Aluminium Business is secured by hypothecation of stocks of Raw Materials, Consumable Stores, Spares, Work-in-Process and Finished Products of all other aluminium plants (other than Renusagar Power plant) and Working Capital Loan of Copper Business is secured by hypothecation of stocks of Raw Materials, Consumable Stores, Spares, Work-in-Process and Finished Products of Copper Business, both present and future, secured by way of joint equitable mortgage of the immovable assets, on second charge basis, of Copper Business, ranking pari-passu with other Lenders/Institutions.		
Rupee Term Loans	55,053.00	48,850.00
Secured by first charge on all immovable properties of the Company both present and future ranking pari-pasu and hypothecation on all the assets both present and future of the Company ranking pari-passu with other charge holders.		
Foreign Currency Term Loans	2,321.95	2,300.00
The JPY loan equivalent to USD 50.00 million is secured by first charge on the immovable properties of the Copper Smelting plant at Dahej, Gujarat ranking pari-passu with the other charge holders and hypothecation of movable properties both present and future of the copper smelting plant ranking pari-passu.		
Total Loans from Banks (B)	58,554.01	53,617.10
Term Loans from Government of Uttar Pradesh under subsidized Housing Scheme for Industrial Workers Secured by hypothecation of Workers' Quarters at the Renukoot plant	0.22	0.35
Foreign Currency Term Loans from Financial Institutions	-	97.78
Total Loans from Others (C)	0.22	98.13
Total Secured Loans (A+B+C)	62,054.23	64,102.03

17. Although the book value of certain unquoted investments (amount not ascertained) is lower than cost, considering the strategic and long term nature of the investments and asset base of the investee companies, in the opinion of the management such decline is temporary in nature and no provision is necessary for the same.

18. The Company has earmarked 11.40% GOI, Stock 2008 of the face value of Rs 50 million, book value being Rs. 50.76 million, 140,200 6.75% Tax Free US 64 Bonds of Unit Trust Of India of the face value Rs.100/-, each cost being Rs. 14.02 million in compliance with the provisions of Rule 3A of the Companies (Acceptance of Deposits) Rules, 1975 (as amended).

19. The Company has issued equity shares of Re. 1/- each on rights basis at a price of Rs 96 per share in the ratio of 1:4 in February, 2006 aggregating to 231,882,222 shares (including 361,191 shares allotted by the Company during the year, earlier kept in abeyance at the time of Company's rights issue due to court cases). Against a total amount receivable of Rs 22,261 million (spreading over a two year period with two call notices), the Company has received Rs 22,195 million till 31st March, 2008. Out of this, an amount of Rs 366 million has been spent on associated expenses of the rights issue and Rs 3,935 million has been utilized towards subscription to shares of a subsidiary of the Company. The balance amount has been invested temporarily in liquid funds.

SCHEDULE '22' (Cont'd)

B. NOTES ON ACCOUNTS (Cont'd)

20. As per approval of shareholders in the Extra Ordinary General Meeting held on 28th March 2007, the Company has allotted 67,500,000 equity shares of face value of Re 1/- each on a preferential basis to Promoters / Promoter Group at a price of Rs 173.87 each, fully paid on 11th April, 2007. Further 80,000,000 warrants were also allotted on a preferential basis to the Promoters / Promoter Group entitling them to apply for and obtain allotment of one equity share at a price of Rs 173.87 per share against each such warrant at any time after the date of allotment but on or before the expiry of 18 months from the date of allotment in one or more tranches. The Company has received 10% amount against each such warrant.

21. A wholly owned subsidiary company namely A V Minerals (Netherlands) B.V. has been incorporated in Netherlands in April 2007. The entire holding in A V Metals Inc., a subsidiary of the Company in Canada has been transferred in May 2007 to A V Minerals (Netherlands) B.V. As on 31st March 2008 the Company has invested a total amount of Rs. 25,327.20 million. Out of this Rs. 19,114.30 million (equivalent to US$ 450 million) has been invested towards initial equity contribution in A V Minerals for the purpose of acquisition of Novelis (refer note below). The balance amount of Rs. 6,212.90 million has been funded as equity towards payment of interest for the year by A V Minerals Inc and A V Metals Inc on total bridge loan of US$ 3.03 billion for a period of 18 months taken by these companies for the said purpose.Since these companies do not have adequate income, payment of interest has affected their net worth. In view of strategic nature of investment, the management believes that the diminution in value being temporary in nature, no provision is necessary.

22. On 15th May, 2007, the Company acquired Novelis Inc., the world's largest aluminium rolled product manufacturer through its indirect wholly-owned subsidiary A V Metals Inc. (Acquisition Sub) pursuant to a plan of arrangement (Arrangement) entered into on 10th February, 2007 and approved by the Ontario Superior Court of Justice, Canada on 14th May, 2007. As a result of the Arrangement, Acquisition Sub acquired all of Novelis' outstanding common shares at a price of US$ 44.93 per share in exchange for cash payments. The aggregate purchase price for Novelis' common shares was US$ 3.4 billion and immediately following the Arrangement, the common shares of Novelis were transferred from Acquisition Sub to the Company's wholly-owned indirect subsidiary A V Aluminum Inc. a company established in Canada for this purpose. A V Aluminum Inc is a wholly owned subsidiary of A V Metals Inc which in turn is a wholly owned subsidiary of A V Minerals (Netherlands) B.V.

23. With a view to derive full synergistic benefits the board of directors of Indian Aluminium Company (Indal) and Hindalco approved a Scheme of Amalgamation (the Scheme). After obtaining all requisite statutory approvals including sanction of the Scheme by the Hon'able High Courts at Mumbai and Kolkata, the amalgamation was made effective on 25th March, 2008 with appointed date as 1st April, 2007. Accounting of such amalgamation was done to comply with the Scheme and applicable Accounting Standards. The last date for actual exchange of shares between equity and preference, to be issued by the Company, to the shareholders of Indal based on option exercised by the shareholders of Indal was fixed as 22nd April, 2008. Accordingly, 376 Equity Shares of Re. 1/- each and 2,032,734 6% Cumulative Preference Shares of Rs. 2/- each of the Company have been allotted as per Board resolution dated 3rd May 2008. Since exchange of shares stated above has not been effected before 31st March, 2008, an amount of Rs 4.06 million has been accounted as Share Capital Suspense to be transferred to Equity Share Capital and Preference Share Capital subsequently. An amount of Rs 0.24 million has been appropriated towards dividend payable to the preference shareholders being amount accruing from 1st April, 2007 as per the Scheme. Further, an amount of Rs 0.13 million has been transferred to Capital Reserves. In complying with the Scheme, an amount of Rs 28.12 million (net of tax effect of Rs 14.48 million) being shortfall of depreciation charge due to alignment of accounting policy has been adjusted against General Reserves.

24. (a) The Company has acquired the shareholding of Alcan Inc. consisting of 78,564,384 equity shares of Rs 10/ - each in Utkal Alumina International Limited (Utkal). Consequently, Utkal is now a wholly owned subsidiary of the Company. During the year Utkal has issued 378,654,820 numbers of shares, Thus the Company has invested a total amount of Rs. 6,635.12 million till 31st March 2008.The project activities in Utkal are progressing well.

(b) The Company has entered into a joint venture agreement with Essar Power M.P. Limited by virtue of which it holds 50% stake in Mahan Coal Limited, a new company formed for mining of coal, a part of which being the entitlement of the Company as per the agreement will be used for generating power to be captively consumed in proposed greenfield aluminium smelter in Madhya Pradesh. The Company has invested a total amount of Rs. 23.75 million till 31st March 2008.

(c) The Company has entered into a joint venture partnership with Almex USA Inc. (Almex), for the manufacture of high strength aluminium alloys for applications in the aerospace, sporting goods and surface transport industries. The joint venture has been named Hindalco-Almex Aerospace Limited. The Company has 70 per cent equity participation, with Almex holding the balance 30 per cent in the JV. The Company has made an equity contribution of Rs.210.00 million till 31st March 2008. It is expected that the project will go on stream during the second quarter of next year.

SCHEDULE '22' (Cont'd)

B. NOTES ON ACCOUNTS (Cont'd)

(d) The Company has formed a joint venture company namely Tubed Coal Mines Ltd with The Tata Power Company Ltd as per the condition of allotment letter of Ministry of Coal for the purpose of exploration of the Coal block allotted by the Government in the State of Jharkhand. Hindalco holds 60% stake in the Joint venture and balance 40% is held by The Tata Power Company Ltd. The Company has invested a total amount of Rs. 12.30 million (including Rs. 0.60 Million towards advance against equity.) till 31st March 2008.

(e) The Company has formed a joint venture company namely East Coast Bauxite Mining Company Private Limited with Orissa Mining Corporation Limited to mine bauxite in the State of Orissa. Hindalco holds 74% stake in the Joint venture by virtue of acquiring 7,400 numbers of equity share of Rs. 10/- each, and balance 26% is held by Orissa Mining Corporation Limited.

25. The total of future minimum lease payment commitments under non-cancelable operating lease agreement for a period of twenty years expiring in 2022 to use railway tracks along with locomotives for transportation of its materials are as under:

(Rs. in Million)

	As at 31st March, 2008	As at 31st March, 2007
Not later than one year	4.00	4.00
Later than one year and not later than five years	16.00	16.00
Later than five years	36.67	40.67

26. **Deferred Tax**

Major components of Deferred Tax arising on account of temporary timing differences are:

(Rs. in Million)

Particulars	As at 31st March, 2008	As at 31st March, 2007
Deferred Tax Assets (A)		
Expenses allowable as per Income Tax u/s 35D/35DD	124.40	149.28
On Provision for retirement benefit	621.47	529.02
Total	745.87	678.30
Deferred Tax Liability (B)		
Depreciation	13,305.50	11,352.80
Others	677.11	583.51
Total	13,982.61	11,936.31
Net Deferred Tax Liabilities (B-A)	13,236.74	11,258.01

27. Under the Employee Stock Option Scheme - 2006 (ESOS - 2006), the Company has granted 29,73,390 Options to its eligible employees in two Tranches. The details are as follows:

(a) **Employees Stock Option Scheme:**

Particulars	Tranche I	Tranche II
Nos of Options	19,40,250	10,33,140
Vesting Plan	Graded Vesting - 25% every year	Graded Vesting - 25% every year
Exercise Period	5 Years from the date of Vesting	5 Years from the date of Vesting
Grant Date	23.08.2007	25.01.2008
Grant Price (Rs. per Share)	98.30	150.10
Market Price on the date of Grant of Option (Rs. per Share)	138.95	150.10
Method of Accounting	Intrinsic Value	Intrinsic Value

SCHEDULE '22' (Cont'd)

B. NOTES ON ACCOUNTS (Cont'd)

(b) Movement of Options Granted (in numbers):

Particulars	Tranche I	Tranche II
Outstanding at beginning of the year	Nil	Nil
Granted during the year	19,40,250	10,33,140
Exercised during the year	Nil	Nil
Cancelled during the year	2,79,100	Nil
Outstanding at the end of the year	16,61,150	10,33,140
Unvested at the end of the year	16,61,150	10,33,140
Exercisable at the end of the year	Nil	Nil

(c) Fair Valuation:

The fair value of options used to compute proforma net profit and earnings per share have been done by an independent valuer on the date of grant using Black and Scholes Model. The Key assumptions and the Fair Value are as under:

Particulars	Tranche I	Tranche II
Risk Free interest Rate (%)	8.00	8.00
Option Life (Years)	5	5
Expected Volatility	0.3391	0.3655
Expected Dividend Yield (%)	1.12	1.12
Weighted average Fair Value per option (Rs.)	65.78	57.11

Had the compensation cost for the stock options granted under ESOS 2006 been recognized based on fair value at the date of grant in accordance with Black and Scholes Model, the proforma amount of net profit and earnings per share of the Company would have been as under:

Particulars	2007-08
Net Profit as Reported	28,609.39
Less: Dividend on Preference Shares (including Tax)	*(0.28)*
Net Profit attributable to Equity Shareholders	28,609.11
Add: Compensation Expenses under ESOS included in the Net Profit	21.29
Less: Compensation Expenses under ESOS as per fair value	(40.02)
Proforma Net Profit	28,590.38
Less: Tax adjustment for earlier years	(5,406.68)
Proforma Net Profit before Tax adjustment for earlier years	23,183.70
Weighted average number of Basic Equity Shares outstanding	1,167,151,498
Weighted average number of Diluted Equity Shares outstanding	1,173,519,744
Face value of Equity Shares (in Re.)	1.00
Reported Earning per Share (EPS):	
Basic EPS (in Rs.)	24.51
Diluted EPS (in Rs.)	24.38
Basic EPS before Tax adjustment for earlier years (in Rs.)	19.88
Diluted EPS before Tax adjustments for earlier years (in Rs.)	19.77
Proforma Earning per Share (EPS):	
Basic EPS (in Rs.)	24.50
Diluted EPS (in Rs.)	24.36
Basic EPS before Tax adjustment for earlier years (in Rs.)	19.86
Diluted EPS before Tax adjustment for earlier years (in Rs.)	19.76

SCHEDULE '22' (Cont'd)

B. NOTES ON ACCOUNTS (Cont'd)

28. Disclosure as required by Accounting Standard 15 (Revised) on Employee Benefits: -

i) In respect of gratuity, a defined benefit scheme (based on Actuarial Valuation) -

	Description	31st March 2008	(Rs. in Million) 31st March 2007
A	**Change in Obligations over the year ended 31 March 2008**		
	Present Value of Defined Benefit Obligation at the beginning of the year	2,484.17*	2,515.42
	Current Service cost	170.19	151.68
	Past Service Cost	-	-
	Interest Cost	193.15	182.56
	Curtailment cost/(credit)	-	-
	Settlement cost/(credit)	-	-
	Amalgamations	-	-
	Actuarial (gains)/losses	260.21	(191.86)
	Benefits paid	(113.97)	(183.11)
	Present Value of Defined Benefit Obligation at the end of the year	**2,993.75**	**2,474.69**
	* Includes Rs. 9.48 million relating to Indian Aluminium Company, Limited amalgamated with the Company with effect from 1st April 2007.		
B	**Change in Plan Assets (Reconciliation of opening and closing balances)**		
	Fair value of Plan Assets at the beginning of the year	1,316.85	1,169.84
	Expected return on Plan Assets	111.74	84.46
	Actuarial Gain / (Loss)	3.99	0.10
	Contributions	213.30	245.56
	Benefits Paid	(113.97	(183.11)
	Fair value of Plan Assets at the end of the year	**1,531.91**	**1,316.85**
C	**Reconciliation of fair value of assets and obligations**		
	Fair value of Plan Assets at the end of the year	1,531.91	1,316.85
	Present value of Obligation at the end of the year	(2,993.75)	(2,474.69)
	Amount recognised in Balance Sheet	(1,461.84)	(1,157.84)
D	**Expense recognised during the year**		
	Current Service cost	170.19	151.68
	Past Service Cost	-	-
	Interest cost	193.15	182.56
	Curtailment cost/(credit)	-	-
	Settlement cost/(credit)	-	-
	Actuarial (gains)/losses	249.15	(190.25)
	Expected return on plan assets	(104.66)	(86.16)
	Total	507.83	57.83

SCHEDULE '22' (Cont'd)

B. NOTES ON ACCOUNTS (Cont'd)

E Principal Actuarial Assumptions

Principal Actuarial Assumptions	31st March, 2008	31st March, 2007
- Discount rate (based on the market yields available on Government bonds at the accounting date with a term that matches that of the liabilities)	7.75% /7.90%	8.10% /8.35%
- Expected rate of return on assets	7.85% / 7.90%	8.10% / 8.35%
- Salary increase (taking into account inflation, seniority, promotion and other relevant factors)	6.00%	6.00%

The Company has various schemes (funded / unfunded) for payment of gratuity to all eligible employees calculated at specified number of days (ranging from 15 days to 1 month) of last drawn salary depending upon tenure of service for each year of completed service subject to minimum service of five years payable at the time of separation upon superannuation or on exit otherwise.

ii) In respect of Defined contribution schemes -

a) The Company contributes 12% of salary for all eligible employees towards Provident Fund managed either by approved trusts or by the Central Government.

b) The Company also contributes a certain percentage of salary for all eligible employees in managerial cadre towards Superannuation Funds managed by approved trusts or by Life Insurance Corporation of India.

29. (a) As per the metal price risk management policy of the Company, the Company has entered into various future options contracts for hedging on the LME and LBMA. The outstanding positions are as under:

Metal	Nature	As at 31st March 2008		As at 31st March 2007	
		Quantity	Value (USD in million)	Quantity	Value (USD in million)
Copper-MT	Sell	2,175	13.78	25,500	160.44
Gold-TR OZ	Sell	164,103	154.11	126,977	82.86
Silver-TR OZ	Sell	1,013,962	19.21	938,967	13.07
Aluminium MT	Sell	52,400	154.97	30,750	83.39

(b) The Company has entered into various derivative contracts for hedging foreign exchange exposures. The transactions outstanding are as under:

Nature of Exposure	Currency	Nature	As at 31st March, 2008 (in million)	As at 31st March, 2007 (in million)
USD Earnings	USD	Sell	52.00	315.61
USD Earnings	USD	Buy	-	38.00
Suppliers Credit	USD	Sell	-	50.00
Buyers Credit	USD	Buy	33.00	83.49
Exports	USD	Sell	239.62	239.61
Capex	USD	Buy	0.89	25.19
Capex	AUD	Buy	-	2.40
Capex	CHF	Buy	0.50	1.33
Capex	EURO	Buy	0.21	5.78
Capex	GBP	Buy	0.50	0.95
Imports	USD	Buy	1.48	1.49
Spares Purchase	EUR	Buy	-	1.49
Investment in Equity	USD	Buy	-	370.00
Packing Credit	USD	Buy	-	25.00

SCHEDULE '22' (Cont'd)

B. NOTES ON ACCOUNTS (Cont'd)

(c) Foreign currency exposures that are not hedged by a derivative instrument or otherwise are as under:

Currency	As at 31st March, 2008			As at 31st March, 2007		
	Payable	Receivable	Loan	Payable	Receivable	Loan
	(in million)	(in million)	(in million)	(in million)	(in million)	(in million)
USD	512.78	104.04	436.92	372.73	85.25	145.54
EURO	0.77	0.97	-	0.72	2.04	—
GBP	0.76	0.84	-	0.09	0.56	—
CHF	3.09	-	-	0.05	—	—
AUD	0.58	-	-	0.13	—	—
JPY	57.33	-	-	3.85	—	—
YEN	-	-	-	38.01	—	—
NOK	0.70	-	-	1.96	—	—

(d) In pursuance of announcement dated 29th March, 2008 of the Institute of Chartered Accountants of India on Accounting for Derivatives, mark to market losses on outstanding derivative instruments as on 31st March, 2008 stood at Rs. 220 million, arising from hedging transactions undertaken by the Company for its commodities and foreign currency related exposures. The Company does not hold or issue derivative financial instruments for trading or speculative purposes and all the derivatives entered into by the Company are to mitigate or offset the risks that arise from their normal business activities only. The above mark to market loss is expected to flow back through future cash flows. The Company intends to go for early adoption of AS 30 on Financial Instruments: Recognition and Measurement which will take some time on account of associated complexities and documentation requirements. Pending adoption of AS 30, the Company has not provided for the losses on mark to market basis.

(e) The Company has entered into various derivative contracts for hedging foreign exchange exposures. The transactions outstanding as on 31st March 2008 are as under:

Category	Nature	Outstanding Amount (Rs. million)	MTM (Rs. million) Gain (+) / Loss (-)
Commodity	Forward Cover, Option etc	25,892.99	(140.00)
Foreign Exchange Currency, etc.	Forward Cover, Option etc	12,193.42	(80.00)

30. In compliance with Accounting Standard 27 on Financial Reporting of Interest in Joint Ventures, following disclosures are made in respect of jointly controlled entities in which the Company is a joint venturer:

(Rs. in Million)

Particulars	IDEA Cellular Ltd (Audited)	Mahan Coal Limited (Audited)
Country of incorporation	India	India
Percentage of Share in Joint Venture	8.66%	50.00%
Assets	11,115.09	35.39
Liabilities	8,043.88	1.16
Income	5,837.65	-
Expenditure	4,934.49	-
Capital Commitments (net of advance)	1,766.72	0.85
Contingent Liabilities	1,106.62	167.10

SCHEDULE '22' (Cont'd)

B. NOTES ON ACCOUNTS (Cont'd)

	31st March, 2008	31st March, 2007
		(Rs. in Million)
31. Earnings Per Share:		
Profits after taxation (Rs. in million)	28,609.39	25,643.25
Less: Dividend on Preference Shares (including Dividend Tax)	0.28	-
Net Profit for EPS	**28,609.11**	**25,643.25**
Less: Adjustment of Taxation for earlier years	5,406.68	-
Profit before adjustment of Taxation for earlier years	**23,202.43**	**25,643.25**
Weighted average number of Basic Equity Shares outstanding (including partly paid-up shares)	1,167,151,498	1,004,921,647
Weighted average number of Diluted Equity Shares outstanding (including partly paid-up shares)	1,173,519,744	1,004,921,647
Face Value of Equity Shares (in Re.)	1.00	1.00
Earnings per share (EPS)		
Basic EPS (Rs.)	24.51	25.52
Diluted EPS (Rs.)	24.38	25.52
Basic EPS before Tax adjustment for earlier years (Rs.)	19.88	25.52
Diluted EPS before Tax adjustment for earlier years (Rs.)	19.77	25.22

32. Related Party Disclosures

A List of Related Parties

(a) Subsidiaries of the Company

Aditya Birla Minerals Limited.
Birla (Nifty) Pty Limited.
Birla Maroochydore Pty Limited.
Birla Mt Gordon Pty Limited.
Birla Resources Pty Limited.
Dahej Harbour and Infrastructure Limited.
Bihar Caustic and Chemicals Limited
Hindalco - Almex Aerospace Limited.
Indal Exports Limited.
Lucknow Finance Company Limited.
Minerals and Minerals Limited.
Renuka Investments & Finance Limited.
Renukeshwar Investments & Finance Limited.
Suvas Holdings Limited.
Utkal Alumina International Limited.
East Coast Bauxite Mining Company Private Limited
Tubed Coal Mines Limited
A V Minerals (Netherlands) B.V.
A V Metals Inc.
A V Aluminum Inc.
Novelis Inc.
Novelis Belgique Inc.
Novelis Benelux NV
Albrasilis - Aluminio do Brasil Industria e Commercia Ltda
Novellis do Brasil Ltda.
4260848 Canada Inc.

SCHEDULE '22' (Cont'd)

B. NOTES ON ACCOUNTS (Cont'd)

4260856 Canada Inc.
Novelis Cast House Technology Ltd.
Novelis No. 1 Limited Partnership
Novelis Foil France SAS
Novelis Lamines France SAS
Novelis PAE SAS
Novelis Aluminium Beteiligungs GmbH
Novelis Deutschland GmbH
Novelis Aluminium Holding Company
Novelis Italia SpA
Novelis Luxembourg SA
Alcom Nikkei Specialty Coatings Sdn Berhad
Aluminium Company of Malaysia Berhad
Al Dotcom Sdn Berhad
Novelis (India) Infotech Ltd.
Novelis de Mexico SA de CV
Novelis Korea Ltd.
Novelis Sweswn AB
Novelis AG
Novelis Switzerland SA
Novelis Technology AG
Novelis Automotive UK Ltd.
Novelis Europe Holdings Limited
Novelis UK Ltd.
Aluminium Upstread Holdings LLC (Delaware)
Eurofoil, Inc. (UA) (New York)
Lagan Aluminium Inc. (Delaware)
Novelis Corporation (Texas)
Novelis Finances USA LLC (Delaware)
Novelis PAE Corp (Delaware)
Novelis South America Holdings LLC

(b) **Trust of the Company**
Trident Trust.

(c) **Joint Ventures**
IDEA Cellular Limited.
Mahan Coal Limited.

(d) **Associates of the Company**
Aditya Birla Science and Technology Company Limited
Consorcio Candonga
France Aluminium Recyclage SA
Aluminium Norf GmbH
Deutsche Aluminium Verpackung Recycling GmbH
MiniMRF LLC (Delaware)

(e) **Key Managerial Personnel:**
Mr. Debu Bhattacharya- Managing Director

SCHEDULE '22' (Cont'd)

B. NOTES ON ACCOUNTS (Cont'd)

B. The following transactions were carried out with related parties in ordinary course of business.

(a) Subsidiary Companies, Associate and Joint Ventures:

(Rs. in Million)

Sl. No.		2007-08			2006-07		
		Subsidiaries	Associate	Joint Ventures	Subsidiaries	Associate	Joint Ventures
	Transaction during the year						
1	Sales and Conversion	207.47	—	—	590.07	—	—
2	Services rendered	6.84	—	—	43.21	—	—
3	Interest and dividend received	39.23	4.79	—	63.72	0.72	—
4	Interest paid	—	—	—	—	—	—
5	Purchase of materials						
	i) Bihar Caustic and Chemicals Limited	—*	—	—	1,308.39	—	—
	ii) Birla (Nifty) Pty Limited	15,829.47	—	—	4,583.50	—	—
	iii) Birla Mt Gordon Pty Limited	6,836.07	—	—	5,725.95	—	—
	iv) Others	1,394.75	—	—	19.10	—	—
		24,060.29	—	—	11,636.94	—	—
	* Not material						
6	Services received	310.26	68.84	0.40	311.81	5.16	0.39
7	Investments, Deposits, loans and advances made during the year						
	i) A V Minerals (Netherlands) B. V.	25,198.95	—	—	—	—	
	ii) Utkal Alumina International Limited	4,538.50	—	—	1,294.54	—	
	iii) Aditya Birla Science and Technology Company Limited	—	83.30	—	—	45.35	
	iv) Mahan Coal Limited	—	—	9.50	—	—	23.80
	v) Others	153.34	—	—	149.37	—	1.35
		29,890.79	83.30	9.50	1,443.91	45.35	25.15
8	Investments, Deposits, loans and advances received back during the year	187.99		—	401.00	—	—
9	Guarantees and Collateral securities given						
	i) A V Minerals (Netherlands) B.V.	159,880.00	—	—	—	—	—
10	Guarantees and Collateral securities received back during the year	311.40	—	—	1,026.02	—	—
11	Licence and Lease arrangements						
	a) Licence Fees	0.06	—	—	0.06	—	—
	b) Deposits	—	—	—			—
	Outstanding balance as at 31st March						
1	Debit Balances	1.42	0.01	0.05	76.27	—	—
2	Credit Balances	6,504.48	—	—	1,445.56	4.18	—
3	Investments, Deposits, loans and advances	38,033.61	226.89	2,318.05	8,471.40	143.59	2,309.94
4	Guarantee and collateral securities given	159,925.00	—	—	45.00	—	—
5	Guarantee and collateral securities taken	—	—	—	311.40	—	—

(b) **Trident Trust**
Beneficiary Interest in the Trust 344.52 344.52

(c) **Key Managerial Personnel:**
Managerial Remuneration (including perquisites)* 82.37 49.40
*Excluding gratuity, lease encashment provisions and employee compensation under employee stock option scheme

SCHEDULE '20' (Cont'd)

NOTES ON ACCOUNTS (Cont'd)

33. Segment Reporting

(a) Primary Segment Reporting (by Business Segment):

i) The Company has two reportable segments viz. Aluminium and Copper which have been identified in line with the Accounting Standard 17 on Segment Reporting, taking into account the organizational structure as well as differential risk and return of these segments. Details of products included in each segments are as under:

Aluminium : Hydrate & Alumina, Aluminium and Aluminium Products.

Copper : Continuous Cast Copper Rods, Copper Cathode, Sulphuric Acid, DAP & Complexes, Gold and Silver.

ii) Inter-segment transfers are based on market rates.

iii) Information about Primary Segment are as follows:

(Rs. in Million)

Particulars	2007-08			2006-07		
	Aluminium	Copper	Total	Aluminium	Copper	Total
REVENUE						
External Sales	71,414.13	120,596.14	192,010.27	73,415.39	109,714.49	183,129.88
Inter-Segment transfer	35.31	58.93	94.24	28.20	61.35	89.55
	71,449.44	120,655.07	192,104.51	73,443.59	109,775.84	183,219.43
Less : Inter Segment Adjustment	35.31	58.93	94.24	28.20	61.35	89.55
Total Revenue	71,414.13	120,596.14	192,010.27	**73,415.39**	**109,714.49**	**183,129.88**
RESULTS						
Segment Results	24,231.01	5,033.64	29,264.65	29,291.73	5,170.93	34,462.66
Un-allocable Income (Net)			3,797.71			3,007.47
Interest Expenses			(2,806.30)			(2,423.88)
Provision for Taxes			(1,646.67)			(9,403.00)
Net Profit			28,609.39			25,643.25
OTHER INFORMATION						
Assets:						
Segment Assets	89,300.81	75,149.49	164,450.30	84,367.13	68,108.74	152,475.87
Un-allocable Assets			144,438.31			96,892.04
Total Assets			308,888.61			249,367.91
Liabilities:						
Segment Liabilities	9,218.08	21,182.32	30,400.40	9,856.35	18,801.63	28,657.98
Un-allocable Liabilities			104,130.06			96,561.24
Total Liabilities			134,530.46			125,219.22
Capital Expenditure	9,742.07	704.00		14,836.43	706.34	
Non-Cash Expenses:						
Depreciation	4,160.95	1,658.95		3,816.70	1,617.88	
Impairment	—	—		125.24	727.16	

SCHEDULE '22' (Cont'd)

B. NOTES ON ACCOUNTS (Cont'd)

(b). Secondary Segment Reporting (by Geographical demarcation):

i) The secondary segment is based on geographical demarcation i.e India and Rest of the World.

ii) Information about Secondary Segments are follows:

(Rs. in Million)

	2007-08			2006-07		
Particulars	India	Rest of the World	Total	India	Rest of the World	Total
Segment Revenue	127,298.80	64,711.47	192,010.27	113,397.83	69,732.05	183,129.88
Segment Assets	159,940.33	4,509.97	164,450.30	148,530.55	3,945.32	152,475.87
Capital Expenditure	10,446.07	—	10,446.07	15,542.77	—	15,542.77

34. Miscellaneous Expenses under Manufacturing and Other Expenses (Schedule 18) include payment -

(Rs. in million)

	2007-08	2006-07
(a) to a firm of solicitors in which Director is a partner	2.83	1.25
(b) as pension to a Director of a Company who was president of the Company before appointment as Director	0.07	0.07

35. The following are included under other heads of expenses in the Profit & Loss Account:

(Rs. in million)

	2007-08	2006-07
Consumption of stores and spare parts	532.49	471.96
Power and Fuel	24.28	214.69
Repairs to buildings	47.58	29.63
Repairs to machinery	452.81	445.95
Salaries, wages & bonus etc.	1105.52	1,047.95
Contribution to provident and other funds	204.07	129.50
Workmen and staff welfare expenses	201.52	187.88
Insurance	13.25	63.23
Rent	2.95	5.42
Rates & Taxes	11.90	11.38
Research and Development	70.64	59.55

SCHEDULE '20' (Cont'd)

NOTES ON ACCOUNTS (Cont'd)

	2007-08	(Rs. in million) 2006-07
36. Auditors' Remuneration		
(a) **Statutory Auditors**		
Audit Fees	10.55	7.75
Certification/Company law/Other matters	6.03	3.74
Tax Audit Fees	2.70	1.50
Expenses	0.65	0.75
(b) **Cost Auditors**		
Audit Fees	0.95	0.48
Other matters	0.03	0.03
Expenses	0.09	0.13
37. Expenses include following payments to Managing Director		
Salary	24.23	14.63
Contribution to Provident Fund & Superannuation Fund	5.87	3.95
Special Allowance	14.02	8.33
Performance Linked Pay	25.70	11.84
Perquisites	6.07	6.00
Leave Travel Assistance	6.48	4.65

Expenses towards gratuity and leave encashment provisions are determined actuarially on overall company basis and accordingly have not been considered in the above information. Compensation under Employee Stock Option Scheme has also not been considered in the above information.

38. Computation of Other Directors' Commission

Computation of net profit in accordance with section 198 and 309(5) of the Companies Act, 1956

Computation of Other Directors' Commission	2007-08	2006-07
Profit before extraordinary items and tax	**30,256.06**	**35,046.25**
Add:		
Other Directors' remuneration	98.45	100.00
Directors' fees	0.35	0.50
Doubtful debts provision / (write back) - net	(0.21)	61.63
Loss on Fixed Assets sold / discarded (net)	31.52	38.74
Diminution in carrying cost of investments / (written back)	122.18	(3.78)
	30,508.35	35,243.34
Less:		
Profit on sale of Investments (net)	655.12	511.24
Net Profit for the year	29,853.23	34,732.10
Other Directors' Commission –1% of the above profit	298.53	347.32
Restricted to maximum amount payable	98.45	100.00

SCHEDULE '20' (Cont'd)

NOTES ON ACCOUNTS (Cont'd)

	2007-08	2006-07
		(Rs. in million)
39. Capital work- in- progress includes:-		
Pre-operative expenses pending allocation:		
Raw Materials Consumed	93.74	119.62
Stores, Spare Parts & Tools consumed	—	0.95
Power & Fuel	64.14	136.43
Salary, Wages, Bonus, Ex-Gratia, Pension and Provisions	70.76	84.97
Raw Water Charges and Cess	0.04	0.79
Insurance	11.44	7.86
Technology Fee	156.59	—
Supervision Fees	274.41	22.54
Miscellaneous expenses	77.31	87.71
	748.43	460.87
Add: Brought Forward from Previous Year	280.28	111.11
Sub Total	1,028.71	571.98
Less: Allocated to Fixed Assets	796.11	291.70
Balance	232.60	280.28
40. (a) **Remittance of Dividend on Equity Shares / GDRs in Foreign Currency**		
No. of Non-Resident Shareholders	—	675
No. of Shares held		
- Fully Paid up	—	18,76,49,834
- Partly Paid up	—	2,78,64,045
Dividend (Rs. in million)	—	428.15
(b) **Remittance of Interim Dividend on Equity Shares / GDRs in Foreign Currency**		
No. of Non-Resident Shareholders	—	712
No. of Shares held		
- Fully Paid up	—	13,47,89,463
- Partly Paid up	—	1,91,96,171
Dividend (Rs. in million)	—	245.46

41. The amount transferable to Investor Education and Protection Fund does not include any amount due and outstanding to be transferred to said fund except Rs. 0.73 million (Previous year Rs. 0.73 million) which is held in abeyance due to legal case pending

42. The Company has not received any memorandum (as required to be filed by the suppliers with the notified authority under Micro, Small and Medium enterprises development Act, 2006) claiming their status as micro, small or medium enterprises. Consequently the amount paid / payable to the parties during the year is nil.

SCHEDULE '20' (Cont'd)

NOTES ON ACCOUNTS (Cont'd)

43. Additional information pursuant to paragraphs 3 and 4 of Part II of Schedule VI to the Companies Act, 1956 (As amended)

(a) Particulars in respect of Goods manufactured: -

Class of goods	Installed Capacity				Actual Production			Stock of Goods Produced							
								Opening				Closing			
	Qty.			Qty.	Qty		Qty.	01.04 07		01.04 06		31.03.08		31.03.07	
	2007-08 Tonnes			2006-07 Tonnes	2007-08 Tonnes		2006-07 Tonnes	Qty Tonnes	Value (Rs. Million)	Qty Tonnes	Value (Rs. Million)	Qty. Tonnes	Value (Rs. Million)	Qty Tonnes	Value (Rs. Million)
Aluminium Metal	471,000	*		461,000	477,723		442,686	308	18.80	523	32.24	254	18.09	308	18 80
Rolled Products	200,000			200,000	215,198	(#)	211,088	4,445	359.11	5,593	454.37	3,734	324 39	4,445	359.11
Extruded Products	27,700			27,700	43,315	(@)	38,282	702	61.19	922	83.58	906	80.22	702	61.19
Conductor Redraw Rods	50,000	*****		64,400	71,798		68,998	15	0.98	84	5.11	44	3.21	15	0.98
Aluminium Foil	40,000	**		11,000	27,645	($)	25,699	929	122.85	813	93.21	699	91.90	865	110.09
Aluminium Wheel	300,000 Pcs			300,000 Pcs	174,069 Pcs		196,621 Pcs	11,102 Pcs	17.13	3,253 Pcs	3.51	11,634 Pcs	16.66	11,102 Pcs	17.13
Hydrate & Alumina	1,160,000			1,160,000	1,192,709		1,198,658	54,341	588.80	11,147	132.51	37,342	502.90	54,341	588.80
Electricity	1,109 2	***	MW	1,009.2	8,082	MU	7,734	–	–	–	–	–	–	–	–
Electricity (Co-generation)	212.8		MW	212.8	1,338	MU	1,299	–	–	–	–	–	–	–	–
Continuous Cast Copper Rods (CCR)	97,200			97,200	139,682		109,029	417	133.39	898	204 18	1,556	459 26	417	133.39
Copper Cathodes	500,000			500,000	327,667		293,537	1,001	283.74	315	61.07	3,036	906.65	1,001	283.74
Sulphuric Acid	1,670,000			1,670,000	1,023,422		892,597	21,157	14.81	28,126	41.53	34,320	25.46	21,157	14 81
Phosporic Acid	180,000			180,000	66,677		97,963	–	–	–	–	–	–	–	–
DAP & complexes	400,000			400,000	149,589	****	219,333	5,565	85.04	7,466	88.26	5,476	92.69	5,565	85.04
Gold	15			15	9.136		10.334	0.041	30.96	0.191	136.71	0.001	0.95	0.041	30.96
Silver	150			150	52.939		48.462	0.555	9.97	0.899	8.97	0.02	0 41	0.555	9.97
Others									12.61		28.71		29 02		12.61
TOTAL									1,739.38		1,373.96		2,551.81		1,726.62

The Installed Capacity is as certified by the Management and license capacity is not given as licensing is not applicable.

* Capacity increased by technological upgradation of existing capacities

** Installed Capacity of Silvassa Foil Plant has been reassessed at 30,000 tpa by Department of Industrial Policy & Promotion

*** Installed capacity of Hirakud Power increased

Includes 2,774 MT (Previous year 3,180 MT)being production out of customers' material and 36,067 MT (Previous year 41,769 MT) transferred for captive consumption.

@ Include 179 MT (Previous year Nil MT) converted from outside party and 41 MT (Previous year 22 MT) transferred for captive consumption .

Opening stock of Aluminium Foil as on 01-04-2007 includes stock transferred under scheme of Arrangement.

Alumina includes 950,081 MT (855,702 MT) transferred for own consumption/ further processing.

$ Includes 87 MT (previous year 281 MT) being production out of customers material / transferred for own consumption/ further processing.

Production of Copper cathodes, Sulphuric acid, and Phosphoric acid include 144,964 MT, 245,092 MT and 66,677 MT (Previous period 111,758 MT, 340,533 MT and 97,963 MT) respectively which have been captively consumed /to be consumed

****During the year Production and standardization loss of DAP & Complex is 1428 MT (Previous period 299 MT).

Previous year figures have been regrouped / rearranged wherever necessary.

***** Capacity at Mouda Plant sold during the year.

(b) **CIF value of imports** (Excluding goods in transit and imported items purchased locally): -

(Rs. in million)

Particulars		2007-08	2006-07
i)	Raw materials	104,500.56	94,719.23
ii)	Coal	1,596.51	1,253.11
iii)	Components & Spare parts	1,329.11	624.66
iv)	Capital Goods	1,234.68	2,036.69
v)	Trading Goods	905.03	216.33
vi)	Furnace Oil	63.07	—

SCHEDULE '20' (Cont'd)

NOTES ON ACCOUNTS (Cont'd)

(c) Value of Raw Materials, Stores and Spares Consumed

(Rs. in million)

	2007-08		2006-07	
	Consumption	% of Total Consumption	Consumption	% of Total Consumption
1) Value of Raw Materials Consumed:				
Total Consumption	120,517.18		111,118.94	
Imported	108,897.04	90.36	98,954.93	89.05
Indigenous	11,620.14	9.64	12,164.01	10.95
2) Value of Stores and Spares Consumed:				
Total Consumption	3,423.87		3,599.73	
Imported	372.82	10.89	536.99	14.92
Indigenous	3,051.05	89.11	3,062.74	85.08

(d) Particulars in respect of Traded Goods

	2007-08				2006-07			
	Quantity (M.T)		Value (Rs. million)		Quantity (M.T)		Value (Rs. million)	
Particulars	Purchase	Sale	Purchase	Sale	Purchase	Sale	Purchase	Sale
Amonia	18,250	18,250	260.44	267.68	—	—	—	—
Rock Phosphate	—	—	—	—	7733.23	7733.23	28.03	31.26
Others	10,039	10,039	664.74	678.60	—	—	202.16	206.95

Note : Sale figures are included in Schedule '15'

(e) Expenditure in Foreign Currency (Paid or Provided):-

(Rs. in million)

	2007-08	2006-07
Technical know-how & Professional Fee	131.31	972.75
Foreign Traveling	24.13	13.84
Commission	113.38	157.24
Interest	491.45	646.29
Others	15.18	191.71
(f) Earnings in Foreign Exchange:-		
Export of Goods on FOB basis	64,342.61	69,732.05
Others	7.39	43.32

44. a) Figures of the previous year have been regrouped / rearranged wherever necessary.

b) Consequent upon amalgamation of Indian Aluminium Company Limited during the year, the figures of current year are not comparable with those of previous year.

SCHEDULE '20'(Cont'd)

NOTES ON ACCOUNTS (Cont'd)

45. Balance Sheet Abstract and Company's General Business Profile

I. REGISTRATION DETAILS

Registration No. 11-11238

State Code 11

Balance Sheet 31 03 08 (Date, Month, Year)

II. CAPITAL RAISED DURING THE YEAR (Rs. in Million)

Public/Euro Issue	NIL	Right Issue	11109.94
Bonus Issue	NIL	Private Placement	11736.23
Share Warrants	13901.96	Share Suspense	4.06

III. POSITION OF MOBILISATION AND DEPLOYMENT OF FUNDS (Rs. in Million)

Total Liabilities	308888.61	Total Assets	308888.61
Sources of Funds:			
Paid-up Capital	1226.48	Reserves & Surplus	171736.65
Secured Loans	62054.23	Unsecured Loans	21231.61
Share Warrants & Share Suspense	13951.02	**Deferred Tax Liability (Net)**	13236.74
Application of Funds:			
Net Fixed Assets	89292.06	Investments	141079.86
Net Current Assets	40508.81	Misc. Expenditure	NIL
Accumulated Losses	NIL		

IV. PERFORMANCE OF THE COMPANY (Rs. in Million)

Turnover	196939.64	Total Expenditure	166683.58
Profit/Loss Before Extraordinary Item & Tax	+30256.06	Profit/Loss After Extraordinary Item & Tax	+28609.39
Basic EPS (in Rs.)	24.51	Diluted EPS (in Rs.)	24.38
Dividend %*	185.00		

* Proposed

V. GENERIC NAMES OF FIVE PRINCIPAL PRODUCTS/SERVICES OF COMPANY

Item Code No. (ITC Code)	7601
Product Description	ALUMINIUM INGOTS
Item Code No. (ITC Code)	7606
Product Description	ALUMINIUM ROLLED PRODUCTS
Item Code No. (ITC Code)	7605
Product Description	ALUMINIUM REDRAW RODS
Item Code No. (ITC Code)	740311
Product Description	COPPER CATHODES
Item Code No. (ITC Code)	740710
Product Description	CONTINUOUS CAST COPPER RODS

As per our report annexed.
For SINGHI & CO.
Chartered Accountants

RAJIV SINGHI
Partner
Membership No. 53518

Camp: Mumbai
Dated: The 20th day of June, 2008

S. Talukdar
Executive President & CFO

Anil Malik
Company Secretary

For and on behalf of the Board

Kumar Mangalam Birla – *Chairman*
D. Bhattacharya – *Managing Director*
M. M. Bhagat – *Director*

STATEMENT PURSUANT TO SECTION 212 OF THE COMPANIES ACT, 1956, RELATING TO SUBSIDIARY COMPANIES

(Rs. in Million)

	Name of the Subsidiary Companies	Financial year of the Subsidiary ended on	Extent of the Holding Company's interest (%)	Net aggregate amount of the Profit/(Loss) of the Subsidiary, so far as it concerns the members of the Holding Company				Addtional Informa-tions under Sec. 212(5)
				Not dealt with in the Holding Company's Accounts		Dealt with in the Holding Company's Accounts		
				For the Financial Year of the Subsidiary	For the previous Financial Years since they became Subsidiary	For the Financial Year of the Subsidiary	For the previous Financial Years since they became Subsidiary	
1	Indal Exports Limited	31.03.2008	100.00%	(0.04)	(0.21)	Nil	Nil	N.A.
2	Minerals & Minerals Limited	31.03.2008	100.00%	0.05	10.92	Nil	Nil	N.A.
3	Renuka Investments & Finance Limited	31.03.2008	100.00%	36.04	253.26	Nil	6.49	N.A.
4	Renukeshwar Investments & Finance Limited	31.03.2008	100.00%	24.79	193.16	Nil	0.98	N.A.
5	Suvas Holdings Limited	31.03.2008	51.00%	Nil	Nil	Nil	Nil	N.A.
6	Utkal Alumina International Limited	31.03.2008	100.00%	Nil	Nil	Nil	Nil	N.A.
7	Bihar Caustic & Chemicals Limited	31.03.2008	54.65%	269.25	518.25	18.01	29.38	N.A.
8	Hindalco-Almex Aerospace Limited	31.03.2008	70.00%	Nil	Nil	Nil	Nil	N.A.
9	Lucknow Finance Company Limited	31.03.2008	100.00%	10.95	44.71	Nil	Nil	N.A.
10	Dahej Harbour and Infrastructure Limited	31.03.2008	100.00%	428.34	1327.56	Nil	Nil	N.A.
11	East Coast Bauxite Mining Company Private Limited	31.03.2008	74.00%	(0.02)	Nil	Nil	Nil	N.A.
12	Tubed Coal Mines Limited	31.03.2008	60.00%	Nil	Nil	Nil	Nil	N.A.
13	Aditya Birla Minerals Limited - Consolidated *	31.03.2008	51.00%	1953.39	(689.40)	Nil	Nil	N.A.
14	Birla Resources Pty Limited *	31.03.2008	100.00%	0.06	(86.83)	Nil	Nil	N.A.
15	A V Minerals (Netherlands) B.V.	31.03.2008	100.00%	(4977.03)	Nil	Nil	Nil	N.A.
16	A V Metals Inc #	31.03.2008	100.00%	(136.84)	(0.00)	Nil	Nil	N.A.
17	A V Amuminum Inc # #	31.03.2008	100.00%	(1329.49)	Nil	Nil	Nil	N.A.
18	Novelis Inc - Consolidated # # #	31.03.2008	100.00%	(330.01)@	Nil	Nil	Nil	N.A.

* Converted at exchange rate as on 31st March, 2008 : 1 AUD = Rs. 36.49

\# Subsidiary of AV Minerals (Netherlands) B.V.

\# # Subsidiary of AV Metals Inc.

\# # # Subsidiary of AV Aluminum Inc.

@ For the period 16.05.2007 to 31.03.2008

Note:

1. As the Financial Year of the Subsidiary Companies coincide with the Financial Year of the Holding Company, Section 212 (5) of the Companies Act, 1956, is not applicable.

For and on behalf of the Board

S. Talukdar
Executive President & CFO

Anil Malik
Company Secretary

Kumar Mangalam Birla — *Chairman*
D. Bhattacharya — *Managing Director*
M. M. Bhagat — *Director*

Dated: The 20th day of June, 2008

CONSOLIDATED FINANCIAL STATEMENTS

AUDITORS' REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

AUDITORS' REPORT TO THE BOARD OF DIRECTORS OF HINDALCO INDUSTRIES LIMITED ON THE CONSOLIDATED FINANCIAL STATEMENTS OF HINDALCO INDUSTRIES LIMITED, ITS SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES.

1) We have audited the attached Consolidated Balance Sheet of HINDALCO INDUSTRIES LIMITED, ("the Company"), its subsidiaries, joint ventures and associates (the Group) as at 31st March, 2008, the Consolidated Profit and Loss Account and also the Consolidated Cash Flow Statement for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management and have been prepared by the Management on the basis of separate financial statement and information regarding components. Our responsibility is to express an opinion on these financial statements based on our audit.

2) We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   a) We did not audit the financial statements of certain Indian subsidiaries whose financial statements reflect total assets of Rs. 11,074.43 million as at 31st March, 2008 and total revenue of Rs. 1,880.20 million and cash flow amounting to Rs. 836.01 million for the year then ended. These financial statements and other financial information have been audited by other auditors whose reports have been furnished to us and our opinion is based solely on the report of other auditors.

   b) The Consolidated financial statements of foreign subsidiaries namely Novelis Inc. and Aditya Birla Minerals Ltd and the Standalone Financial Statements of A V Minerals (Netherlands) B.V., A V Metals Inc., A V Aluminium Inc., and Birla Resources Pty Ltd. have not been audited by us but have been audited by other auditors as appointed under the respective laws.

      (i) Of the above, certain Foreign Subsidiaries whose Consolidated financial statements/Financial Statements reflect total assets of Rs. 841,751.94 million as at 31st March, 2008, total revenue of Rs. 401,238.74 million and cash flow amounting to Rs. 8,487.65 million for the year then ended, have been prepared by the Management of the Company and its subsidiaries in accordance with the generally accepted accounting principles in India and other recognized accounting practices and policies followed by the Company. These financial statements have been audited by a firm of Chartered Accountants and have been included in the Consolidated financial statement of the Company on the basis of their Fit for Consolidation Report ("FFC") received from them.

      (ii) The Consolidated Financial Statements/financial statement of other foreign subsidiaries have been audited by other auditors appointed under the respective laws, converted into Indian GAAP by the Management to the extent possible and reviewed by us. These foreign subsidiaries reflect total assets of Rs. 28,119.19 million as at 31st March, 2008 and total revenue 25,291.89 million and cash flow amounting to Rs. 251.89 million for the year then ended.

   c) These consolidated financial statements include total assets of Rs. 11,064.51 million as at 31st March, 2008 and total revenue of Rs. 5,935.81 million and cash flow amounting to Rs. 1,145.87 million for the year then ended, being proportionate share in the joint venture Idea Cellular Limited which are based on Consolidated financial statements audited by other Auditors.

d) The Company's share of loss (Net) in associates aggregating to Rs.158.53 million for the year ended 31st March 2008, have been accounted for based on audited financial statements audited by other auditors.

e) Our opinion on the figures included in the aforesaid results relating to subsidiaries, associates and joint ventures to the extent not audited by us have been formed based on reports received from other auditors.

3) We report that the consolidated financial statements have been prepared by the Company in accordance with the requirements of Accounting Standard (AS) 21, "Consolidated Financial Statements", Accounting Standard (AS) 23, "Accounting for Investment in Associates in Consolidated Financial Statements" and Accounting Standard (AS) 27 "Financial reporting on interest in Joint Venture" and other applicable Accounting Standards as notified by the Companies (Accounting Standard) Rules, 2006. Attention is invited to Note No 8(a) regarding non provision for mark to market losses (net) of Rs. 220 million on outstanding derivatives as on 31st March, 08 which is not in accordance with Accounting Standard-1 and announcement made by the ICAI on 29th March, 08.

4) Paragraph 4 of the Fit for Consolidation reports as referred to in paragraph 2(b)(i) above states that "Based on our audit, and on the basis of the information and explanations given to us, in our opinion, the accompanying FFC consolidated financial statements of the Company read with the notes thereon and attached thereto give, before the Ultimate Holding Company level consolidation adjustments/disclosures referred to in paragraph 2 above which have been properly carried out, a true and fair view in conformity with generally accepted accounting principles and other recognized accounting practices and policies in India".

The methodology followed for accounting for this Business Combination as per IFRS –3 has been given in Note No. 6 (a).

5) Based on our audit and on the consideration of reports of other auditors on separate financial statements and Fit for Consolidation Reports to the best of our information and according to the explanations given to us, the said accounts subject to Note No 5 on Schedule 20 regarding payment of Managerial Remuneration and approval of Central Government and with other Notes and in particular Note No 2, we are of the opinion that the attached consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

(a) in the case of the consolidated Balance Sheet, of the state of affairs of the Group as at 31st March 2008

(b) in the case of the consolidated profit and loss account, of the profit/ loss for the year ended on that date; and

(c) in the case of the consolidated Cash Flow Statement, of the cash flows for the year ended on that date.

Camp: Mumbai
Dated: The 20th day of June, 2008.

For Singhi & Co.,
Chartered Accountants

RAJIV SINGHI
Partner
Membership No. 53518

1B, Old Post Office Street
Kolkata, 700 001

CONSOLIDATED BALANCE SHEET AS AT 31ST MARCH, 2008

(Rs. in Million)

	Schedule	As at 31st March, 2008 Share in Joint Ventures	As at 31st March, 2008 Consolidated	As at 31st March, 2007 Share in Joint Ventures	As at 31st March, 2007 Consolidated
SOURCES OF FUNDS					
SHAREHOLDERS' FUNDS					
Share Capital	'1'	2,307.15	1,226.48	2,283.40	1,043.25
Share Capital Suspense		-	4.07	-	-
Share Warrants		-	1,390.96	-	-
Reserves and Surplus	'2'	787.80	170,849.39	(363.78)	127,136.68
		3,094.95	173,470.90	1,919.62	128,179.93
LOAN FUNDS					
Secured Loans	'3'	4,726.37	109,030.01	3,117.30	72,589.06
Unsecured Loans	'4'	929.65	214,494.32	625.91	11,840.34
		5,656.02	323,524.33	3,743.21	84,429.40
MINORITY INTEREST		-	16,165.52	-	8,566.84
DEFERRED TAX LIABILITY (NET)		57.27	49,513.52	0.93	11,715.50
TOTAL		8,808.24	562,674.27	5,663.76	232,891.67
APPLICATION OF FUNDS					
FIXED ASSETS					
Gross Block	'5'	12,051.04	430,198.72	8,119.03	142,709.06
Less : Depreciation		3,658.23	72,055.31	3,179.28	48,449.36
Less : Impairment		-	1,677.88	-	1,896.21
Net Block		8,392.81	356,465.53	4,939.75	92,363.49
Capital Work-in-Progress		932.17	24,571.14	446.40	19,169.47
		9,324.98	381,036.67	5,386.15	111,532.96
INVESTMENTS	'6'	481.74	138,922.25	1.08	78,741.41
CURRENT ASSETS, LOANS AND ADVANCES					
Inventories	'7'	23.93	111,108.64	15.77	48,123.25
Sundry Debtors	'8'	213.38	67,173.76	190.66	15,485.21
Cash and Bank Balances	'9'	431.68	17,168.72	1,602.73	10,344.65
Other Current Assets	'10'	3.81	703.89	10.33	1,219.76
Loans and Advances	'11'	620.37	18,587.13	332.69	11,512.23
		1,293.17	214,742.14	2,152.18	86,685.10
Less :					
CURRENT LIABILITIES AND PROVISIONS					
Current Liabilities	'12'	2,271.52	111,086.47	1,847.77	30,534.05
Provisions	'13'	20.39	60,950.13	27.88	13,576.15
		2,291.91	172,036.60	1,875.65	44,110.20
NET CURRENT ASSETS		(998.74)	42,705.54	276.53	42,574.90
MISCELLANEOUS EXPENDITURE (to the extent not written off or adjusted)	'14'	0.26	9.81	-	42.40
TOTAL		8,808.24	562,674.27	5,663.76	232,891.67
Significant Accounting Policies and Notes on Accounts	'20'				

As per our report annexed.

For SINGHI & CO.
Chartered Accountants

RAJIV SINGHI
Partner
Membership No. 53518

Camp: Mumbai
Dated: The 20th day of June, 2008

S. Talukdar
Executive President & CFO

Anil Malik
Company Secretary

For and on behalf of the Board

Kumar Mangalam Birla – *Chairman*
D. Bhattacharya – *Managing Director*
M. M. Bhagat – *Director*

CONSOLIDATED PROFIT & LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2008

(Rs. in Million)

	Schedule	Year ended 31st March, 2008 Share in Joint Ventures	Year ended 31st March, 2008 Consolidated	Year ended 31st March, 2007 Share in Joint Ventures	Year ended 31st March, 2007 Consolidated
INCOME					
Gross Sales and Operating Revenues	'15'	5,825.54	618,408.55	3,845.27	209,312.17
Less: Excise Duty		-	18,280.32	-	16,151.09
Net Sales and Operating Revenues		5,825.54	600,128.23	3,845.27	193,161.08
Other Income	'16'	110.28	6,560.33	25.25	4,090.63
		5,935.82	606,688.56	3,870.52	197,251.71
EXPENDITURE					
(Increase)/ Decrease in Stocks	'17'	-	(1,457.20)	1.05	(4,501.25)
Trade Purchases		0.01	357.55	3.50	233.69
Manufacturing and Other Expenses	'18'	3,858.57	534,877.35	2,535.81	153,122.84
Interest and Finance Charges	'19'	351.59	18,490.97	290.05	3,134.70
Depreciation		759.71	24,510.46	591.63	7,793.13
Impairment		-	54.73	-	852.40
		4,969.88	576,833.86	3,422.04	160,635.51
PROFIT BEFORE TAX		965.94	29,854.70	448.48	36,616.20
Provision for Current Tax		0.05	9,713.25	0.04	9,942.42
Provision for Deferred Tax		56.36	(738.21)	0.93	(478.46)
Provision for Fringe Benefit Tax		6.42	122.63	5.23	120.71
Tax adjustment for earlier years (Net)		-	(5,480.92)	-	1.18
PROFIT BEFORE MINORITY INTEREST		903.11	26,237.95	442.28	27,030.35
Minority Interest		-	2,206.18	-	161.28
Share in (Profit)/ Loss of Associates (Net)		-	158.53	-	11.54
NET PROFIT		903.11	23,873.24	442.28	26,857.53
Balance brought forward from Previous year		(2,157.79)	(1,063.91)	(1,726.83)	(1,317.99)
Adjustment for change in holding in a Joint Venture		34.79	34.79	222.00	222.00
Adjustment of Exploration and Evaluation Expenditure		-	(101.86)	-	-
Accumulated Losses on Amalgamation		-	-	(1,084.44)	(1,084.44)
Transfer to General Reserve on Consolidation		-	-	-	559.52
Adjustment for Employees Benefits		-	-	(10.80)	(10.94)
Transfer from Debenture Redemption Reserve		-	1,721.70	-	1,450.00
BALANCE AVAILABLE FOR APPROPRIATIONS		(1,219.89)	24,463.96	(2,157.79)	26,675.68
Debenture Redemption Reserve		-	50.00	-	186.84
Special Reserve		-	9.40	-	12.73
Dividend on Preference Shares		-	0.24	-	-
Dividend Tax on Preference Shares		-	0.04	-	-
Interim Dividend on Equity Shares		-	-	-	1,773.44
Tax on Interim Dividend		-	-	-	248.73
Proposed Dividend on Equity Shares		-	2,284.84	-	15.91
Tax on Proposed Dividend		-	391.56	-	5.96
Transfer to General Reserve		-	25,629.05	-	25,495.98
Balance Carried to Balance Sheet		(1,219.89)	(3,901.17)	(2,157.79)	(1,063.91)
		(1,219.89)	24,463.96	(2,157.79)	26,675.68
Earnings per Share (EPS):					
Basic EPS (in Rs.)			20.45		26.73
Diluted EPS (in Rs.)			20.34		26.73
Basic EPS before Tax adjustment for earlier years (in Rs.)			15.76		26.73
Diluted EPS before Tax adjustment for earlier years (in Rs.)			15.67		26.73
Significant Accounting Policies and Notes on Accounts	'20'				

As per our report annexed.

For SINGHI & CO.
Chartered Accountants

RAJIV SINGHI
Partner
Membership No. 53518

Camp: Mumbai
Dated: The 20th day of June, 2008

S. Talukdar
Executive President & CFO

Anil Malik
Company Secretary

For and on behalf of the Board

Kumar Mangalam Birla – *Chairman*
D. Bhattacharya – *Managing Director*
M. M. Bhagat – *Director*

CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED 31ST MARCH, 2008

	For the year ended 31st March, 2008	(Rs. in Million) For the year ended 31st March, 2007
A. CASH FLOW FROM OPERATING ACTIVITIES		
Profit before Tax	29,854.70	36,616.20
Adjustment For:		
Interest and Finance Charges	18,490.97	3,134.70
Depreciation	24,510.46	7,793.13
Impairement	54.73	852.40
Unrealised Exchange (Gain)/ Loss (Net)	164.98	957.00
Employees Stock Option	24.55	-
Provisions/ Provisions written-back (Net)	(519.13)	(17.23)
Miscellaneous Expenditure written-off	50.48	51.27
Write-off and amortization of fair value adjustments	(9,482.08)	-
Impact of Foreign Exchange translation (Net)	(1,332.32)	-
Investing Activities (Net)	(6,029.93)	(3,867.19)
Operating Profit before Working Capital changes	55,787.41	45,520.28
Change in Working Capital:		
Inventories	3,456.88	(3,149.38)
Trade and other Receivables	8,104.16	(3,673.12)
Trade Payables	(3,978.58)	1,475.11
Cash generation from Operation	63,369.87	40,172.89
Payment of Miscellaneous Expenditure	(17.12)	(14.34)
Payment of Direct Taxes	(9,353.60)	(5,898.98)
Net Cash generated/ (used) - Operating Activities	53,999.15	34,259.57
B. CASH FLOW FROM INVESTMENT ACTIVITIES		
Purchase of Fixed Assets	(27,857.47)	(28,808.69)
Sale of Fixed Assets	350.93	6,903.38
Acquisitions of Subsidiaries	(139,024.65)	-
Purchase/ Sale of Investments (Net)	(21,502.67)	(46,198.00)
Interest Received	2,362.89	1,735.81
Dividend Received	4,947.04	2,427.12
Net Cash generated/ (used) - Investing Activities	(180,723.93)	(63,940.38)

CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED 31ST MARCH, 2008

(Rs. in Million)

	For the year ended 31st March, 2008	For the year ended 31st March, 2007
C. CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Shares issued (Net of Expenses)	25,242.05	18,039.52
Proceeds/ Repayments of Long Term Borrowings (Net)	126,162.28	32,997.57
Proceeds/ Repayments of Short Term Borrowings (Net)	960.36	(10,976.84)
Interest and Finance Charges	(23,118.06)	(6,505.50)
Dividend Paid (including Dividend Tax)	(101.31)	(4,523.57)
Net Cash generated/ (used) - Financing Activities	129,145.32	29,031.18
Net Increase/(Decrease) in Cash and Cash Equivalents	2,420.53	(649.63)
Add: Opening Cash and Cash Equivalents	10,101.39	10,757.52
Add: Cash and Cash Equivalents taken over on acquisition	4,063.79	0.20
Add: Adjustment for change in holding in a Joint Venture	(25.86)	(6.70)
Add: Exchange variation on Cash and Cash Equivalents	532.22	-
Closing Cash and Cash Equivalents	**17,092.07**	**10,101.39**

Notes:

1. Closing cash & cash equivalents represents Cash and Bank Balances except Rs. 76.65 million (Previous year Rs. 243.26 million) lying in designated account with scheduled banks on account of unclaimed Dividend, Fractional coupons of Shares etc., which are not available for use by the Company.
2. Figures have been regrouped/ rearranged wherever necessary.

As per our report annexed.

For SINGHI & CO.
Chartered Accountants

RAJIV SINGHI
Partner
Membership No. 53518

Camp: Mumbai
Dated: The 20th day of June, 2008

S. Talukdar
Executive President & CFO

Anil Malik
Company Secretary

For and on behalf of the Board

Kumar Mangalam Birla – *Chairman*
D. Bhattacharya – *Managing Director*
M. M. Bhagat – *Director*

SCHEDULES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

(Rs. in Million)

	Nos	As at 31st March, 2008 Share in Joint Ventures	As at 31st March, 2008 Consolidated	As at 31st March, 2007 Share in Joint Ventures	As at 31st March, 2007 Consolidated
SCHEDULE '1'					
SHARE CAPITAL					
Equity Share Capital:					
Equity Shares of Re.1/- each fully paid-up	1,227,190,692	2,307.15	1,227.19	2,283.40	927.81
Equity Shares of Re.1/- each (Called & paid-up of Re. 0.50 each)	-	-	-	-	115.76
		2,307.15	1,227.19	2,283.40	1,043.57
Less: Face value of Shares forfeited	60,500	-	0.06	-	0.06
		2,307.15	1,227.13	2,283.40	1,043.51
Add: Forfeited Shares Account (Amount Paid-up)		-	0.03	-	0.03
		2,307.15	1,227.16	2,283.40	1,043.54
Less: Calls-in-Arrears		-	0.68	-	0.29
		2,307.15	1,226.48	2,283.40	1,043.25
SCHEDULE '2'					
RESERVES AND SURPLUS					
Capital Reserve		122.56	2,976.68	124.57	3,048.53
Capital Redemption Reserve		-	1,011.59	-	1,011.59
Securities Premium Reserve		1,826.11	44,507.34	1,612.76	21,631.06
Debenture Redemption Reserve		-	825.00	-	2,496.70
Employee Stock Options		3.26	24.55	-	-
Special Reserve		-	71.31	-	61.91
Foreign Currency Translation Reserve		-	705.08	-	1,041.42
Hedging Reserve		-	11.03	-	(113.48)
Amalgamation Reserve		55.76	55.76	56.68	56.68
General Reserve		-	124,562.22	-	98,966.18
Profit & Loss Account Balance		(1,219.89)	(3,901.17)	(2,157.79)	(1,063.91)
		787.80	170,849.39	(363.78)	127,136.68
SCHEDULE '3'					
SECURED LOANS					
Debentures		-	3,500.00	-	10,386.80
Loans from Banks		4,084.30	104,657.28	2,270.60	60,969.23
Other Loans		642.07	872.73	846.70	1,233.03
		4,726.37	109,030.01	3,117.30	72,589.06
SCHEDULE '4'					
UNSECURED LOANS					
Fixed Deposits		-	30.89	-	117.52
Debentures/ Senior Notes		-	58,684.93	-	-
Short Term Loans:					
From Banks		766.45	25,814.54	471.15	8,841.79
From Others		0.18	91.02	-	-
Other Loans:					
From Banks		-	127,365.84	-	2,243.56
From Others		163.02	2,507.10	154.76	637.47
		929.65	214,494.32	625.91	11,840.34

SCHEDULE '5'
FIXED ASSETS

(Rs. in Million)

	ORIGINAL COST				DEPRECIATION				IMPAIRMENT				NET BOOK VALUE			
	As at 31st March, 2008		As at 31st March, 2007		As at 31st March, 2008		As at 31st March, 2007		As at 31st March, 2008		As at 31st March, 2007		As at 31st March, 2008		As at 31st March, 2007	
	Share in Joint Ventures	Consolidated	Share in Joint Ventures	Consolidated	Share in Joint Ventures	Consolidated	Share in Joint Ventures	Consolidated	Share in Joint Ventures	Consolidated	Share in Joint Ventures	Consolidated	Share in Joint Ventures	Consolidated	Share in Joint Ventures	Consolidated
A. Tangible Assets																
Mining Rights	-	11,198.87	-	8,391.04	-	3,410.45	-	1,866.21	-	-	-	-	-	7,788.42	-	6,524.83
Leasehold Land	18.22	886.19	25.36	881.22	5.89	75.28	11.30	70.49	-	-	-	-	12.33	810.91	14.06	810.73
Freehold Land	6.74	10,637.54	6.01	452.76	-	18.27	-	2.15	-	13.54	-	13.54	6.74	10,605.73	6.01	437.07
Buildings	54.34	44,912.39	49.56	10,793.86	16.56	5,191.91	11.91	2,169.52	-	170.75	-	218.99	37.78	39,549.73	37.65	8,405.35
Plant and Machinery	9,296.62	225,575.32	6,011.70	113,466.86	2,590.58	56,774.71	2,223.60	40,924.54	-	1,493.39	-	1,663.48	6,706.04	167,307.22	3,788.10	70,878.84
Vehicles and Aircraft	46.02	1,641.75	31.33	1,581.83	16.58	683.47	8.47	609.97	-	-	-	-	29.44	958.28	22.86	971.86
Furniture and Fittings	122.45	4,676.76	95.78	2,311.26	77.55	1,834.71	67.19	1,386.40	-	-	-	-	44.90	2,842.05	28.59	924.66
Railway Sidings	-	171.23	-	171.23	-	66.51	-	57.40	-	-	-	-	-	104.72	-	113.83
Live Stock	-	0.58	-	0.69	-	-	-	-	-	-	-	-	-	0.58	-	0.69
B. Intangible Assets	-															
Goodwill	5.30	88,328.74	5.39	1,594.20	-	-	-	-	-	-	-	-	5.30	88,328.74	5.39	1,594.20
Rehabilation Assets	-	596.29	-	579.34	-	222.40	-	106.69	-	-	-	-	-	373.89	-	472.65
Technology	-	7,063.66	-	297.02	-	586.44	-	154.53	-	-	-	-	-	6,477.22	-	142.49
Computer Software	97.25	1,166.91	70.36	355.41	62.09	471.18	41.75	286.40	-	0.20	-	0.20	35.16	695.53	28.61	68.81
Trade Marks	-	6,083.43	-	-	-	249.73	-	-	-	-	-	-	-	5,833.70	-	-
Entry/ Licence Fees	2,395.95	2,395.95	1,823.54	1,832.34	888.08	888.08	815.06	815.06	-	-	-	-	1,507.87	1,507.87	1,008.48	1,017.28
Customer Relationship	-	19,311.34	-	-	-	812.25	-	-	-	-	-	-	-	18,499.09	-	-
Favourable Contracts	-	5,543.62	-	-	-	769.02	-	-	-	-	-	-	-	4,774.60	-	-
Others	8.15	8.15	-	-	0.90	0.90	-	-	-	-	-	-	7.25	7.25	-	-
	12,051.04	430,198.72	8,119.03	142,709.06	3,658.23	72,055.31	3,179.28	48,449.36	-	1,677.88	-	1,896.21	8,392.81	356,465.53	4,939.75	92,363.49
C. Capital Work-in-Progress													932.17	24,571.14	446.40	19,169.47
													9,324.98	381,036.67	5,386.15	111,532.96

SCHEDULES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

(Rs. in Million)

	As at 31st March, 2008 Share in Joint Ventures	As at 31st March, 2008 Consolidated	As at 31st March, 2007 Share in Joint Ventures	As at 31st March, 2007 Consolidated
SCHEDULE '6'				
INVESTMENTS				
A. Long Term Investments:				
Government Securities	-	373.35	-	52.58
Shares in Associates				
Share in Net Assets	-	5,744.15	-	86.46
Goodwill/ Capital Reserve (Net)	-	30,997.99	-	-
Shares, Debentures, Bonds, Units of Mutual Funds and Others	-	5,118.80	-	4,817.32
B. Current Investments:				
Shares, Debentures, Bonds, Units of Mutual Funds and Others	481.74	96,687.96	1.08	73,785.05
	481.74	138,922.25	1.08	78,741.41
SCHEDULE '7'				
INVENTORIES				
Stores and Spare-parts	23.89	6,254.76	15.73	2,966.96
Coal and Fuel	-	955.76	-	947.85
Raw Materials	-	37,112.52	-	17,974.62
Work-in-Process	-	49,797.17	-	24,270.04
Finished Goods	0.04	16,703.39	0.04	1,730.56
Excise Duty on Stock	-	285.04	-	233.22
	23.93	111,108.64	15.77	48,123.25
SCHEDULE '8'				
SUNDRY DEBTORS				
Considered Good	213.38	67,173.76	190.66	15,485.21
Considered Doubtful	213.42	446.82	196.01	395.94
	426.80	67,620.58	386.67	15,881.15
Less: Provision for doubtful debts	213.42	446.82	196.01	395.94
	213.38	67,173.76	190.66	15,485.21
SCHEDULE '9'				
CASH AND BANK BALANCES				
Cash balance on hand	-	9.95	-	3.79
Cheques and Drafts in hand	25.73	284.74	20.19	756.13
Balance with Scheduled Banks:				
In Current Accounts	103.08	9,746.84	88.00	1,955.09
In Call Account	-	12.31	-	2.42
In Deposit Account	302.87	6,501.82	1,494.54	7,404.11
Balance with Others:				
In Current Accounts	-	613.06	-	223.11
	431.68	17,168.72	1,602.73	10,344.65

SCHEDULES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

(Rs. in Million)

	As at 31st March, 2008 Share in Joint Ventures	As at 31st March, 2008 Consolidated	As at 31st March, 2007 Share in Joint Ventures	As at 31st March, 2007 Consolidated
SCHEDULE '10'				
OTHER CURRENT ASSETS				
Accrued Interest				
On Investments	-	20.48	-	13.54
On Inter Corporate Deposits and Deposit in Banks	3.81	98.57	-	192.77
On Others	-	49.77	10.33	54.77
Accrued Export and other Incentives	-	535.07	-	958.68
	3.81	703.89	10.33	1,219.76
SCHEDULE '11'				
LOANS AND ADVANCES				
Advances recoverable in cash or in kind or for value to be received/adjusted	599.36	16,199.29	323.02	9,229.76
Balance with Customs, Port Trusts, Excise etc.	21.01	1,522.07	9.67	1,069.47
Inter Corporate Deposits	-	521.25	-	868.48
Trident Trust	-	344.52	-	344.52
	620.37	18,587.13	332.69	11,512.23
SCHEDULE '12'				
CURRENT LIABILITIES				
Sundry Creditors	1,770.38	105,520.71	1,527.36	27,174.19
Customers' Credit Balances and Advances against orders	351.29	3,140.28	225.92	1,768.70
Investor Education and Protection Fund shall be credited by the following:				
Unpaid Dividends	-	70.88	-	239.37
Unpaid Application/Call Money due for Refund	-	3.45	-	4.01
Unpaid Matured Deposits	-	0.35	-	0.47
Interest accrued on above	-	0.18	-	0.70
Other Liabilities	141.82	1,395.26	92.94	735.30
Interest accrued but not due on Debentures, Loans and Deposits	8.03	955.36	1.55	611.31
	2,271.52	111,086.47	1,847.77	30,534.05
SCHEDULE '13'				
PROVISIONS				
Provision for Taxation (Net)	(50.05)	7,945.59	(19.53)	10,672.75
Dividends	-	2,285.08	-	15.91
Dividend Tax	-	391.60	-	5.96
Employee Benefits	29.41	21,111.61	25.11	1,949.86
Other Provisions	41.03	29,216.25	22.30	931.67
	20.39	60,950.13	27.88	13,576.15
SCHEDULE '14'				
MISCELLANEOUS EXPENDITURE				
(To the extent not written off or adjusted)				
Compensation under VRS	-	5.37	-	34.70
Others	0.26	4.44	-	7.70
	0.26	9.81	-	42.40

SCHEDULES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

(Rs. in Million)

	Year ended 31st March, 2008 Share in Joint Ventures	Consolidated	Year ended 31st March, 2007 Share in Joint Ventures	Consolidated
SCHEDULE '15'				
GROSS SALES AND OPERATING REVENUES				
A. Sales and Services				
Net Sales	5,822.52	596,962.99	3,845.27	190,589.35
Excise Duty	-	18,280.32	-	16,151.09
Gross Sales	5,822.52	615,243.31	3,845.27	206,740.44
B. Operating Revenues				
Export and other Incentives	-	2,137.06	-	2,183.08
Miscellaneous Receipts and Claims	3.02	1,028.18	-	388.65
	3.02	3,165.24	-	2,571.73
	5,825.54	618,408.55	3,845.27	209,312.17
SCHEDULE '16'				
OTHER INCOME				
Rent Received	-	54.65	-	45.68
Profit/(Loss) on Fixed Assets sold/discard (Net)	(0.77)	(47.06)	0.17	227.15
Income from Current Investments:				
Dividend	-	3,307.27	-	1,329.78
Profit/(Loss) on sale of Investments (Net)	37.43	247.51	7.16	333.69
Change in carrying amount of Investments (Net)	-	(126.23)	-	6.29
Income from Long Term Investments:				
Interest	-	107.26	-	81.25
Dividend	-	107.36	-	381.28
Profit/(Loss) on sale of Investments (Net)	-	461.40	-	234.92
(Diminution)/ write back in carrying cost of Investments (Net)	-	4.05	-	(2.51)
Interest from Inter Corporate Deposit and Deposit in Banks	73.62	245.01	-	259.99
Interest from Others	-	1,715.52	15.06	1,019.07
Miscellaneous Income	-	483.59	2.86	174.04
	110.28	6,560.33	25.25	4,090.63
SCHEDULE '17'				
(INCREASE)/ DECREASE IN STOCKS				
Opening Stocks:				
Work-in-Process	-	24,270.04	-	20,119.08
Finished Goods	0.04	1,963.78	1.09	1,600.28
Opening Stocks of acquired Subsidiary				
Work-in-Process	-	25,599.05	-	-
Finished Goods	-	14,324.24	-	-
	0.04	66,157.11	1.09	21,719.36
Less: Closing Stocks:				
Work-in-Process	-	49,797.17	-	24,270.04
Finished Goods	0.04	16,988.43	0.04	1,963.78
	0.04	66,785.60	0.04	26,233.82
	-	(628.49)	1.05	(4,514.46)
Less: Change in Excise Duty on Stock	-	(51.82)	-	(13.21)
Less: Currency Translation Adjustment	-	880.53	-	-
	-	(1,457.20)	1.05	(4,501.25)

SCHEDULES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

(Rs. in Million)

	Year ended 31st March, 2008 Share in Joint Ventures	Year ended 31st March, 2008 Consolidated	Year ended 31st March, 2007 Share in Joint Ventures	Year ended 31st March, 2007 Consolidated
SCHEDULE '18'				
MANUFACTURING AND OTHER EXPENSES				
Raw Materials Consumed	-	404,429.80	-	113,813.75
Power and Fuel (including cost of own generation)	204.01	31,166.81	103.66	18,584.94
Payments to and Provisions for Employees				
Salaries, Wages and Bonus	265.19	34,228.04	198.47	4,599.82
Contribution to Provident and other Funds	13.03	1,404.88	11.20	462.88
Employees Welfare	13.75	7,782.28	20.07	653.01
Other Expenses				
Consumption of Stores and Spare-parts	46.18	13,910.87	23.65	3,681.85
Repairs to Buildings	1.49	1,605.88	1.46	207.20
Repairs to Machinery	115.27	5,281.07	103.07	1,237.31
Rates and Taxes	601.72	1,348.56	252.99	380.06
Rent	101.32	1,126.94	56.33	242.74
Insurance	4.12	1,042.98	3.43	402.16
Auditors' Remuneration	1.93	395.98	1.26	34.80
Research and Development	-	1,887.78	-	38.48
Discount on Sales	-	140.37	-	125.06
Commission on Sales	391.31	965.58	276.13	572.92
Freight and Forwarding (Net)	-	15,001.51	-	2,646.55
Provision for doubtful debts/(written back) (Net)	21.22	54.94	28.60	75.68
Bad Debts written off	-	4.31	3.83	27.34
Donation	-	447.53	-	110.59
Directors' Fees	0.08	41.58	0.05	1.01
Directors' Commission	-	98.45	-	103.56
Miscellaneous Expenditure written off	-	50.48	-	51.27
Liability no longer required written back (Net)	(12.11)	(607.40)	(15.41)	(123.18)
Miscellaneous	2,090.06	13,068.13	1,467.02	5,193.04
	3,858.57	534,877.35	2,535.81	153,122.84

	Year ended 31st March, 2008 Share in Joint Ventures	Year ended 31st March, 2008 Consolidated	Year ended 31st March, 2007 Share in Joint Ventures	Year ended 31st March, 2007 Consolidated
SCHEDULE '19'				
INTEREST AND FINANCE CHARGES				
Interest on Debentures and other Fixed Loans	376.80	18,297.80	268.51	3,541.88
Interest on Others	2.82	1,313.36	15.15	670.86
Other Finance Charges	(28.03)	2,477.41	6.39	672.72
	351.59	22,088.57	290.05	4,885.46
Less: Interest Capitalised	-	3,597.60	-	1,750.76
	351.59	18,490.97	290.05	3,134.70

SCHEDULE '20'

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

A. PRINCIPLES OF CONSOLIDATION

The Consolidated Financial Statements (CFS) relate to Hindalco Industries Limited (the Company), its Subsidiaries and its interest in Joint Ventures and Associates (the Group). The CFS have been prepared in accordance with Accounting Standard 21 on "Consolidated Financial Statements" (AS 21), Accounting Standard 27 on "Financial reporting of interests in Joint Ventures" (AS 27) and Accounting Standard 23 on "Accounting for Investments in Associates in Consolidated Financial Statements" (AS 23) and are prepared on the following basis:

(a) The financial statements of the Company and its Subsidiaries are combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses, after fully eliminating inter-group balances and inter-group transactions including unrealised profits/ losses in period end inventories. The difference between the Company's cost of investments in the Subsidiaries, over its portion of equity at the time of acquisition of shares is recognised in the consolidated financial statements as Goodwill or Capital Reserve as the case may be. Minority Interest's share in net profit/ loss of consolidated subsidiaries for the year is adjusted against the income of the Group in order to arrive at the net income attributable to shareholders of the Company. Minority Interest's share in net assets of consolidated subsidiaries is presented in the Consolidated Balance Sheet separate from liabilities and the equity of the Company's shareholders. Minority Interest in the consolidated financial statements is identified and recognised after taking into consideration.

i) The amount of equity attributable to minorities at the date on which investments in a subsidiary is made.

ii) The minorities' share of movement in equity since the date parent- subsidiary relationship came into existence.

iii) The losses attributable to the minorities are adjusted against the minority interest in the equity of the subsidiary.

iv) The excess of loss over the minority interest in the equity, is adjusted against General Reserve of the Company.

(b) In case of foreign subsidiaries, being non-integral foreign operations, revenue items are translated at the average rates prevailing during the period. Assets, liabilities and equity are translated at the closing rate. Any exchange difference arising on translation is recognized in the "Foreign Currency Translation Reserve".

(c) Interest in jointly controlled entities, where the Company is direct venturer, are accounted for using proportionate consolidation in accordance with AS 27. The difference between cost of the Company's interest in jointly controlled entities over its share of net assets in the jointly controlled entities, at the date on which interest is acquired, is recognized in the CFS as Goodwill or Capital Reserve as the case may be.

(d) Investment in Associates are accounted for using equity method in accordance with AS 23. For this investments are initially recorded at cost, any goodwill/ capital reserve arising at the time of acquisition are identified and carrying amount of investment are adjusted thereafter for the post acquisition share of profits/ loss.

(e) The CFS are prepared by using uniform accounting policies for like transactions and other events in similar circumstances and necessary adjustments required for deviations, if any to the extent possible, are made in the CFS and are presented in the same manner as the Company's separate financial statements except otherwise stated elsewhere in this schedule.

(f) During the year the Company has acquired Novelis Inc. Generally accepted accounting principles in India (Indian GAAP) does not provide any specific guidance on accounting for business combination. Hence the Company has adopted the principles of International Financial Reporting Standards 3 (IFRS 3 - Accounting for Business Combinations).

B. SIGNIFICANT ACCOUNTING POLICIES

1. Accounting Convention

The financial statements are prepared under the historical cost convention, on an accrual basis and in accordance with the generally accepted accounting principles in India, the applicable mandatory Accounting Standards as notified by the Companies (Accounting Standard) Rules, 2006 and the relevant provisions of the Companies Act, 1956 of India.

2. Use of Estimates

The preparation of financial statements require estimates and assumptions to be made that affect the reported amount of assets and liabilities on the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Difference between the actual results and estimates are recognized in the period in which the results are known / materialized.

3. Fixed Assets

(a) Tangible Assets are stated at cost less accumulated depreciation and impairment loss, if any. Cost comprises of purchase price and any attributable cost of bringing the assets to its working condition for its intended use.

(b) Intangible Assets are stated at cost less accumulated amortization. Cost includes any directly attributable expenditure on making the asset ready for its intended use.

(c) Machinery spares which can be used only in connection with an item of Fixed Asset and whose use is not of regular nature are written off over the estimated useful life of the relevant asset

SCHEDULE '20' (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS (Contd.)

4. **Depreciation and Amortization**
   (a) Depreciation on Fixed Assets has been provided using Straight Line Method based on estimated useful life or on the basis of depreciation rates prescribed under respective local laws.
   (b) Leasehold land (including mining rights are) amortized over the period of lease on straight line basis.
   (c) Intangible assets, other than Goodwill, are amortized over their estimated useful lives on straight line basis.
   (d) Depreciation on assets acquired under finance lease is spread over the lease term.

5. **Impairment**

   An asset is treated as impaired when the carrying cost of assets exceeds its recoverable value being higher of value in use and net selling price. Value in use is computed at net present value of cash flow expected over the balance useful life of the assets. An impairment loss is recognized as an expense in the Profit and Loss Account in the year in which an asset is identified as impaired. The impairment loss recognized in prior accounting period is reversed if there has been an improvement in recoverable amount.

6. **Leases**
   (a) Lease payments under an operating lease recognized as expense in the statement of profit and loss as per terms of lease agreement.
   (b) Finance leases prior to 1st April, 2001: Lease rental recognized as expense in the statement of profit and loss as per terms of lease agreement.
   (c) Finance leases on or after 1st April, 2001: The lower of the fair value of the assets and the present value of the minimum lease rental is recorded as fixed assets with corresponding amount shown as unsecured Loan. The principal component in the lease rental is adjusted against the lease liability and the interest component is charged to profit and loss account as interest cost.

7. **Investments**
   (a) Long term Investments are carried at cost after deducting provision, if any, for diminution in value considered to be other than temporary in nature.
   (b) Current investments are stated at lower of cost and fair value.

8. **Inventories**
   (a) Inventories of stores and spare parts are valued at or below cost after providing for cost of obsolescence and other anticipated losses, wherever considered necessary.
   (b) Inventories of items other than those stated above are valued 'At cost or Net Realizable Value, whichever is lower'. Cost is generally determined on weighted average cost basis and wherever required, appropriate overheads are taken into account. Net Realizable Value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs necessary to make the sale.
   (c) Materials and other supplies held for use in the production of inventories are not written down below cost if the finished products in which they will be incorporated are expected to be sold at or above cost

9. **Foreign Currency Transactions**

   Transactions in foreign currency are recorded at the rate of exchange prevailing on the date of transaction. Year-end balance of foreign currency transactions is translated at the year-end rates. Exchange differences arising on settlement of monetary items or on reporting monetary items at rates different from those at which they were initially recorded during the period or reported in previous financial statements are recognized as income or as expenses in the period in which they arise.

10. **Employee benefits**

    Employee benefits of short-term nature are recognized as expense as and when it accrues. Long term employee benefits (e.g. long-service leave) and post employments benefits (e.g. gratuity), both funded and unfunded, are recognized as expense based on actuarial valuation at year end which takes into account actuarial gains and losses.

11. **Revenue Recognition**

    Sales revenue is recognized on the transfer of significant risk and rewards of the ownership of the goods to the buyer and stated at net of trade discount and rebates. Export incentives, certain insurance, railway and other claims where quantum of accruals can not be ascertained with reasonable certainty, are accounted on acceptance basis.

12. **Borrowing Cost**

    Borrowing cost directly attributable to the acquisition or construction of qualifying assets are capitalized. Other borrowing costs are recognized as expenses in the period in which they are incurred. In determining the amount of borrowing costs eligible for capitalization during a period, any income earned on the temporary investment of those borrowings is deducted from the borrowing costs incurred.

13. **Taxation**

    Provision for current income tax is made in accordance with Local laws. Deferred tax liabilities and assets are recognized at substantively enacted tax rates, subject to the consideration of prudence, on timing difference

14. **Derivative Instruments**
    (a) Risks associated with fluctuations in the price of the Company's products (copper, alumina, aluminium and precious metals) are minimized by hedging on futures market. The results of metal hedging contracts /

SCHEDULE '20' (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS (Contd.)

transactions are recorded at their settlement as part of raw material cost or sales as the case may be. Portion of the cash flow to the extent of underlying physical transactions having not been completed is carried forward as cost of Inventory till the completion of the underlying physical transaction.

(b) The Company uses derivative financial instruments such as forward exchange contracts and currency swaps and option to hedge its risks associated with foreign currency fluctuations. In respect of transactions covered by Forward Exchange Contracts, the difference between the forward rate and the exchange rate at inception of contract is recognized as income or expense over the life of the contract.

(c) Transactions covered by cross currency swap and options contracts to be settled on future dates are recognized at the year end rates of the underlying foreign currency. Effects arising of swap contracts are being adjusted on the date of settlement.

15. **Research and Development**

Expenditure incurred during research phase are charged to revenue when no intangible asset arises from such research. Assets procured for research and development activities are generally capitalized.

16. **Government Grants**

Government Grants are recognized when there is a reasonable assurance that the same will be received. Revenue grants are recognized in the Profit and Loss Account. Capital grants relating to specific fixed assets are reduced from the gross value of the respective fixed assets. Other capital grants are credited to Capital Reserve.

17. **Provisions, Contingent Liabilities and Contingent Assets**

Provision is recognized when there is a present obligation as a result of a past event that probably requires an outflow of resources and a reliable estimate can be made of the amount of the obligation. Disclosure for contingent liability is made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. No provision is recognized or disclosure for contingent liability is made when there is a possible obligation or a present obligation and the likelihood of outflow of resources is remote. Contingent Asset is neither recognized nor disclosed in the financial statements.

C. NOTES ON ACCOUNTS

1. (a) The list of subsidiaries, joint ventures and associates which are included in the CFS of the Company and the Company's effective ownership interest therein are as under:

Name of the Company	Relationship	Country of Incorporation	Group's proportion of Ownership Interest
Indal Exports Limited	Subsidiary	India	100.00%
Minerals & Minerals Limited	Subsidiary	India	100.00%
Bihar Caustic & Chemicals Limited	Subsidiary	India	54.65%
Utkal Alumina International Limited	Subsidiary	India	100.00%
Suvas Holdings Limited	Subsidiary	India	51.00%
Renukeshwar Investments & Finance Limited	Subsidiary	India	100.00%
Renuka Investments & Finance Limited	Subsidiary	India	100.00%
Dahej Harbour and Infrastructure Limited	Subsidiary	India	100.00%
Lucknow Finance Company Limited	Subsidiary	India	100.00%
Hindalco-Almex Aerospace Limited	Subsidiary	India	70.00%
Tubed Coal Mines Limited	Subsidiary	India	60.00%
East Coast Bauxite Mining Company Private Limited	Subsidiary	India	74.00%
Birla Resources Pty Limited	Subsidiary	Australia	100.00%
Aditya Birla Minerals Limited (Consolidated)	Subsidiary	Australia	51.00%
AV Minerals (Netherlands) B.V.	Subsidiary	Netherland	100.00%
AV Metals Inc.	Subsidiary	Canada	100.00%
AV Aluminum Inc.	Subsidiary	Canada	100.00%
Novelis Inc. (Consolidated)	Subsidiary	Canada	100.00%
IDEA Cellular Limited	Joint Venture	India	8.66%
Mahan Coal Limited	Joint Venture	India	50.00%
Aditya Birla Science & Technology Company Limited	Associate	India	49.00%

(b) For the purpose of consolidation, the audited consolidated financial statements of Aditya Birla Minerals Limited reflecting consolidation for following entities as at 31st March 2008 prepared in accordance with International Financial Reporting Standard have been restated, where considered material, to comply with Generally Accepted Accounting Principles in India. Disclosure in respect of these foreign subsidiaries are given to the extent of available information

SCHEDULE '20' (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS (Contd.)

Name of the Company	Relationship	Country of Incorporation	Group's proportion of Ownership Interest#
Birla Maroochydore Pty Limited	Subsidiary	Australia	51.00%
Birla Nifty Pty Limited	Subsidiary	Australia	51.00%
Birla Mt Gordon Pty Limited	Subsidiary	Australia	51.00%

Group's proportion of Voting Power is 100%.

(c) For the purpose of consolidation, the consolidated financial statements of Novelis Inc. reflecting consolidation for following entities as at 31st March 2008 have been prepared in accordance with Generally Accepted Accounting Principles in India and other recognised accounting practices and policies followed by the Company.

Name of the Company	Relationship	Country of Incorporation	Group's proportion of Ownership Interest
Novelis Belgique SA	Subsidiary	Belgium	100.00%
Novelis Benelux NV	Subsidiary	Belgium	100.00%
Albrasilis - Aluminio do Brasil Industria e Comercia Ltda	Subsidiary	Brazil	99.99%
Novelis do Brasil Ltda.	Subsidiary	Brazil	99.99%
4260848 Canada Inc.	Subsidiary	Canada	100.00%
4260856 Canada Inc.	Subsidiary	Canada	100.00%
Novelis Cast House Technology Ltd.	Subsidiary	Canada	100.00%
Novelis No. 1 Limited Partnership	Subsidiary	Canada	100.00%
Novelis Foil France SAS	Subsidiary	France	100.00%
Novelis Lamines France SAS	Subsidiary	France	100.00%
Novelis PAE SAS	Subsidiary	France	100.00%
Novelis Aluminium Beteiligungs GmbH	Subsidiary	Germany	100.00%
Novelis Deutschland GmbH	Subsidiary	Germany	100.00%
Novelis Aluminium Holding Company	Subsidiary	Ireland	100.00%
Novelis Italia SpA	Subsidiary	Italy	100.00%
Novelis Luxembourg SA	Subsidiary	Luxembourg	100.00%
Alcom Nikkei Specialty Coatings Sdn Berhad	Subsidiary	Malaysia	100.00%
Aluminum Company of Malaysia Berhad	Subsidiary	Malaysia	58.24%
Al Dotcom Sdn Berhad #	Subsidiary	Malaysia	58.24%
Novelis (India) Infotech Ltd.	Subsidiary	India	100.00%
Novelis de Mexico SA de CV	Subsidiary	Mexico	100.00%
Novelis Korea Ltd.	Subsidiary	South Korea	67.90%
Novelis Sweden AB	Subsidiary	Sweden	100.00%
Novelis AG	Subsidiary	Switzerland	100.00%
Novelis Switzerland SA	Subsidiary	Switzerland	100.00%
Novelis Technology AG	Subsidiary	Switzerland	100.00%
Novelis Automotive UK Ltd.	Subsidiary	UK	100.00%
Novelis Europe Holdings Limited	Subsidiary	UK	100.00%
Novelis UK Ltd.	Subsidiary	UK	100.00%
Aluminum Upstream Holdings LLC (Delaware)	Subsidiary	USA	100.00%
Eurofoil, Inc. (USA) (New York)	Subsidiary	USA	100.00%
Logan Aluminium Inc. (Delaware) ##	Subsidiary	USA	40.00%
Novelis Corporation (Texas)	Subsidiary	USA	100.00%
Novelis Finances USA LLC (Delaware)	Subsidiary	USA	100.00%
Novelis PAE Corp (Delaware)	Subsidiary	USA	100.00%
Novelis South America Holdings LLC	Subsidiary	USA	100.00%
Consorcio Candonga	Associate	Brazil	50.00%
France Aluminium Recyclage SA	Associate	France	20.00%
Aluminium Norf GmbH	Associate	Germany	50.00%
Deutsche Aluminium Verpackung Recycling GmbH	Associate	Germany	30.00%
MiniMRF LLC (Delaware)	Associate	USA	50.00%

Group's proportion of Voting Power is 100%.

Subsidiary on account of management control.

SCHEDULE '20' (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS (Contd.)

d. Disclosure in respect of foreign subsidiaries are given to the extend of available information.

2. The CFS for the year ended 31st March, 2007 were drawn up after taking into consideration unaudited accounts of IDEA Cellular Limited (Consolidated) and Aditya Birla Science & Technology Company Limited as available then. Since audited accounts of both these companies are now available, the consolidated figures for the year ended 31st March, 2007 included in this CFS have been restated as under:

(Rs. in Million)

BALANCE SHEET:	Restated	Original
Reserves and Surplus	127,136.68	128,179.21
Deferred Tax Liability (Net)	11,715.50	11,714.57
Gross Block	142,709.06	143,744.29
Capital Work-in-Progress	19,169.47	19,166.36
Investments	78,741.41	78,747.78
Sundry Debtors	15,485.21	15,485.18
Cash and Bank Balances	10,344.65	10,344.67
Loans and Advances	11,512.23	11,511.54
Current Liabilities	30,534.05	30,529.70
Provisions	13,576.15	13,576.69
PROFIT AND LOSS ACCOUNT:		
Other Income	4,090.63	4,090.45
(Increase)/ Decrease in Stocks	(4,501.25)	(4,501.23)
Trade Purchases	233.69	233.67
Manufacturing and Other Expenses	153,122.84	153,122.88
Interest and Finance Charges	3,134.70	3,134.48
Provision for Deferred Tax	(478.46)	(479.39)
Profit before Minority Interest	27,030.35	27,031.28
Share in Profit/ Loss of Associates (Net)	11.54	5.17
Net Profit	26,857.53	26,864.83

3. Tax adjustment for earlier years (net) includes write back of provision for tax resulting from change in estimation of tax liability on progress in tax assessments.

4. (a) In view of different sets of environment in which Australian subsidiaries namely Aditya Birla Mineral Ltd., Birla Nifty Pty Ltd., Birla Mount Gordon Pty Ltd and Birla Resources Pty Ltd.are operating, Accounting policies followed in respect of following items by them are different from the accounting policies followed by the Company.

Particulars	Accounting Policies		Rs. in Million		Proportion	
	Parent	Subsidiary	2007-08	2006-07	2007-08	2006-07
Environment & rehabilitation expenditure	The cost of reclamation of mined out land, forestation are treated as part of raw material when cost incurred.	Provision for estimated future cost of environmental and rehabilitation using net present value are made and capitalized as mine properties and amortized over remaining life of the mine. Any change in net present value at Balance sheet date is considered as borrowing cost.	596.29	729.79	100	100

(b) In view of different sets of environment in which foreign subsidiaries operate in their respective countries, provision for depreciation is made to comply with local laws and by use of management estimate. It is practically not possible to align rates of depreciation of such subsidiaries with those of the Company. However on review, the management is of the opinion that provision of such depreciation is adequate,

SCHEDULE '20' (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS (Contd.)

(c) During the period Aditya Birla Minerals Limited, one of the subsidiaries of the Company, has changed its accounting policy in respect of "Exploration and Evaluation Expenditure" of Mines with retrospective effect from 1st April 2006. As per changed accounting policy such expenditure is charged against revenue as incurred instead of hitherto followed practice of generally being carried forward based on management estimation of recovery of such cost from future operation, The impact of Rs.101.86 million (net of Minority Interest of Rs. 97.86 million) up to 31st March 2007 has been adjusted against opening Profit and Loss Account Balance.

5. Construction work-in-progress of a subsidiary company include Rs.3.40 million (Previous year Rs. 3.40 million) being tax paid on behalf of the then CEO and Whole-time Director on his remuneration for the period from 1st July, 2000 to 31st January, 2002 in accordance with Section 10(5B) of the Income Tax Act, 1961. It has been legally advised that provisions of Section 10(5B) of the Income Tax Act, 1961 has an overriding effect on the provisions of Section 200 of the Companies Act, 1956 and accordingly it believes that the Central Government's approval is not required for the purpose.

6. (a) On 15th May, 2007, the Company has acquired Novelis Inc. (Novelis), the world's largest aluminium rolled product manufacturer through wholly-owned subsidiary A V Metals Inc. (Acquisition Sub) pursuant to a plan of arrangement (Arrangement) entered into on 10th February, 2007 and approved by the Ontario Superior Court of Justice on 14th May, 2007. As a result of the Arrangement, Acquisition Sub acquired all of Novelis' outstanding common shares at a price of USD 44.93 per share in exchange for cash payments. The aggregate purchase price for Novelis' common shares was USD 3.4 billion and the consideration and transaction costs paid by the Company has been allocated to the assets acquired and liabilities assumed in accordance with principles of IFRS 3 as under:

	USD in Million
Consideration	
Purchase of all outstanding 75,415,536 shares at $ 44.93 per share	3,388
Direct transaction costs incurred by Hindalco	17
Total Consideration	3,405
Allocation	
Assets acquired:	
Current assets	3,210
Property, plant and equipment	3,451
Goodwill	2,157
Intangible assets	913
Investment in and advances to non-consolidated affiliates	927
Fair value of derivative instruments - net of current portion	3
Deferred income tax assets	117
Other long-term assets	109
Total assets acquired	10,887
Liabilities assumed:	
Accounts payable	1,612
Accrued expenses and other current liabilities	750
Debt, including current portion and short-term borrowings	2,824
Deferred income tax liabilities, including current portion	1,038
Accrued postretirement benefits	382
Other long-term liabilities	723
Minority interests in equity of consolidated affiliates	153
Total liabilities assumed	7,482
Total Consideration	3,405

The purchase price allocation shown above includes a total of USD 685 million for the fair value of liabilities associated with unfavorable sales contracts. Of this amount, USD 655 million relates to unfavorable sales contracts in North America. These contracts include a ceiling over which metal prices cannot contractually be passed through to certain customers, unless adjusted. Subsequent to the Arrangement, the fair values of these liabilities are credited to Net sales over the remaining lives of the underlying contracts. The reduction of these liabilities does not affect the Company's cash flows.

SCHEDULE '20' (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS (Contd.)

Intangible assets include USD 124 million for a favorable energy supply contract in North America, recorded at its estimated fair value and USD 15 million for other favorable supply contracts in Europe. The goodwill resulting from the Arrangement reflects the value of our in-place workforce, deferred income taxes associated with the fair value adjustments and potential synergies. The valuation and the useful lives of tangible and intangible assets were based on the fair values arrived by independent professionals. To estimate fair values, the Company considered a number of factors, including the application of multiples to discounted cash flow estimates. There are considerable judgment with respect to cash flow estimates and appropriate multiples used in determining fair value.

(b) The CFS of the Company for the year ended 31st March, 2008 include Rs. 399,089.85 million in Net Sales and Operating Revenues, Rs. 330.01 million of loss in Net Profit and Rs. 140,498.50 million in Net Assets being the effect of acquisition of Novelis from 16th May, 2007.

7. During April 2007, the Company received a notice dated 24th March, 2007 from collector (Stamp) Kanpur, Uttar Pradesh alleging that stamp duty of Rs. 2,529.59 million is payable in view of order dated 18th November, 2002 of Hon' able High Court of Allahabad approving scheme of arrangement for merger of Copper business of Indo Gulf Corporation Limited with the Company. The Company feels that it has a strong case as there is no substantive/computation provision for levy/calculation of stamp duty on court order approving scheme of arrangement under Companies Act, 1956 within the provisions of Uttar Pradesh Stamp Act. The Company has filed a writ petition before the Hon' able High Court of Allahabad, inter alia, on the above said ground and also that the properties in question are located in the state of Gujarat and thus the collector has no territorial jurisdiction.

8. (a) In pursuance of announcement dated 29th March, 2008 of the Institute of Chartered Accountants of India on Accounting for Derivatives, mark to market losses on outstanding derivative instruments as on 31st March, 2008 stood at Rs. 220 million, arising from hedging transactions undertaken by the Company for its commodities and foreign currency related exposures. The Company does not hold or issue derivative financial instruments for trading or speculative purposes and all the derivative entered into by the Company are to mitigate or offset the risks that arise from their normal business activities only. The above mark to market loss is expected to flow back through future cash flows. The Company intends to go for early adoption of AS 30 on Financial Instruments: Recognition and Measurement which will take some time on account of associated complexities and documentation requirements. Pending adoption of AS 30, the Company has not provided for the losses on mark to market basis. The foreign subsidiaries account for derivative transaction under IFRS or US GAAP which comply with the requirement prescribed by the Institute for similar transactions

(b) The Company has entered into various derivative contracts for hedging foreign exchange exposures. The transactions outstanding as on 31st March 2008 are as under:

(Rs. in Million)

Category	Nature	Outstanding Amount	MTM Gain/ (Loss)
Commodity	Forward Cover, Option etc.	25,892.99	(140.00)
Foreign Exchange, Currency etc.	Forward Cover, Option etc.	12,193.42	(80.00)

(Rs. in Million)

	2007-08 Share in Joint Ventures	2007-08 Consolidated	2006-07 Consolidated
9. Additional Information:			
(a) Estimated amount of contracts remaining to be executed on capital account and not provided for (Net of Advances)	1,767.57	22,238.69	13,898.51
(b) Contingent liabilities not provided for in respect of:			
i) Claims against the Company not acknowledged as debts	242.52	7,531.91	2,012.43
ii) Bills discounted with Banks	-	765.88	1,004.16
iii) Corporate Guarantees outstanding	-	936.55	506.40
iv) Custom duty on Capital goods and Raw Materials imported under Advance License/ EPCG Scheme against which Export obligations to be fulfilled	6.03	1,926.30	1,836.72

SCHEDULE '20' (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS (Contd.)

(Rs. in Million)

	2007-08	2006-07
10. Major components of Deferred Tax arising on account of temporary timing differences are as under:		
Deferred Tax Liability:		
Depreciation	64,128.50	14,148.18
Others	11,679.17	807.08
	75,807.67	14,955.26
Deferred Tax Assets:		
Un-amortized Expenditure	12,741.72	149.40
Brought forward Business Loss	6,664.11	1,710.86
Others	6,888.32	1,379.50
	26,294.15	3,239.76
Deferred Tax Liability (Net)	**49,513.52**	**11,715.50**
11. Exchange gain/ (loss) has been adjusted with the following heads of Account:		
Sales & Operating Revenues	1,131.23	(179.96)
Manufacturing and Other Expenses	2,545.06	1,037.44
Interest & Finance Cost	(399.78)	(552.33)
Total	**3,276.51**	**305.15**

12. (a) Future obligation under non-cancelable operating leases are as under:

(Rs. in Million)

Period	2007-08	2006-07
Not later than one year	1,406.83	298.02
Later than one year and not later than five years	3,057.80	662.55
Later than five years	1,555.40	114.60

(b) Future obligation towards minimum lease payments under the finance leases taken on or after 1st April, 2001 are as under:

(Rs. in Million)

Period	2007-08		2006-07	
	Payment	Present Value	Payment	Present Value
Not later than one year	382.16	370.35	60.09	55.88
Later than one year and not later than five years	1,376.81	991.47	235.86	184.68
Later than five years	1,878.59	1,279.16	-	-

13. **Segment Reporting:**

(a) Primary Segment (by Business Segment):

i) The Company has three reportable segments viz. Aluminium, Copper and Others which have been identified in line with the Accounting Standard 17 on "Segment Reporting", taking into account the organizational structure as well as differential risk and return of these segments. Details of products included in each segment are as under:

Aluminium : Alumina, Aluminium Metal and Aluminium Metal Products.

Copper : Continuous Cast Copper Rods, Copper Cathodes, Sulphuric Acid, DAP & Complexes, Gold and Silver

Others : Caustic, Cellular Services and Others

ii) Inter-segment transfers are at market rates.

SCHEDULES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

SCHEDULE '20' (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS (Contd.)

iii) Information about Primary Segment are follows: (Rs. in Million)

Particulars	2007-08				2006-07			
	Aluminium	Copper	Others	Total	Aluminium	Copper	Others	Total
REVENUE								
External Sales	470,338.20	123,344.92	6,445.11	600,128.23	73,672.92	115,270.19	4,217.97	193,161.08
Inter-segment transfers	201.12	58.93	1,129.13	1,389.18	28.20	61.35	1,067.51	1,157.06
	470,539.32	123,403.85	7,574.24	601,517.41	73,701.12	115,331.54	5,285.48	194,318.14
Less: Inter Segment Adjustment	201.12	58.93	1,129.13	1,389.18	28.20	61.35	1,067.51	1,157.06
Total Revenue	470,338.20	123,344.92	6,445.11	600,128.23	73,672.92	115,270.19	4,217.97	193,161.08
RESULTS								
Segment Results	32,137.60	9,314.19	1,863.93	43,315.72	29,265.40	5,877.07	1,336.09	36,478.56
Un-allocable Income (Net)				2,665.24				3,099.52
Interest Expenses				(18,490.97)				(3,134.70)
Provision for Taxes				(3,616.75)				(9,585.85)
Net Profit				23,873.24				26,857.53
OTHER INFORMATION								
Assets:								
Segment Assets	478,103.66	91,347.00	13,528.14	582,978.80	87,629.66	85,237.48	10,095.50	182,962.64
Un-allocable Assets				151,722.26				93,996.83
Total Assets				734,701.06				276,959.47
Liabilities:								
Segment Liabilities	139,338.14	17,754.20	2,746.98	159,839.32	11,608.88	20,127.27	7,426.09	39,162.24
Un-allocable Liabilities				401,400.65				109,659.70
Total Liabilities				561,239.97				148,821.94
Capital Expenditure	22,469.26	4,035.88	3,349.32		15,943.50	6,877.83	654.71	
Non-Cash Expenses:								
Depreciation	19,621.08	3,894.41	936.79		3,852.84	3,127.88	753.34	
Impairment	54.73	-	-		125.24	727.16	-	

(b) Secondary Segment (by Geographical demarcation):

i) The secondary segment is based on geographical demarcation i.e. India and Rest of the World.

ii) Information about Secondary Segment are follows:

(Rs. in Million)

Particulars	2007-08			2006-07		
	India	Rest of the World	Total	India	Rest of the World	Total
Segment Revenue	133,697.40	466,430.83	600,128.23	117,786.14	75,374.94	193,161.08
Segment Assets	183,340.04	399,638.76	582,978.80	162,826.34	20,136.30	182,962.64
Capital Expenditure	17,501.29	12,353.17	29,854.46	17,828.73	5,647.31	23,476.04

14. Disclosure in respect of Related Party pursuant to Accounting Standard 18:

(a) Related Parties with whom transactions have taken place during the year:

i) **Associates:**
Aditya Birla Science and Technology Company Limited
Aluminium Norf GmbH
Consorcio Candonga
MiniMRF LLC
Deutsche Aluminium Verpackung Recycling GmbH
France Aluminium Recyclage SA

ii) **Joint Ventures:**
IDEA Cellular Limited
Mahan Coal Limited

iii) **Trust:**
Trident Trust

iv) **Key Managerial Personnel:**
Mr. Debu Bhattacharya - Managing Director

SCHEDULE '20' (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS (Contd.)

(b) The following transactions were carried out with the related parties in the ordinary course of business:

i) **Associates and Joint Ventures:** (Rs. in Million)

Particulars	2008		2007	
	Associates	Joint Ventures	Associates	Joint Ventures
Transactions during the year ended 31st March:				
Service Received	11,156.48	0.40	5.16	0.39
Interest and Dividend Received	32.88	-	0.72	-
Investments, Deposits, Loans and Advances given	1,038.02	9.50	45.35	25.15
Investments, Deposits, Loans and Advances received	706.31	-	-	-
Balance as at 31st March:				
Debit Balance	0.01	0.05	-	-
Credit Balance	2,211.97	-	4.18	-
Investments, Deposits, Loans and Advances	39,746.95	2,318.05	143.59	2,309.94

	2007-08	2006-07
ii) **Trust:**		
Beneficiary Interest in Trust	344.52	344.52
iii) **Key Managerial Personnel:**		
Managerial Remuneration (including perquisites)*	82.37	49.40

* Excluding gratuity, leave encashment provisions and employee compensation under Employee Stock Option Scheme.

15 **Earnings Per Share (EPS):**

	2007-08	2006-07
Net Profit	23,873.24	26,857.53
Less: Dividend on Preference Shares (including Dividend Tax)	(0.28)	-
Net Profit attributable to Equity Shareholders	23,872.96	26,857.53
Less: Tax adjustment for earlier years	(5,480.92)	1.18
Profit before Tax adjustment for earlier years	18,392.04	26,858.71
Weighted average number of Basic Equity Shares outstanding	1,167,151,498	1,004,921,647
Weighted average number of Diluted Equity Shares outstanding	1,173,519,744	1,004,921,647
Face value of Equity Shares (in Re.)	1.00	1.00
Earnings per Share (EPS):		
Basic EPS (in Rs.)	20.45	26.73
Diluted EPS (in Rs.)	20.34	26.73
Basic EPS before Tax adjustment for earlier years (in Rs.)	15.76	26.73
Diluted EPS before Tax adjustment for earlier years (in Rs.)	15.67	26.73

16. (a) Figures of previous year have been regrouped/ rearranged wherever necessary.

(b) Consequent upon acquisition of Novelis Inc and incorporation of other subsidiaries, figures of current year are not comparable with those of the previous year.

As per our report annexed.

For SINGHI & CO.
Chartered Accountants

RAJIV SINGHI
Partner
Membership No. 53518

Camp: Mumbai
Dated: The 20th day of June, 2008

S. Talukdar
Executive President & CFO

Anil Malik
Company Secretary

For and on behalf of the Board

Kumar Mangalam Birla – *Chairman*
D. Bhattacharya – *Managing Director*
M. M. Bhagat – *Director*

FINANCIAL INFORMATION RELATING TO SUBSIDIARY COMPANIES FOR THE YEAR ENDED 31ST MARCH 2008

(Rs. in Million)

						Investments **								
						Long Term Investments								
	Name of the Subsidiary Company	Capital	Reserves	Total Assets	Total Liabilities	Government Securities	Shares, Debenture, Bonds & Others	Units of Mutual Funds	Current Investments-Units of Mutual Funds	Turnover/ Revenues	Profit/ (Loss) before Tax	Provision for Tax	Profit/ (Loss) after Tax	Proposed Dividend
1	Indal Exports Limited	1.40	3.65	5.22	5.22	-	-	-	4.84	0.13	(0.04)	-	(0.04)	-
2	Minerals & Minerals Limited	0.50	10.96	12.76	12.76	-	-	-	-	2.77	0.06	0.01	0.05	-
3	Renuka Investments & Finance Limited	92.52	289.31	384.03	384.03	-	189.31	-	0.50	45.72	44.10	8.06	36.04	-
4	Renukeshwar Investments & Finance Limited	47.97	217.96	265.94	265.94	-	190.19	-	-	26.49	26.28	1.49	24.79	-
5	Suvas Holdings Limited	3.70	0.00	3.87	3.87	-	-	-	-	-	-	-	-	-
6	Utkal Alumina International Limited	5,532.42	-	6,143.42	6,143.42	-	-	-	-	-	-	-	-	-
7	Bihar Caustic & Chemicals Limited	233.87	1,740.34	3,509.59	3,509.59	-	250.00	-	-	1,820.87	584.50	91.82	492.68	35.08
8	Hindalco-Almex Aerospace Limited	300.00	-	690.59	690.59	-	-	-	-	-	-	-	-	-
9	Lucknow Finance Company Limited	120.03	55.66	188.85	188.85	-	0.01	-	40.61	16.85	14.55	3.60	10.95	-
10	Dahej Harbour and Infrastructure Limited	500.00	1,755.90	2,548.75	2,548.75	-	-	-	138.81	668.57	465.88	37.55	428.34	-
11	East Coast Bauxite Mining Company Private Limited	0.10	(0.03)	0.12	0.12	-	-	-	-	-	(0.03)	-	(0.03)	-
12	Tubed Coal Mines Limited	19.50	-	20.54	20.54	-	-	-	-	-	-	-	-	-
13	Aditya Birla Minerals Limited - Consolidated*	16,444.69	2,478.40	23,768.53	23,768.53	-	-	-	-	24,478.37	5,486.45	1,656.28	3,830.17	-
14	Birla Resources Pty Limited #	23.72	-	24.03	24.03	-	-	-	-	1.91	0.06	-	0.06	-
15	A V Minerals (Netherlands) B.V.	24,150.36	(4,956.72)	140,313.25	140,313.25	-	-	-	-	19.21	(4,977.03)	-	(4,977.03)	-
16	A V Metals Inc #	140,159.46	(135.95)	140,171.88	140,171.88	-	-	-	-	1,055.50	(136.84)	-	(136.84)	-
17	A V Aluminum Inc # #	139,106.09	(1,320.62)	139,106.09	139,106.09	-	-	-	-	-	(935.92)	393.57	(1,329.49)	-
18	Novelis Inc - Consolidated # # #	139,761.60	736.90	421,983.06	421,983.06	-	36,645.49	-	-	400,164.03	(470.55)	(140.54)	(330.01)@	-

* Exchange rate as on 31st March, 2008 : 1 AUD=Rs. 36.49

\# Subsidiary of AV Minerals (Netherlands) B.V.

\# # Subsidiary of AV Metals Inc.

\# # # Subsidiary of AV Aluminum Inc.

** Excluding Investment in Subsidiaries.

@ For the period 16.05.2007 to 31.03.2008.

Note :

The Ministry of Company Affairs, Government of India vide its order No. 47/180/2008-CL-III dated 12th August, 2008 issued under section 212 (8) of the Companies Act, 1956, has exempted the Company from attaching the documents of Company's subsidiaries, required to be attached under section 212 (1) of the Companies Act, 1956, for the financial year ended on 31.03.2008. However annual accounts of the Subsidiary Companies and the related detailed information will be made available to the investors of the Company and subsidiaries of the Company, seeking such information at any point of time. The annual accounts of the subsidiary companies are available for inspection by any investor at the Registered Office of the Company and the concerned Subsidiary of the Company.

HINDALCO

ADITYA BIRLA GROUP

Hindalco Industries Limited

VISION, MISSION & VALUES

Vision

"To be a premium Metals major, global in size and reach, with a passion for excellence"

Mission

"To relentlessly purse the creation of superior shareholder value by exceeding customer expectations profitably, unleashing employee potential and being a responsible corporate citizen adhering to our values"

Values

Integrity *Honesty in every action.*

Commitment *Doing whatever it takes to deliver, as promised.*

Passion *Missionary zeal arising out of an emotional engagement with work.*

Seamlessness *Thinking and working together across functional silos, hierarchy levels, businesses and geographies.*

Speed *Responding to stakeholders with a sense of urgency.*

HINDALCO & ITS SUBSIDIARIES/JVs

Hindalco Industries Limited : Aluminium, Copper

Subsidiaries

- Novelis Inc., Canada : Aluminium Rolled Products
- Bihar Caustic and Chemicals Limited : Caustic Soda, Liquid Chlorine, Hydrochloric Acid
- Aditya Birla Minerals Limited : Copper Mining
- Hindalco-Almex Aerospace Limited : Aerospace Alloy
- Utkal Alumina International Limited : Alumina
- Dahej Harbour & Infrastructure Limited : Handling of Captive Cargo (Copper Unit) and Commercial Cargo
- Novelis (India) Infotech Ltd. : Information Technology Services
- Tubed Coal Mines Ltd. : Mining

Joint Ventures

- IDEA Cellular Limited : Telecom
- Mahan Coal Limited : Mining

END

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